Exhibit 2.1

Execution Copy

SALE, PURCHASE AND PUT/CALL AGREEMENT

among

FEDERATED INVESTORS, INC.

MDTA LLC

HBSS ACQUISITION CO.

and

THE SELLING PARTIES (as defined herein)

Dated as of May 11, 2006

i

TABLE OF CONTENTS

(continued)

ARTICLE VI TERMINATION		61

6.1.	Termination	61

6.2.	Effect of Termination	62

ARTICLE VII INDEMNIFICATION		62

7.1.	Indemnification to Buyer	62

7.2.	Indemnification to the Selling Parties	63

7.3.	Third Party Claims	64

7.4.	Limitation of Liability	65

7.5.	Subrogation	68

7.6.	Set-Off; Remedies; Profits Interest Members	69

7.7.	Expiration of Representations and Warranties; Scope of Liability	69

ARTICLE VIII MISCELLANEOUS		70

8.1.	Fees and Expenses	70

8.2.	Notices	70

8.3.	Headings and Section, Schedule and Exhibit References	72

8.4.	Entire Agreement	72

8.5.	Counterparts	72

8.6.	Governing Law	72

8.7.	Binding Effect	72

8.8.	No Third-Party Beneficiaries	72

8.9.	Amendment; Waivers	73

8.10.	Severability	73

8.11.	Tax Matters	73

8.12.	Sellers’ Representative	73

8.13.	Limitation on Damages	74

8.14.	Assignment; Successors	74

ARTICLE IX DEFINITIONS		74

9.1.	Definition of Certain Terms	74

9.2.	Other	94

ii

Exhibits

Exhibit A	Selling Parties, Selling Members, LLC Interests, Units, etc.

Exhibit B	Form of Client Consent (Written Consent Required)

Exhibit C	Form of Client Consent (Implied Consent Clients)

Exhibit D	Form of Client Consent (Investment Advisory Contract Terminates)

Exhibit E	Form of Wrap Sponsor Consent

Exhibit F	Form of Company’s Counsel Legal Opinion

Exhibit G-1	Form of Section 1445(a) Certificate

Exhibit G-2	Form of Section 1445(a) Certificate

Exhibit H	Form of Buyer’s Counsel Opinion

Exhibit I	Form of Employment Agreement

Exhibit J	Form of Fund Reorganization

Exhibit K	Form of Special Incentive Plan

Exhibit L	Mutual Fund Starting Revenue

Exhibit M	Form of Agreement Regarding Confidential Information

Exhibit N	Form of Release

Exhibit O	Amended and Restated Operating Agreement

Exhibit P	Certain Employee-Related Information

Schedules

Schedule 3.1.4	Company Conflicts

Schedule 3.1.5	Title Matters

Schedule 3.1.6	Company Consents

Schedule 3.1.8(a)	Employee Benefit Plans

Schedule 3.1.8(a)(iv)	Plan Funding Matters

Schedule 3.1.8(b)(i)	ERISA Clients

Schedule 3.1.8(d)	Company Employees

Schedule 3.1.10	Company Tax Matters

Schedule 3.1.12	Undisclosed Liabilities

Schedule 3.1.13	Contract Matters

Schedule 3.1.14	Intellectual Property Matters

Schedule 3.1.15	Registrations and Regulatory Filings

Schedule 3.1.16(a)	Clients

Schedule 3.1.16(c)	Private Funds

Schedule 3.1.16(e)	Fund Contracts

Schedule 3.1.18	Company Litigation

Schedule 3.1.19	Compliance with Laws

Schedule 3.1.20	Affiliate Transactions

Schedule 3.1.21	Insurance Policies

Schedule 3.1.22	Conduct of Business

Schedule 3.1.23	Offices

Schedule 3.1.24	Safe Deposit Boxes and Bank Accounts

Schedule 3.1.25	Real Property Matters

Schedule 3.1.27	Wrap Programs

Schedule 3.1.29(e)	Company or Affiliate Contracts with Mutual Funds or Private Funds

Schedule 3.1.29(f)	Mutual Fund and Private Fund Third Party Contracts

Schedule 3.1.29(g)	Mutual Fund and Private Fund Litigation

Schedule 3.1.29(h)	Subadvised Fund Matters

Schedule 3.3.7	VAM Sub Tax Matters

Schedule 3.4.3	Buyer Consents

Schedule 3.4.6	Buyer Govermental Authority Investigations or Penalties

Schedule 3.4.7	Buyer Disqualification Matters

Schedule 3.4.11	Buyer Competitive Restrictions

Schedule 4.1.8	Certain Sales Representatives

Schedule 9	Optimum Q Process

SALE, PURCHASE AND PUT/CALL AGREEMENT

SALE, PURCHASE AND PUT/CALL AGREEMENT, dated as of May 11, 2006, among Federated Investors, Inc., a Pennsylvania corporation (“Buyer”), the parties identified as Selling Parties on Exhibit A hereto (the “Selling Parties”), HBSS Acquisition Co., a Delaware corporation (“VAM Sub”) and MDTA LLC, a Delaware limited liability company (“Company”). Capitalized terms used in this Agreement and not otherwise defined have the meanings specified in Section 9.1

RECITALS

WHEREAS, Company is an investment adviser providing investment advisory and related services to various clients, including separately managed accounts, mutual funds and other pooled investment vehicles (the “Business”);

WHEREAS, the Selling Parties identified as Selling Members on Exhibit A hereto (the “Selling Members”, and, collectively with VAM Sub, the “Members”) and VAM Sub own all of the limited liability company interests in Company (“LLC Interests”);

WHEREAS, VAM Sub is a wholly owned subsidiary of Value Asset Management, LLC, a Delaware limited liability company (“VAM”);

WHEREAS, for the Purchase Price, and on the terms and conditions specified in this Agreement, on the Closing Date (a) the Initial Selling Members (identified on Exhibit A) wish to sell to Buyer, and Buyer wishes to buy from the Initial Selling Members, all of the LLC Interests (other than the Profits Interest Units) held by the Initial Selling Members (collectively with the Profits Interest Units that may be subsequently purchased by Buyer hereunder), the “Purchased LLC Interests”) and (b) VAM wishes to sell to Buyer and Buyer wishes to buy from VAM, all of the issued and outstanding capital stock of VAM Sub (the “Purchased Stock”, and together with the Purchased LLC Interests, the “Purchased Equity”); and

WHEREAS, Buyer and the Profits Interest Members wish to enter into the arrangements set forth herein pursuant to which each Profits Interest Member may require Buyer to purchase his Profits Interest Units, and Buyer may require each such Profits Interest Member to sell his Profits Interest Units to Buyer, on the terms and for the applicable Profits Interest Purchase Price set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties do hereby covenant and agree as follows:

ARTICLE I

SALE AND PURCHASE OF EQUITY INTERESTS

1.1. Sale of Equity Interests. Subject to and in accordance with the terms and conditions in this Agreement, at the Closing (a) the Selling Members will sell to Buyer (or its designated Subsidiary), and Buyer (or its designated Subsidiary) will buy from the Selling Members, the Purchased LLC Interests (other than the Profits Interest Units) and (b) VAM will sell to Buyer (or its designated Subsidiary), and Buyer (or its designated Subsidiary) will buy from VAM, all of the Purchased Stock, in each case free and clear of all Liens and other Adverse Claims. The foregoing purchase and sale of the Purchased Equity (together with any subsequent purchase and sale of Profits Interest Units pursuant to Section 2.6) shall be for the aggregate Purchase Price.

1.2. Closing. The closing of the sale and purchase of the Purchased Equity (“Closing”) shall take place at the offices of Bingham McCutchen LLP, 399 Park Avenue, New York, New York, at 10:00 a.m. on the fifth Business Day after the conditions set forth in Article V have been satisfied or waived in accordance with the terms of this Agreement or at such other time and place as Buyer and Company mutually agree (“Closing Date”). Subject to the provisions of Article VI below, failure to consummate the sales and purchases provided for in this Agreement on the date and time, and at the place, determined pursuant to the foregoing provisions of this Section 1.2 shall not result in the termination of this Agreement and shall not relieve any Party of any obligation under this Agreement; provided, however, that (i) such failure occurred despite good faith efforts of the Parties to this Agreement, and (ii) the Closing occurs on the next Friday (which is a Business Day) after the date of such failure to close or at such other time as Buyer and Company mutually agree.

ARTICLE II

CONSIDERATION

2.1. Aggregate Purchase Price. Notwithstanding any provision in this Agreement to the contrary, the aggregate Purchase Price to be paid by Buyer shall in no event exceed $230,880,000 plus the aggregate Profits Interest Purchase Prices, if any, paid pursuant to Section 2.6 below.

2.2. Purchase Price. Subject to the terms and conditions in this Agreement, Buyer shall pay the Purchase Price, by wire transfer of immediately available funds to the account specified by the Sellers’ Representative to Buyer not less than three Business Days prior to the Closing or other applicable payment due date (for distribution by the Sellers’ Representative to the Selling Parties in accordance with each Selling Party’s applicable Pro Rata Share, except as set forth in subpart (e) below), at such times, and in such amounts, as specified in this Section 2.2:

(a) At the Closing, Buyer shall pay $100,880,000 (the “Closing Date Amount”) to the Sellers’ Representative, subject to Section 2.3.

(b) Buyer shall pay to the Sellers’ Representative the First Anniversary Payment, if any, at the times and in the amounts required pursuant to Section 2.4.

(c) Buyer shall pay to the Sellers’ Representative the Second Anniversary Payment, if any, at the times and in the amounts required pursuant to Section 2.4.

(d) Buyer shall pay to the Sellers’ Representative the Third Anniversary Payment, if any, at the times and in the amounts required pursuant to Section 2.4.

(e) At any Put/Call Closing, Buyer shall pay the total applicable Profits Interest Purchase Price to the applicable Profits Interest Members at the times and in the amounts required pursuant to Section 2.6.

2.3. VAM LOC/Seller Transaction Expenses. At the Closing, Buyer shall pay and discharge in full the outstanding amount, if any, of the VAM LOC and all Seller Transaction Expenses evidenced on the Certificate of Indebtedness and the Closing Date Amount to be paid by Buyer to the Sellers’ Representative for distribution to each applicable Selling Party pursuant to Section 2.2(a) at the Closing shall be reduced by such Selling Party’s Pro Rata Share of such amount.

2.4. Calculation Mechanics.

Subject (to the extent applicable) to Section 2.8:

(a) Within 40 Business Days after the First Anniversary Date, Second Anniversary Date and Third Anniversary Date, as applicable, Buyer shall (i) prepare in good faith, and deliver to the Sellers’ Representative, a statement (together with reasonably detailed supporting calculations and financial information) showing the amount of the First Anniversary Payment, Second Anniversary Payment or Third Anniversary Payment, as applicable, that has been earned and is due and payable under Sections 2.2(b), (c) and (d), respectively and (ii) pay the amount of such Contingent Payment to an account to be specified in writing by the Sellers’ Representative to Buyer on or prior to the 37th Business Day after the First Anniversary Date, Second Anniversary Date and Third Anniversary Date (for distribution by the Sellers’ Representative to the Selling Parties in accordance with each Selling Party’s applicable Pro Rata Share).

(b) Buyer shall cause Company, and its advisors, counsel and accountants, to give the Sellers’ Representative, and the Sellers’ Representative’s advisors, counsel and accountants, reasonable access to Company’s books, records and personnel needed to enable the Sellers’ Representative to review on a fully-informed basis the determination of the First Anniversary Payment, Second Anniversary Payment and Third Anniversary Payment.

(c) As soon as practicable, but not later than 15 Business Days after receiving a statement from Buyer contemplated in Section 2.4(a) above, the Sellers’ Representative will notify Buyer of any dispute with respect to the calculations of the First Anniversary Payment,

Second Anniversary Payment or Third Anniversary Payment, as applicable, specifying the dispute in reasonable detail. If the Sellers’ Representative does not notify Buyer of a dispute within this period, or if the Sellers’ Representative notifies Buyer that the Sellers’ Representative agrees with Buyer’s calculations with respect to the First Anniversary Payment, Second Anniversary Payment or Third Anniversary Payment, as applicable, then Buyer’s calculations as delivered to the Sellers’ Representative shall be final and binding.

(d) If the Sellers’ Representative timely notifies Buyer of a dispute under Section 2.4(c), and the dispute is not resolved within 10 Business Days after the date of such notice:

(i) the Sellers’ Representative or Buyer, upon notice to the other, may require that the dispute shall be referred for resolution to an Accounting Firm agreed upon at the time by the Sellers’ Representative and Buyer (which agreement shall not be unreasonably withheld or delayed) (the “Designated Accounting Firm”);

(ii) if the Sellers’ Representative or Buyer requires the dispute to be referred to the Designated Accounting Firm, the Sellers’ Representative and Buyer shall use their commercially reasonable efforts to cause the Designated Accounting Firm to issue within 30 Business Days after its selection a written report stating its resolution of the dispute selecting either Buyer’s determination of the applicable Contingent Payment, the Sellers’ Representative’s determination of the applicable Contingent Payment or an amount in between the two;

(iii) if the Sellers’ Representative or Buyer requires the dispute to be referred to the Designated Accounting Firm, upon the Designated Accounting Firm issuing its written report, the amount of the First Anniversary Payment, Second Anniversary Payment or Third Anniversary Payment, as applicable, determined by the Designated Accounting Firm, shall be final and binding;

(iv) if the Sellers’ Representative or Buyer requires the dispute to be referred to the Designated Accounting Firm, the Selling Parties, severally in accordance with their applicable Pro Rata Share on the one hand, and Buyer, on the other hand, shall each pay one-half of the Designated Accounting Firm’s fees and expenses; and

(v) if an amount in excess of the undisputed portion of the First Anniversary Payment, Second Anniversary Payment or Third Anniversary Payment, as applicable, that was paid by Buyer in accordance with Section 2.4(a) above is finally agreed or determined to be payable by Buyer to the Selling Parties, Buyer shall pay such excess amount to the Sellers’ Representative in accordance with Section 2.2 above within five Business Days of such final agreement or determination.

2.5. Clawback Payment. If required approval of the shareholders of one or more Mutual Funds to the interim contract contemplated in Section 4.1.5 or a Fund Reorganization (as applicable) is not obtained within 150 days after the Closing Date, then:

(a) within 180 days after the Closing Date, Buyer shall prepare in good faith and deliver to the Sellers’ Representative a statement (together with reasonable supporting calculations) showing the Clawback Payment that is due and payable by the Selling Parties to Buyer;

(b) Buyer shall cause Company, and its advisors, counsel and accountants, to give the Sellers’ Representative, and the Sellers’ Representative’s advisors, counsel and accountants, reasonable access to Company’s books, records and personnel needed to enable the Sellers’ Representative to review on a fully-informed basis the determination of the Clawback Payment;

(c) As soon as practicable, but not later than 20 days after receiving the statement from Buyer contemplated in Section 2.5(a) above, the Sellers’ Representative will notify Buyer of any dispute with respect to the calculation of the Clawback Payment, specifying the dispute in reasonable detail. If the Sellers’ Representative does not notify Buyer of a dispute within this period, or if the Sellers’ Representative notifies Buyer that the Sellers’ Representative agrees with Buyer’s calculation with respect to the Clawback Payment, then Buyer’s calculation as delivered to the Sellers’ Representative shall be final and binding.

(d) If the Sellers’ Representative timely notifies Buyer of a dispute under Section 2.5(c), and the dispute is not resolved within 10 Business Days after the date of such notice:

(i) either the Sellers’ Representative or Buyer, upon notice to the other, may require that the dispute shall be referred for resolution to the Designated Accounting Firm;

(ii) if the Sellers’ Representative or Buyer requires the dispute to be referred to the Designated Accounting Firm, the Sellers’ Representative and Buyer shall use their commercially reasonable efforts to cause the Designated Accounting Firm to issue within 30 Business Days after its selection a written report stating its resolution of the dispute selecting either Buyer’s determination of the Clawback Payment, the Sellers’ Representative’s determination of the Clawback Payment or an amount in between the two;

(iii) if the Sellers’ Representative or Buyer requires the dispute to be referred to the Designated Accounting Firm, upon the Designated Accounting Firm issuing its written report, the amount of the Clawback Payment determined by the Designated Accounting Firm shall be final and binding; and

(iv) if a the Sellers’ Representative or Buyer requires the dispute to be referred to the Designated Accounting Firm, the Selling Parties, severally in accordance with their applicable Pro Rata Share on the one hand, and Buyer, on the other hand, shall each pay one-half of the Designated Accounting Firm’s fees and expenses.

(e) Within five Business Days of the amount of the Clawback Payment being finally agreed or determined as provided in this Section 2.5, each Selling Party, severally in accordance with its Pro Rata Share, shall pay the Clawback Payment to Buyer by wire transfer of immediately available funds to an account specified by Buyer to the Sellers’ Representative not less than three Business Days prior to the date of payment (it being understood that the amount of any such Clawback Payment allocable to a Profits Interest Unit shall be satisfied at any Put/Call Closing held with respect thereto in accordance with the definition of Profits Interest Purchase Price).

2.6. Profits Interest Puts and Calls.

(a) At any time after January 1, 2007, but on or before January 31, 2007 (the “Put Period”), each Profits Interest Member shall have the right to require Buyer to purchase all, but not less than all, of the Profits Interest Units held by such Profits Interest Member for an amount per Profits Interest Unit equal to the Profits Interest Purchase Price (determined as of the applicable Put/Call Closing). A Profits Interest Member may make any such election by providing notice to Buyer (with a copy to the Sellers’ Representative) at any time during the Put Period (the “Put Notice”).

(b) At any time on or after June 1, 2007, but on or before June 30, 2007 (the “Call Period”), Buyer shall have the right to purchase all, but not less than all, of the Profits Interest Units then held by a Profits Interest Member for an amount per Profits Interest Unit equal to the Profits Interest Purchase Price (determined as of the applicable Put/Call Closing Date). Buyer may exercise such right by providing written notice to the Profits Interest Member (with a copy to the Sellers’ Representative) at any time during the Call Period (the “Call Notice”).

(c) The closing of any such purchase by Buyer pursuant to subpart (a) or (b) above (a “Put/Call Closing”) shall be held on the fifth (5th) Business Day after the date of the applicable Put Notice or Call Notice, as the case may be, or at such other time as Buyer and the Profits Interest Member in question may mutually agree. At such Put/Call Closing, (i) Buyer shall pay the Profits Interest Purchase Price with respect to the Profits Interest Unit(s) being purchased to an account to be designated by the applicable Profits Interests Member and (ii) the Profits Interest Member(s) shall deliver to Buyer such documentation evidencing transfer of the Profits Interest Units to Buyer (including, without limitation, representations and warranties that the Profits Interest Units are owned by such Profits Interest Member(s) free and clear of all Liens and Adverse Claims) as Buyer may reasonably request and shall also deliver to Buyer affidavits or certificates in form and substance reasonably satisfactory to Buyer needed to exempt the purchase of the Profits Interest Units from Section 1445(a) of the Code, in substantially the form of Exhibit G-2. At the Put/Call Closing, Buyer shall also pay to the applicable Profits Interest Member any amounts that may be payable pursuant to Section 5.2.12(a). In no event shall the conditions precedent set forth in Article V be deemed to apply to any Put/Call Closing.

(d) In the event that the Selling Parties are obligated to pay any expenses or other amounts to third parties after the Closing Date but prior to any Put/Call Closing, Buyer shall pay such amounts that are allocable to Profits Interest Units which have not been purchased pursuant to this Section 2.6 (it being understood that (i) the amount of any such payment shall be satisfied at any Put/Call Closing held with respect thereto in accordance with the definition of Profits Interest Purchase Price and (ii) to the extent that such expenses or other amounts cause the formula within the definition of “Profits Interest Purchase Price” to yield a negative number, the Profits Interest Member in question shall reimburse Buyer for such negative amounts at the Put/Call Closing).

(e) Notwithstanding anything else in this Agreement to the contrary, in no event shall Buyer be obligated to pay to any Profits Interest Member his Pro Rata Share of any Contingent Payment if the Profits Interest Units held by such Profits Interest Member have not been put to Buyer or called by Buyer pursuant to Section 2.6(a) or 2.6(b) hereof.

(f) Buyer, on the one hand, and the Profits Interest Members, on the other hand, acknowledge and agree that in the event of a breach of the obligations set forth in Section 2.6(a), 2.6(b), 2.6(c), 2.6(d) and 7.6(b), the non-breaching party may not have an adequate remedy at law, and accordingly the Parties agree that such non-breaching Party will be entitled to specific performance and other appropriate injunctive and equitable relief.

2.7. Interest. Any amounts to be paid by the Selling Parties that are finally due under Section 2.5 above, or Sections 2.6(d) or 7.6(b) hereof, and not paid within ten Business Days after becoming payable under Section 2.5 above, or Sections 2.6(d) or 7.6(b) hereof, (as applicable) shall accrue interest daily at the Default Rate until any such amounts are paid in full. Any unpaid amounts required to be paid by Buyer that are finally due under Sections 2.2(b), (c), (d) and (e) above shall accrue interest daily at the Default Rate for the period beginning (i) in the case of amounts under Section 2.2(b), (c) or (d) above, on the 41st Business Day after the applicable Anniversary Date and ending on the date that such amounts are paid in full, and (ii) in the case of amounts under Section 2.2(e) above, on the day that is the day after such amounts became payable under Section 2.2(e) above and ending on the date such amounts are paid in full.

2.8 Adjustment to Contingent Payment.

(a) If David Goldsmith’s employment with Buyer (including the Company or any other Affiliate of Buyer) is terminated before the Third Anniversary Date for any of the reasons set forth in items (i) through (vii) below (each a “Termination Event”):

(i) By request, order, or decree of any regulatory body or Governmental Authority;

(ii) By order of the Chief Compliance Officer of Buyer in connection with a violation of Applicable Law or a material violation of the codes of conduct or ethics or other policy of Company or Buyer;

(iii) By request or vote of the Board of Trustees of the Federated Funds;

(iv) By mutual agreement of John Fisher, as President of the advisory companies of Buyer (or his deemed replacement) and, subject to the execution of a mutually acceptable confidentiality agreement, Gordon Ceresino (whether or not employed with Buyer or an Affiliate of Buyer at the time, unless Mr. Ceresino has died or is disabled, in which case Ken Revis will replace Mr. Ceresino);

(v) For “Cause” as defined in David Goldsmith’s Employment Agreement;

(vi) By David Goldsmith’s voluntary resignation or by mutual agreement; or

(vii) As a result of the death or disability (as defined in David Goldsmith’s Employment Agreement;

then there shall be no change to the terms of any Contingent Payment.

(b) If David Goldsmith’s employment with Buyer (including the Company or any other Affiliate of Buyer) is terminated before the Third Anniversary Date for any reason other than a Termination Event (a “Premature Termination”), then the applicable Contingent Payment for the Anniversary Year in which the Premature Termination is effective shall be determined by assuming the greater of (1) the actual Anniversary Revenues for the Anniversary Year in which the Premature Termination is effective or (2) the annualized Net Investment Advisory Revenue for the period from the beginning of the Anniversary Year in which the Premature Termination is effective through the date of the Premature Termination. The calculation of any applicable Contingent Payment for any subsequent Anniversary Year following the Anniversary Year in which a Premature Termination is effective shall be determined in accordance with Section 2.4 as though no Premature Termination had occurred.

(c) The following example illustrates the application of Section 2.8(b). Assume that (i) the Premature Termination is effective at the end of the first six months (182 days) following the Closing Date; (ii) Net Investment Advisory Revenue earned for the first six months (182 days) following the Closing Date was $16,000,000; (iii) Anniversary Revenues for the first Anniversary Year are $30,000,000; and (iv) annualized Net Investment Advisory Revenue for the first Anniversary Year equal $32,088,000 (($16,000,000 / 182 days) x 365 days). Based on these assumptions, the Anniversary Revenue used to determine the First Anniversary Payment would be $32,088,000 and 100% of the First Anniversary Payment for the first Anniversary Year would be due and payable pursuant to Section 2.2(b).

2.9 Seller Payment Distributions. In the case of any payments made under this Agreement to the Sellers’ Representative for distribution to any applicable Selling Party in accordance his, her or its respective Pro Rata Share, such payments shall be distributed by the Sellers’ Representative to the applicable Selling Party (by wire transfer in accordance with written account instructions to be provided by such Selling Party to the Sellers’ Representative) within one (1) Business Day after the Sellers’ Representative’s receipt thereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties Concerning Company. Company represents and warrants to Buyer as follows:

3.1.1. Organization; Authority.

(a) Power to Enter into the Agreement: Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Company has the limited liability company power and authority to execute and deliver this Agreement and each other document to be executed and delivered by it under this Agreement, to perform its obligations under such documents and to consummate the Transactions.

(b) Authorization of the Agreement: Company has (or, by the time of execution and delivery, will have), by requisite limited liability company action, authorized the execution, delivery and performance of this Agreement and each other document to be executed and delivered by it under this Agreement, and the consummation of the Transactions in accordance with Applicable Law and its organizational documents. Company has given Buyer evidence of such approval in a form reasonably satisfactory to Buyer.

(c) Execution of the Agreement: Company has (or, by the time of execution and delivery, will have) duly executed and delivered this Agreement and each other document to be executed and delivered by it under this Agreement.

(d) Agreement Binds Company: This Agreement and each other document to be delivered by Company under this Agreement constitutes (or, when executed and delivered, will constitute) the valid and legally binding obligation of Company, enforceable against it in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law).

(e) Power to Carry on Business: Company has the power and authority and possesses the rights, licenses, registrations, authorizations and other approvals, governmental or otherwise, necessary to, and to entitle it to, own, lease or otherwise hold its properties and assets, and to carry on its business as currently conducted in all material respects. Company is duly qualified, licensed or registered to transact business and is in good standing in each jurisdiction in which it owns or leases properties, or otherwise does business, except where the failure to be so qualified or authorized would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.1.2. LLC Interests.

(a) Exhibit A states the LLC Interests, which are all the ownership, profit or other interests that are authorized and that are issued by Company and outstanding, and the

Persons owning of record such interests. Except for the put and call rights set forth in Section 2.6 of this Agreement, all such interests are owned free and clear of all Liens and other Adverse Claims.

(b) Except for the Existing LLC Agreement and the other LLC Documents (which shall be terminated or modified prior to or upon the Closing as contemplated in Section 4.5.9 below), and except for the put and call rights set forth in Section 2.6 of this Agreement, there are no agreements, commitments or arrangements to which Company is a Party establishing or affecting any of the Members’ LLC Interests or any of their rights and obligations as members of Company. Except for the Existing LLC Agreement and the other LLC Documents (which shall be terminated or modified prior to or upon the Closing as contemplated in Section 4.5.9 below), and except for the put and call rights set forth in Section 2.6 of this Agreement, there are no outstanding options, warrants or other Rights to buy, or any securities convertible into or exercisable or exchangeable for, LLC Interests or other ownership, profit or interests in, or securities of, Company (or any agreements, commitments or arrangements to issue such Rights or securities) issued or granted by Company.

3.1.3. Subsidiaries. Company does not have any Subsidiaries.

3.1.4. No Conflicts. Except as stated on Schedule 3.1.4, Company’s execution, delivery and performance of this Agreement, and of each other document to be delivered by it under this Agreement, and the consummation of the Transactions, will not:

(a) conflict with, or result in a breach of, a provision of the Existing LLC Agreement, the other LLC Documents or Company’s other organizational documents;

(b) conflict with, or result in a breach of, a provision of a contract, agreement or undertaking to which it is a party, or by which it or any of its assets or properties is bound (except (i) to the extent that Client Consents are required under Section 4.1.5 or to the extent that Mutual Fund shareholder approval may be required subsequent to the Closing, and (ii) the automatic termination at Closing of Company’s Investment Advisory Contract or Subadvisory Contract, as the case may be, with respect to each Mutual Fund and certain other Clients);

(c) give rise to a right of termination, cancellation, amendment or acceleration of an obligation or loss of a benefit affecting, or result in the imposition of any Liens on, any of its assets (except (i) to the extent that Client Consents are required under Section 4.1.5 or to the extent that Mutual Fund shareholder approval may be required subsequent to the Closing, and (ii) the automatic termination at Closing of Company’s Investment Advisory Contract or Subadvisory Contract, as the case may be, with respect to each Mutual Fund and certain other Clients); or

(d) subject to the expiration of the waiting period under the HSR Act, violate Applicable Law.

3.1.5. Ownership of Company’s Assets. Except as stated on Schedule 3.1.5, Company has good and marketable title to, or a valid leasehold in, its assets, in each case free and clear of Liens except: (a) Liens for Taxes or assessments or other governmental charges not yet due and payable; (b) pledges or deposits of money securing statutory obligations under workmen’s compensation, unemployment insurance, social security or public liability laws or similar legislation; (c) pledges or deposits of money securing bids, tenders, contracts or leases to which Company is a party as lessee made in the ordinary course of business; (d) inchoate and unperfected landlords’, workers’, mechanics’ or similar Liens arising in the ordinary course of business, so long as such Liens attach only to equipment, fixtures or real property of Company; (e) carriers’, warehousemen’s, suppliers’ or other similar possessory Liens arising in the ordinary course of business; (f) deposits securing, or in lieu of, surety, appeal or customs bonds in proceedings to which Company is a party; (g) Liens presently existing or hereafter created pursuant to any agreements or commitments evidencing, or entered into by Company in connection with, Indebtedness of Company to be paid and discharged at Closing; (h) statutory Liens arising in the ordinary course of business; and (i) the ownership interests of the lessor or licensor of leased assets or licensed Intellectual Property, the terms of the lease agreement or license and Liens on the ownership interests of the lessor or licensor in such leased assets or licensed Intellectual Property (collectively, “Permitted Liens”).

3.1.6. Consents; Governmental Approvals. Except for filings under the HSR Act, and except for (w) Consents listed on Schedule 3.1.6, (x) Client Consents, and (y) amendments required to be made to Company’s Form ADV after the Closing Date to reflect the Transactions, Company does not need any Consent or Governmental Approval in connection with Company:

(i) executing and delivering this Agreement and each other document to be executed and delivered by it under this Agreement;

(ii) performing its obligations under this Agreement and each other document to be executed and delivered by it under this Agreement; and

(iii) consummating the Transactions.

3.1.7. Brokers. Neither Company nor any of its Affiliates has incurred or will incur any Liability for a fee or commission to a broker, finder, investment banker or other intermediary in connection with the Transactions, except for Putnam Lovell NBF, whose fees shall be paid solely by the Selling Parties (or Company prior to Closing).

3.1.8. ERISA and Related Matters.

(a) Company Employee Benefit Plans:

(i) Schedule 3.1.8(a) lists each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, vacation, tuition reimbursement, employee discount, expense reimbursement, allowance, severance, termination, retention, change of control, stock option or other equity-based, performance or other employee or retiree benefit or compensation plan maintained or established by Company for the benefit of any current or former Employee of Company or the beneficiaries or dependents of such a Person (collectively, the “Plans”).

(ii) Company has made available to Buyer, with respect to each Plan and to the extent applicable, complete and correct copies of the Plan documents in effect; any trust agreements, insurance contracts or other funding arrangements in effect; the two most recent actuarial and trust reports; any communications relating to any audits, investigations, examinations or other Litigation involving, and any other material communications received from or sent to, the IRS, the Pension Benefit Guaranty Corporation or the DOL; the two most recent IRS Forms 5500 and the related schedules to them; the most recent IRS determination letter; the current summary plan descriptions; and any amendments and modifications to any such document.

(iii) Each Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part of such Plan, is so qualified and has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that any trust forming a part of the Plan is exempt from taxation under Section 501(a) of the Code. To Company’s Knowledge, nothing has occurred since the date of any such determination letter that has adversely affected, or could reasonably be expected to adversely affect, the relevant Plan’s qualification or tax-exempt status.

(iv) No Plan is subject to Section 302 of ERISA or Section 412 of the Code. Except as disclosed on Schedule 3.1.8(a)(iv), all contributions, premiums and expenses payable to or in respect of any Plan or the operation or administration of a Plan (whether pursuant to the terms of any Plan or required by Applicable Law) relating to a period on or before the date of this Agreement and the Closing Date have been paid.

(v) No Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(vi) No Plan provides life insurance or medical benefits (whether or not insured) with respect to Employees or former Employees of Company after retirement or other termination of service except as mandated by Applicable Law.

(vii) Each of the Plans has been operated and administered in all material respects in compliance with its terms, Applicable Law (including ERISA and the Code) and all applicable collective bargaining agreements. There are no pending, or to Company’s Knowledge threatened, claims, actions, investigations, proceedings or other Litigation by or on behalf of a Plan, a Governmental Authority, an Employee of Company or otherwise, involving a Plan or its assets (except routine claims for benefits).

(viii) The execution, delivery and performance of this Agreement, and the consummation of the Transactions, will not result in the payment, vesting or acceleration of any benefit under any Plan.

(b) ERISA and Other Plan Clients:

(i) Schedule 3.1.8.(b)(i) lists, as of the Base Date, and will list as of three (3) Business Days prior to the Closing Date, each Client that has represented to Company that it is an “employee benefit plan”, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA, or a Person acting on behalf of such a plan (“ERISA Client”). The accounts of each ERISA Client have been managed by Company in material compliance with the applicable requirements of ERISA. Schedule 3.1.8(b)(i) lists each Client that is not an ERISA Client and has represented to Company that it is a “plan,” as defined in Section 4975(e) and subject to Section 4975 of the Code, or a Person acting on behalf of such a plan (“Plan Client”).

(ii) Company has delivered or made available to Buyer each agreement (whether written or oral) in effect entered into by Company with an ERISA Client under which Company has agreed with the ERISA Client to:

(A) execute securities transactions;

(B) provide other goods or services; or

(C) buy, sell, exchange or swap securities or other economic interests in securities or derivatives of securities (including rights to receive or obligations to pay interest or principal under a debt obligation or rights to receive or obligations to pay interest or principal denominated in a particular security).

(c) Disqualification: To Company’s Knowledge, no basis exists such that Company or any of its Employees would become subject to disqualification from serving in any capacity described in Section 411(a) of ERISA by virtue of Section 411 of ERISA.

(d) Employees: Schedule 3.1.8(d) lists the current Employees of Company, their respective base salaries or wages, and their dates of employment and positions.

3.1.9. Labor Matters. Company is not a party to or bound by any collective bargaining or similar agreements or work rules or practices agreed to with any labor unions or employee associations. There are no labor unions or other organizations representing (or purporting or attempting to represent) any Employees of Company.

3.1.10. Taxes. Except as set forth on Schedule 3.1.10, (i) Company has duly filed with the appropriate Governmental Authority all of the Tax Returns required to have been filed by it; (ii) no outstanding waiver of any statute of limitations relating to Taxes has been executed or given by Company; (iii) Company has paid all Taxes it was required to pay, other than those currently payable without penalty or interest; (iv) Company has withheld and paid over all Taxes required to have been withheld in connection with amounts paid or owing to any employee, creditor, independent contractor or third party; (v) to Company’s Knowledge, no Tax Return of Company is currently under audit by any taxing authority; and (vi) neither the IRS nor any other taxing authority has asserted to Company in writing, or to Company’s Knowledge, is currently threatening to assert against Company, any outstanding deficiency or claim for additional Taxes.

3.1.11. Financial Statements; No Material Adverse Effect.

(a) Company has delivered to Buyer copies of its audited financial statements for the fiscal year ended December 31, 2004, and will deliver to Buyer prior to Closing copies of its audited financial statements for the fiscal year ended December 31, 2005, together with the corresponding auditor’s reports to Company prepared by PricewaterhouseCoopers. Company has also delivered to Buyer copies of its unaudited financial statements as of December 31, 2005 (including a statement of income, balance sheet and statement of cash flows) and will deliver to Buyer prior to Closing copies of its unaudited financial statements as of March 31, 2006 (including a statement of income, balance sheet and statement of cash flows). These audited and unaudited financial statements (the “Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis throughout the period indicated and with other such financial statements and present fairly Company’s financial position in all material respects as of the specified date and results of Company’s operations and cash flows and corresponding changes in the value of Members’ equity interests in all material respects for the specified period, subject, in the case of the interim financial statements, to year-end audit adjustments and the absence of footnotes.

(b) Since December 31, 2004, there has not been any Company Material Adverse Effect.

3.1.12. No Undisclosed Liabilities. Except as specifically disclosed on Schedule 3.1.12, Company does not have any Liabilities or obligations of any nature, whether known or unknown, absolute, accrued, fixed, conditional, contingent, determined or determinable, or otherwise and whether due or to become due, except for Liabilities and obligations that:

(i) were specifically disclosed or reserved against on the balance sheet included in the unaudited Financial Statements for the financial year ended December 31, 2005 or specifically disclosed in the notes to that balance sheet (but, in either case, only to the extent so disclosed or reserved against);

(ii) were incurred in the ordinary course of business, and individually or in the aggregate have not had, and could not reasonably be expected to have, a Company Material Adverse Effect;

(iii) are contemplated by this Agreement or are set forth on the Schedules hereto or which are exempt from disclosure in such Schedules pursuant to the terms of the applicable provisions requiring disclosure on such Schedules, including pursuant to knowledge qualifiers, materiality qualifiers and dollar thresholds; or

(iv) arise under Investment Advisory Contracts entered into in the ordinary course of business after the date of the most recent statement of financial condition included in the Financial Statements, and individually or in the aggregate have not had, and could not reasonably be expected to have, a Company Material Adverse Effect.

3.1.13. Contracts. Schedule 3.1.13 sets forth a list of all written Contracts, or a description of any oral Contracts, to which Company is a party, by which it is bound or to which Company is subject, except (a) any Contract (other than an Investment Advisory Contract) that does not require payment by any party thereof of more than $25,000, (b) any Contract (other than an Investment Advisory Contract) that is terminable by Company upon ninety (90) days’ notice or less without the payment of any penalty or termination fee, (c) any Contract entered into, after the date hereof and prior to Closing, with Buyer or with any other Person in connection with any transaction contemplated by this Agreement, (d) any Contract entered into in the ordinary course of business after the date hereof and prior to the Closing, and (e) any Contract listed in any other Schedule to this Agreement (provided that such Schedule is cross-referenced on Schedule 3.1.13). Company has delivered or made available to Buyer true and correct copies of all Contracts (including all exhibits, schedules and amendments) listed on Schedule 3.1.13 or another Schedule. As used herein, the term “Contract” means the following types of agreements, contracts and commitments (whether written or oral) to which Company is legally bound:

(i) agreements and arrangements for performing services (including current fee schedules) that involve (A) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds), including the Company Products, (B) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds), or (C) otherwise acting as an “investment adviser” (whether as adviser, subadviser or otherwise) within the meaning of the Advisers Act (“Investment Advisory Contracts”). This includes, without limitation, advisory contracts, program agreements, acknowledgements or other agreements executed or delivered by Company for the provision of advisory services under the wrap programs;

(ii) electronic trading agreements;

(iii) agreements and arrangements for selling or promoting investment advisory or investment management services;

(iv) custody arrangements, transfer agent agreements, services agreements and similar agreements;

(v) “soft dollar” agreements and arrangements;

(vi) employment, consulting, severance, agency and other compensation agreements and arrangements;

(vii) mortgages, indentures, security agreements, letters of credit, loan agreements and other agreements, guarantees and instruments relating to borrowing money or extending credit, or which create or authorize a Lien;

(viii) licenses and arrangements under which (A) Company is permitted by any Person to use Intellectual Property (except that the Schedule need not list licenses for off the shelf commercially available software having a price per copy of less than $5,000 that is subject to a shrink wrap or similar unilateral license) or (B) Company permits a Person to use any Intellectual Property of Company;

(ix) finder’s agreements and agreements with third party solicitors of clients;

(x) agreements or arrangements involving payments based on Company’s profits or revenues;

(xi) joint venture, partnership and similar agreements;

(xii) stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements;

(xiii) agreements or legally binding commitments between Company on the one hand and any Affiliate of Company on the other hand, or otherwise covered by Section 3.1.20;

(xiv) any restrictive covenant contained in any leased real property leased by Company that restricts the use, transferability or value of such property;

(xv) leases of real property and other leases involving annual rental payments in excess of $25,000;

(xvi) service agreements for the Business, including agreements (A) to develop proprietary software and (B) for duplication, document production and other office services; in each case, with annual payments in excess of $25,000;

(xvii) any contract or agreement that restricts Company or would restrict Company following the consummation of the Transactions, from competing in any line of business with any Person, soliciting clients or customers, or using or employing the services of any Person;

(xviii) any agreement to acquire equipment or any commitment to make capital expenditures of $25,000 or more;

(xix) any indemnification agreement, guarantee to the extent not covered by clause (vi) above, or similar agreement or arrangement; and

(xx) any other agreements, contracts and commitments that (A) involve payment obligations of more than $25,000 or are not cancelable at will without penalty by Company upon ninety (90) days’ notice or less, or (B) are material to the business, operations, results of operations, condition (financial or otherwise), assets or properties of Company.

Except as disclosed on Schedule 3.1.13, Company is not subject to a competitive restriction in a contract or other instrument binding Company that would prevent Buyer or its Subsidiaries from conducting their investment advisory, management and other businesses in a substantially similar manner to which such businesses are conducted on the date of this Agreement.

Each Contract (and any other agreement or arrangement) to which Company is legally bound, including each of the Contracts listed on Schedule 3.1.13 hereto or any of the other Schedules hereto, or excepted from being listed on Schedule 3.1.13 pursuant to clause (a)-(e) above: (1) has been duly authorized, executed and delivered by Company and, to Company’s Knowledge, each other party to it; and (2) is in full force and effect and constitutes the valid and legally binding obligation of Company and, to Company’s Knowledge, each other party to it, enforceable against Company and, to Company’s Knowledge, each other party to it in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law). Company has not committed any material breach or default under any such Contract (or any such other agreement or arrangement). There does not exist under any Contract (or any such other agreement or arrangement) a material event of default or event or condition that, after notice or lapse of time or both, would constitute a material event of default under it on the part of Company or, to Company’s Knowledge, on the part of any other party to it.

3.1.14. Intellectual Property. Schedule 3.1.14 hereto sets forth a list of (a) all patents, trademarks, service marks, trade names, trade dress, copyrights, Internet domain names and other Intellectual Property registered or recorded in the name of Company and all applications therefor, (b) all trademarks, service marks, trade names, trade dress and Internet Domain Names otherwise owned by Company and all applications therefor, and (c) all written agreements (and a description of any oral agreements or arrangements) relating to patents, trademarks, service marks, trade names, trade dress, copyrights, Internet domain names, technology, know-how, trade secrets, processes and other Intellectual Property which Company is licensed or authorized to use by others or which Company has licensed or authorized for use by others. Without limiting the foregoing, Schedule 3.1.14 and Schedule 9 separately identify all material software and databases developed and owned by Company. Except to the extent set forth on Schedule 3.1.14, Company owns all rights, interest and title to all patents, trademarks, trade names, copyrights, technology, know-how, trade secrets, processes and other Intellectual Property included within the Optimum Q Process, and Company owns or has permission to use all other patents, trademarks, trade names, copyrights, technology, know-how, trade secrets, processes and other Intellectual Property material to and used in the ordinary course of the operation of its business as presently conducted (and conducted through the Closing). Except as set forth on Schedule 3.1.14 hereto, no claims are pending, or, to Company’s Knowledge, threatened, against Company by any Person regarding Company’s ownership or use of any such patents, trademarks, trade names, copyrights, technology, know-how, processes or other Intellectual Property, or challenging or questioning the validity, use, enforceability, or effectiveness of any such license, agreement or Intellectual Property. Except as set forth on Schedule 3.1.14, Company is not subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the ownership, use or transfer of the patents, trademarks, trade names, copyrights, technology, know-how, processes or other Intellectual Property

(including the Intellectual Property included within the Optimum Q Process) of Company, or which may effect the validity, use, enforceability or effectiveness of such Intellectual Property. Except as set forth on Schedule 3.1.14, to Company’s Knowledge, Company’s ownership or use of any such patents, trademarks, trade names, copyrights, technology, know-how, processes, trade secrets and other Intellectual Property (including the Intellectual Property included within the Optimum Q Process) does not misappropriate, violate or otherwise infringe the intellectual property rights of any Person or violate Applicable Law. Except as set forth on Schedule 3.1.14, to Company’s Knowledge, there is no actual or alleged or occurring infringement, misappropriation or unlawful or unauthorized use of the patents, trademarks, trade names, copyrights, technology, know-how, processes or other Intellectual Property (including the Intellectual Property included within the Optimum Q Process) of Company.

3.1.15. Federal and State Securities Laws.

Except as set forth on Schedule 3.1.15:

(a) Investment Adviser and Other Registrations: Company is duly registered as an investment adviser under the Advisers Act. Except for such registration and the registrations listed on Schedule 3.1.15, neither Company nor any of its officers or Employees is, or is required to be, registered or appointed as an investment adviser, investment adviser representative, solicitor, broker-dealer, broker-dealer agent, commodity pool operator, commodity trading adviser, registered representative, sales person or transfer agent with the SEC or other Governmental Authority in connection with the services performed by that Person on behalf of Company.

(b) Regulatory Filings: Company has filed a registration statement on Form ADV and those other registrations set forth on Schedule 3.1.15 required under Applicable Securities Law or general limited liability company Applicable Law (“Company’s Regulatory Filings”). Company’s Regulatory Filings were prepared, in all material respects, in accordance with Applicable Securities Law and did not when filed contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements in them not misleading in light of the circumstances under which they were made, and Company’s Regulatory Filings have been at all times when in effect (and as of the Closing Date will be) true and correct in all material respects and not materially misleading and will not as of the Closing Date contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements in them not misleading in light of the circumstances under which they were made. Company has provided or made available to Buyer true and correct copies of Company’s Regulatory Filings since January 1, 2001.

Except as disclosed on Schedule 3.1.15, no exemptive orders, “no-action” letters or similar exemptions or regulatory relief have been obtained, nor are any requested pending therefor, by or with respect to Company, the Private Funds or, to Company’s Knowledge, the Mutual Funds, the SMA Accounts or Company’s directors, managers, officers, Employees and agents.

(c) No Governmental Authority Investigations or Penalties: Company has delivered or made available to Buyer copies of all correspondence between Company and the SEC, any State regulatory authority or other Governmental Authority since January 1, 2001 relating to any examination or inquiry by the SEC, a State regulatory authority or other Governmental Authority with respect to Company’s compliance with Applicable Securities Law. Neither Company nor any of its managers, directors, officers or Employees (in their capacities as such on behalf of Company) has been enjoined, indicted, convicted or made the subject of any investigations (excluding routine examinations by regulatory or self-regulatory organizations), disciplinary proceedings, consent decrees, or administrative orders or other Litigation on account of a violation (or alleged violation) of Applicable Securities Law.

(d) Policies and Procedures: Company (i) has adopted a formal code of ethics complying with Section 17(j) of the Investment Company Act and Rule 204A-1 promulgated under the Advisers Act; (ii) has adopted and implemented a written policy on insider trading complying with Section 204A of the Advisers Act; (iii) has adopted and implemented a written policy on allocations of initial public offerings of securities; (iv) has adopted and implemented written policies and procedures with respect to proxy voting complying with Rule 206(4)-6 promulgated under the Advisers Act and (v) has adopted and implemented written policies and procedures reasonably designed to prevent violations of (A) the Advisers Act and the rules promulgated thereunder (and, as required, other Applicable Securities Laws) complying with Rule 206(4)-7 under the Advisers Act and, (B) to the extent applicable to Company as a service provider to the Mutual Funds, Federal Securities Laws (as defined in the Investment Company Act) complying with Rule 38a-1 under the Investment Company Act. Company has given or made available to Buyer true and correct copies of such policies and procedures, as well as copies or summaries of all annual reviews of such policies and procedures provided to the boards of directors/trustees of Company or the Mutual Funds. Since January 1, 2001, except as reported and documented in accordance with the compliance policies and procedures of Company or the Advised Mutual Funds, as the case may be, and set forth in Schedule 3.1.15, there have been no material violations of such policies and procedures (or any similar policies and procedures in effect prior to the effective dates of the above provisions, rules and regulations) by Company or, to Company’s Knowledge, its officers, directors, managers, Employees, agents, service providers, or other supervised persons or access persons.

(e) No Disqualifications: The Company is not ineligible (whether by virtue of its own conduct, acts or omissions or by virtue of the conduct, acts or omissions of its Affiliated Persons) under Section 9(a) or 9(b) of the Investment Company Act to serve as an investment advisor (or in any other capacity contemplated by the Investment Company Act) to a registered investment company. Neither Company nor, to Company’s Knowledge, any “person associated with an investment adviser” (as defined in the Advisers Act and applied to Company) is ineligible pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a person associated with an investment adviser, or pursuant to Rule 204-3 under the Advisers Act to serve as a solicitor, and has not been the subject of any legal or disciplinary event that must be disclosed to clients pursuant to Rule 206(4)-4 promulgated under the Advisers Act. Company is not precluded from acting as a fiduciary by operation of Section 411 of ERISA. There is no judicial or administrative action, suit, proceeding, investigation or other Litigation, pending or, to Company’s Knowledge, threatened that could reasonably be expected to result in Company (or, to Company’s Knowledge, any Affiliated Person of Company or any “person associate with an investment adviser” as contemplated above) becoming ineligible to serve in such positions or capacity or requiring disclosure to Clients of Company.

3.1.16. Clients.

(a) Clients: Schedule 3.1.16(a) lists, as of March 31, 2006 (“Base Date”), and will list as of three (3) Business Days prior to the Closing Date, Company’s Clients and, for each Client as of the Base Date:

(i) the Client’s name;

(ii) whether Company advises that Client directly or is that Client’s subadviser;

(iii) whether Company’s advisory services to the Client are discretionary, non-discretionary or impersonal;

(iv) the amount of AUM;

(v) the fee schedule for that Client (and whether the fee is a fixed fee, an asset-based fee, a fulcrum fee, a performance fee or other arrangement);

(vi) the product of subparagraphs (iv) and (v);

(vii) if applicable with respect to a Client, the wrap program through which the Client’s AUM is managed by Company (including the sponsor) and whether Company has a direct contract with the underlying Client; and

(viii) the manner of Consent required from such Client to consummate the Transactions.

Schedule 3.1.16(a) also identifies as of the Base Date (and will identify as of the Closing Date) all “sponsors” and their programs in which Company participates as an adviser or subadviser.

Except for the Persons listed on Schedule 3.1.16(a), Company does not provide investment advisory or other services to, and does not receive any advisory fee, subadvisory fee, performance fee, profit participation, equity return or other income from any Person.

Except as disclosed on Schedule 3.1.16(a), no controversy or disagreement exists or, to Company’s Knowledge, is threatened by or between Company and any Client (including wrap program sponsors).

(b) Investment Advisory Contracts: Each of Company and, to Company’s Knowledge, each Client is in compliance in all material respects with the terms and conditions of each Client’s Investment Advisory Contract to which it is a party.

(c) Private Funds: Schedule 3.1.16(c) lists each Private Fund. Each Private Fund is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate, trust, partnership or limited liability company power and authority to own its properties and to carry on its business as it is now conducted and is qualified to do business in each jurisdiction where it is required to do so under Applicable Law.

(d) Private Fund Financial Statements: Company has delivered to Buyer copies of the unaudited financial statements for each of the Private Funds for the financial years ended December 31, 2004 and 2005 (the “Private Fund Financial Statements”). The Private Fund Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and with each other and present fairly the financial position of each Private Fund in all material respects as of the date of each such financial statement and the results of operations and changes in net assets in all material respects of each Private Fund during the period covered by the financial statement, subject, in the case of the interim financial statements, to year-end adjustments and the absence of footnotes.

(e) Fund Contracts: Company has delivered or made available to Buyer true and correct copies of the following documents (collectively, the “Fund Contracts”), each of which is listed on Schedule 3.1.16(e):

(i) the agreements and arrangements for distributing the shares of the Private Funds (including selling agent and similar agreements);

(ii) the custody agreements, transfer agent agreements, accounting services agreements, member services agreements and similar agreements by which a Private Fund is bound or pursuant to which a Private Fund receives services;

(iii) the administrative service and similar agreements by which a Private Fund is bound or under which a Private Fund receives services;

(iv) the private placement memoranda and similar selling or offering documents distributed in connection with the offering of interests in a Private Fund;

(v) the Declarations of Trust, Bylaws, Certificates or Agreements of Limited Partnership, Limited Liability Company Agreements and other organizational documents of the Private Funds, in each case as in effect on the date of this Agreement or on the Closing Date, as the case may be; and

(vi) any other agreements, contracts and commitments material to the business or operations of a Private Fund;

except for any such agreements, contracts, commitments, documents and other similar arrangements:

(A) that are no longer effective; or

(B) that relate to the purchase of specific portfolio investments by or for a Private Fund.

Each Fund Contract (and any other agreements, contracts and commitments of the Private Fund, whether or not material to its business) has been duly authorized, executed and delivered by each Private Fund party to it and, to Company’s Knowledge, each other party to it. Each Fund Contract (and any other agreements, contracts and commitments of the Private Fund, whether or not material to its business) is in full force and effect and constitutes the valid and legally binding obligation of the Private Fund and, to Company’s Knowledge, each other party to it, enforceable against the Private Fund and, to Company’s Knowledge, each other party to it in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law). There does not exist under any Fund Contract (and any other agreements, contracts and commitments of the Private Fund, whether or not material to its business) a material event of default or event or condition that, after notice or lapse of time or both, would constitute a material event of default under it on the part of Company, a Private Fund, or, to Company’s Knowledge, on the part of any other party to it.

(f) No Other Investment Companies; Commodity Pools; Offshore Funds: Except for the Mutual Funds and the Private Funds, Company does not act as investment adviser, subadviser, distributor, administrator, fund accountant, custodian, service provider, sponsor, manager, general manager, member, managing member or trustee of any “investment company” or “business development company”, as defined in the Investment Company Act, that is registered or regulated under the Investment Company Act (or is required to be so registered or regulated) or of any pooled or other investment vehicle that is not required to be registered as an “investment company” or “business development company” under the Investment Company Act.

(g) Offerings: The offerings and sales of the interests in the Private Funds complied with Applicable Securities Law in all material respects. The offering documents (including, without limitation, offering memoranda, private placement memoranda, offering circulars, supplemental advertising, and marketing material of the Private Funds, or amendments or supplements to any of them) with respect to offerings and sales of interests in the Private Fund did not, as of their respective dates, contain any untrue statement of a material fact or omit to state any material fact required to be stated in them or necessary in order to make the statements in them, in light of the circumstances under which they were made, not misleading.

(h) No Penalties: Since January 1, 2001, no Private Fund and, to Company’s Knowledge (without the obligation of inquiry with respect to Mutual Funds that are not Advised Mutual Funds), no Mutual Fund has been enjoined, indicted, convicted or made the subject of any investigations (excluding any “sweep” or routine examinations by regulatory or self-regulatory organizations), disciplinary proceedings, consent decrees, administrative orders or other Litigation on account of a violation of Applicable Securities Law.

3.1.17. Environmental Matters.

(a) Company is in compliance in all material respects and has at all times complied in all material respects with the Environmental Laws relating to its business and to its properties and assets (including properties and assets currently or formerly owned, leased or used) and the lease, use and ownership of those properties and assets. No violation of such Environmental Laws by Company has been alleged or, to Company’s Knowledge, threatened.

(b) Neither Company nor, to Company’s Knowledge, any other Person has caused or taken (or failed to cause or take) any action that will result in, and Company is not subject to, any Liability or obligation of any nature (including indemnification obligations), whether known or unknown, absolute, accrued, fixed, conditional, contingent, determined or determinable, or otherwise and whether due or to become due, in connection with environmental conditions relating to Company’s Business, properties and assets (including those currently or formerly owned, leased or used), use of those properties and assets, or in connection with Hazardous Substances.

(c) Company has given Buyer true and correct copies of all information (including any environmental site assessments, compliance audits, studies, allegations of noncompliance or Liability) in its possession, custody or control relating to environmental conditions relating to its Business, properties and assets (including those currently or formerly owned, leased or used), or its lease, use or ownership of those properties and assets(including those currently or formerly owned, leased or used), or relating to Hazardous Substances.

3.1.18. Litigation. Except as stated on Schedule 3.1.18, there is, and within the past five years has been, no judicial, arbitral or administrative action, suit, proceeding, investigation or other Litigation pending, or to Company’s Knowledge threatened, against Company or a Private Fund. There are, and within the past five years have been, no outstanding judgments, decrees, injunctions, stipulations or orders in favor of or naming any Person relating to Company, a Private Fund, or, to Company’s Knowledge, an Advised Mutual Fund. There are no consent decrees or similar arrangements entered into with a Governmental Authority or other Person by, or relating to, Company, a Private Fund, or, to Company’s Knowledge, an Advised Mutual Fund by Company that are still in effect, or were in effect within the past five years.

3.1.19. Compliance with Laws, etc.

(a) Except as set forth on Schedule 3.1.19, Company and the Private Funds (and each of their respective directors, managers, officers, Employees, representatives and agents) are, and have been since January 1, 2001 in compliance with in all material respects, and have not received notice of a material violation of, the laws, regulations, ordinances and rules (including those of any non-governmental self-regulatory agencies) applicable to them or their investment advisory operations (including Applicable Laws (including, with respect to the SMA Accounts, Rule 3a-4 under the Investment Company Act) and the CFA Institute Guidelines (as such guidelines are applicable)). To Company’s Knowledge, the Subadvisory Contracts with the investment advisers to the Mutual Funds that are not Advised Mutual Funds have been duly approved in accordance with Applicable Law, including being adopted in compliance with Section 15 of the Investment Company Act.

(b) The Governmental Approvals needed to conduct the Business and the operations of the Private Funds have been duly obtained and are in full force and effect. There are no proceedings or other Litigation pending (or, to Company’s Knowledge, threatened) that could reasonably be expected to result, nor will entering into the Transactions reasonably be expected to result, in the revocation, cancellation or suspension, or any adverse modification, of a Governmental Approval applicable to Company or the Private Funds.

(c) Since January 1, 2001, neither Company, nor, to Company’s Knowledge, any director, officer, Member or employee of Company, has committed a material breach of the duty of loyalty to a Client that, in each case, constituted a violation of Applicable Law at the time thereof.

3.1.20. Affiliate Transactions. Except (a) as stated on Schedule 3.1.20, (b) for the Existing LLC Agreement and the other LLC Documents (which shall be terminated or modified prior to or upon the Closing as contemplated in Section 4.5.9 below), and (c) this Agreement, neither Company nor a Private Fund:

(i) is a party to an agreement, arrangement, understanding, transfer or other commitment or transaction, whether or not in the ordinary course of business, with or for the benefit of a Member or of an Associated Person of Company or a Member; or

(ii) otherwise receives any services from any Member or from any Associated Person of Company or a Member, whether or not for compensation.

3.1.21. Insurance.

(a) Schedule 3.1.21 lists the liability, property and casualty, workers’ compensation, directors’ and officers’ liability, errors and omissions, key man, surety bonds, and other insurance contracts (“Policies”) entered into by Company that insure the Business or the managers, officers, Employees, trustees or directors of Company or the Private Funds. Such insurance is adequate to protect the Business in all materials respects as it was conducted before the Closing and in amounts customarily carried by Persons conducting businesses similar to the Business. Company has provided or made available to Buyer true and correct copies of all Policies.

(b) Since January 1, 2001, Company has not made any insurance claim under any Policies (or other insurance contracts or bonds in effect at the time) above $25,000 in any particular case or above $200,000 in the aggregate.

(c) The Policies are valid and binding, in full force and effect, and enforceable against the policy holders according to their terms and no default has been committed by Company, or to Company’s Knowledge, the insurer, under any of the Policies. All premiums due and payable under the Policies have been paid, Company is otherwise in compliance with the terms and conditions of those Policies, and Company has no reason to believe that any insurer would not renew a Policy on substantially the same terms and conditions (or would not do so if it knew of an event known to Company but not to the insurer).

3.1.22. Conduct of the Business. Since December 31, 2004, each of Company and each Private Fund has carried on its business in the usual, regular and ordinary course, consistent with past practice in all material respects. Except as set forth on Schedule 3.1.22, since December 31, 2004, Company has not taken or omitted to take any action that, if it occurred between the date of this Agreement and the Closing, would breach Section 4.1.1.

Company has not, directly or indirectly, given or agreed to give (or authorized any director, manager, officer or Employee to give or agree to give), and, to Company’s Knowledge, no director, manager, officer or Employee of Company has given, any gift or similar benefit to any Client, Governmental Authority or other Person who is or may be in a position to help or hinder the Business which (a)(i) violated, or was for the purposes of concealing a violation of, Applicable Law and (ii) subjected or could reasonably be expected to subject Company to any damage, penalty or other Liability in any civil, criminal, administrative or regulatory proceeding or other Litigation or (b) if not given in the past, or if not continued in the future, had or could reasonably be expected to have a Company Material Adverse Effect.

3.1.23. Offices. Schedule 3.1.23 lists the headquarters location of Company and the location of each of the other offices maintained and operated by Company. Except as stated on Schedule 3.1.23, Company does not maintain any other office or conduct business at any other location, and Company has not applied for or received permission to open any additional offices or operate at any other location.

3.1.24. Safe Deposit Boxes and Bank Accounts. Schedule 3.1.24 lists the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which Company maintains safe deposit boxes or lock boxes or bank accounts and the names of all Persons authorized to have access to such boxes and accounts.

3.1.25. Real Property. Company does not own any real property. Schedule 3.1.25 includes a list of all real property currently leased by Company (collectively, the “Company Real Property”). Except as set forth on Schedule 3.1.25 hereto, Company (i) is not in material breach or default under any of the real property leases to which it is a party, and (ii) has not subleased, licensed or otherwise granted any Person the right to use or occupy any of the Company Real Property or any portion thereof. Company has not received any notice that either the whole or any portion of any of the Company Real Property is to be condemned, requisitioned or otherwise taken by any public authority. Company has not received notice of, nor has any Company Knowledge of, any public improvements that will be made that may result in special assessments against or otherwise adversely affect any of the Company Real Property.

3.1.26. Accounts Receivable. Subject to any reserves in the Financial Statements for the financial year ended December 31, 2005, the accounts receivable shown on those Financial Statements and all such accounts receivable arising subsequent to such date:

(i) are valid;

(ii) have arisen solely out of bona fide performance of services and other business transactions in the ordinary course of business consistent with past practice; and

(iii) are not subject to valid defenses, set-offs or counterclaims.

Company has no reason to believe that such accounts receivable will not be collected in accordance with their terms at their recorded amounts, subject only to any reserve for doubtful accounts on those Financial Statements.

To the extent Company has security for its receivables, Company has a valid and perfected Lien in any such security (to the extent such perfection may be obtained under Applicable Law by possession or the filing of financing statements or similar documents with respect thereto).

3.1.27. Wrap Programs. Schedule 3.1.27 lists each wrap program, and the “sponsor” for each such program, in which Company participates as an adviser or sub adviser. Company has delivered or made available to Buyer all advisory contracts, program agreements, platform agreements, electronic trading agreements, acknowledgements or other agreements executed or delivered between Company and the sponsors (or the sponsors’ Affiliates) in connection with such wrap programs. To Company’s Knowledge, no “sponsor” of such a wrap program has indicated that it will not Consent (to the extent Consent is required) to the Transactions.

3.1.28. Performance and Advertising.

(a) The calculation of performance of the Company Products is (and will continue to be through the Closing) materially accurate and has been (and will continue to be through the Closing) calculated at all times, and in all material respects, in compliance with Applicable Law and, other than with respect to the Mutual Funds, applicable CFA Institute Guidelines. Company has maintained (and will continue to maintain through the Closing) all books and records necessary or required under Applicable Law and, other than with respect to the Mutual Funds, applicable CFA Institute Guidelines to calculate performance, and justify the performance calculations, for the Company Products.

(b) All marketing, advertising and distribution materials, disclosures and practices prepared, used, filed or implemented by Company, or its Affiliates, in managing and marketing the Company Products and otherwise operating the Business have complied, and will continue to comply, in all material respects with Applicable Laws and, other than with respect to the Mutual Funds, applicable CFA Institute Guidelines, and all such marketing, advertising and distribution materials and disclosures have not (and will not through the Closing) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements in them not misleading in light of the circumstances under which they were made.

(c) To the extent that Company claims to be compliant with CFA Institute Guidelines (i.e., “AIMR compliant”) with respect to any Company Product (other than the Mutual Funds), Company has complied, and will continue to comply, with applicable CFA Institute Guidelines with respect to such Company Product.

3.1.29. Additional Mutual Fund/Private Fund Representations and Warranties.

(a) Regulation of the Mutual Funds. Each Advised Mutual Fund is in compliance in all material respects with all Applicable Law, including the Investment Company Act, the Exchange Act, the Securities Act, the Code, and all applicable state securities laws and rules.

(b) Compliance. Each Advised Mutual Fund and Private Fund (a) has, since January 1, 2001, complied in all material respects with its investment policies and restrictions set forth in its registration statement or offering documents (or other governing documents) then in effect and (b) is currently in compliance in all material respects with its investment policies and restrictions set forth in its registration statement or offering documents (or other governing documents). The value of the net assets of each Advised Mutual Fund and Private Fund has been determined since January 1, 2001 and is being determined using portfolio valuation methods that comply in all material respects with the methods described in its registration statement or offering documents (or other governing documents) then in effect or currently in effect, as applicable, and, in the case of the Advised Mutual Funds, the requirements of the Investment Company Act. There are no legal or governmental actions, investigations, inquiries, proceedings or other Litigation pending or, to Company’s Knowledge, threatened against any Advised Mutual Fund, or Private Fund, that would question the right, power, or capacity of (i) Company or any Advised Mutual Fund or Private Fund to conduct its business as conducted now, (ii) Company to enter into this Agreement or to consummate the Transactions or (iii) the Advised Mutual Funds and Private Funds to consummate the Transactions.

(c) Tax Qualification. Each Advised Mutual Fund is qualified, and has been qualified for all taxable years during which it has conducted business, as a “Regulated Investment Company” (as that term is defined under Subchapter M of the Code).

(d) Taxes. To Company’s Knowledge, all Tax Returns required to have been filed with any Governmental Authority with respect to Taxes of each Advised Mutual Fund and Private Fund have been duly and timely filed. To Company’s Knowledge, all Taxes of any kind imposed or assessed by any Governmental Authority, domestic or foreign, on or against an Advised Mutual Fund or Private Fund for all periods covered by such Tax Returns have been duly and timely paid in full (or adequate provision for such has been made in its financial statements in accordance with GAAP).

(e) Company or Affiliate Contracts. Except for the Contracts identified on Schedule 3.1.29(e), true and correct copies of which have been delivered or made available to Buyer, no Advised Mutual Fund or Private Fund is a party to or subject to any Contract with Company or any Affiliate. There does not exist under such Contracts any violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder, on the part of Company or, to Company’s Knowledge, any Advised Mutual Fund or Private Fund, or any other Person. To the Company’s Knowledge, all investment advisory and related services have been rendered to the Advised Mutual Funds or Private Funds pursuant to Contracts that were approved by the Advised Mutual Fund’s board of directors/trustees or the Private Fund’s governing body and, to the extent required by Applicable Law, the holders of shares of beneficial interest in each Advised Mutual Fund and Private Fund in accordance with all Applicable Law, including, in the case of an Advised Mutual Fund, the Investment Company Act.

(f) Third Party Contracts. Schedule 3.1.29(f) sets forth a list of all material Contracts to which each Advised Mutual Fund or Private Fund is a party (except for any Contracts with either Company or any Affiliate identified on Schedule 3.1.29(e)). Except as set forth on Schedule 3.1.29(f), to Company’s Knowledge, neither any Advised Mutual Fund nor any Private Fund is a party to or subject to any Contract with a third party which is in violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder, on the part of the Advised Mutual Funds, the Private Funds or any other Person.

(g) Litigation or Proceedings. Except as set forth on Schedule 3.1.29(g): no Litigation is pending or, to Company’s Knowledge, threatened against or affecting the Advised Mutual Funds or the Private Funds, or the respective properties, assets or business of the Advised Mutual Funds or Private Funds, before any Governmental Authority.

(h) Representations Regarding Subadvised Mutual Funds. Except as set forth on Schedule 3.1.29(h), with respect to each Mutual Fund (other than an Advised Mutual Fund):

(i) Company has performed its services with respect to such Mutual Funds in compliance with the applicable Subadvisory Contracts for such Mutual Funds and Applicable Laws, in each case in all material respects.

(i) There is no pending, or to Company’s Knowledge threatened, Litigation against Company relating to Company’s performance of services with respect to such Mutual Funds.

(ii) To Company’s Knowledge (without the obligation of any inquiry), there is no pending or threatened Litigation against such Mutual Funds and there are no consent decrees or similar arrangements entered into with a Governmental Authority or other Person by, or relating to, Company or such Mutual Funds that are still in effect, or were in effect within the past five years.

3.1.30. NO ADDITIONAL REPRESENTATIONS. COMPANY IS NOT MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO COMPANY (EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT) AND, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE CONDITION OF THE ASSETS, PROPERTIES AND RIGHTS OF COMPANY SHALL BE “AS IS”, “WHERE IS” AND “WITH ALL FAULTS”.

3.2. Representations and Warranties Concerning the Selling Parties. Each of the Selling Parties, severally and not jointly, represents and warrants to Buyer, solely with respect to such Selling Party, as follows:

3.2.1. Organization; Authority.

(a) Power to Enter Into This Agreement — VAM and CambridgePark. In the case of each of VAM and CambridgePark, such Selling Party (i) is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) has the limited liability company power and authority to execute and deliver this Agreement and each other document to be executed and delivered by it under this Agreement, to perform its obligations under such documents, and to consummate the Transactions to which it is a party; and (iii) has (or, by the time of execution and delivery, will have), by requisite limited liability company action, approved the execution and delivery of this Agreement and each other document to be executed and delivered by it under this Agreement, the performance of its obligations under such documents, and the consummation of the Transactions to which it is a party in accordance with Applicable Law and its organizational documents.

(b) Power to Enter Into This Agreement — Other Selling Parties. In the case of each Selling Party that is a natural person, such Selling Party has the legal capacity to execute and deliver this Agreement and each other document to be executed and delivered by him or her under this Agreement, to perform his or her obligations under this Agreement and such other documents, and to consummate the Transactions to which he or she is a party.

(c) Execution of this Agreement. Such Selling Party has (or, by the time of execution and delivery, will have) duly executed and delivered this Agreement and each other document to be executed and delivered by it, him or her under this Agreement.

(d) Agreement Binds Selling Parties. This Agreement and each other document to be delivered by such Selling Party under this Agreement constitutes (or, when executed and delivered, will constitute) the valid and legally binding obligation of such Selling Party, enforceable against it, him or her in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law).

3.2.2. Equity Interests. In the case of each Selling Party that is a Selling Member, such Selling Party owns of record the Units specified in Exhibit A free and clear of all Liens and other Adverse Claims (other than the obligations or restrictions set forth in the LLC Documents, which shall be terminated prior to or upon the Closing as contemplated in Section 4.5.9 below, and except for the put and call rights set forth in Section 2.6 of this Agreement). In the case of VAM, such Selling Party owns all of the issued and outstanding capital stock of VAM Sub free and clear of all Liens and other Adverse Claims (other than the obligations or restrictions set forth in the LLC Documents, which shall be terminated prior to or upon the Closing as contemplated in Section 4.5.9 below). In the case of each Selling Member, such Selling Party has all requisite power and full legal authority to sell to Buyer all of the Purchased Equity owned by such Selling Party free and clear of all Liens and other Adverse Claims, except for the put and call rights set forth in Section 2.6 of this Agreement. Except for the put and call rights set forth in Section 2.6 of this Agreement, after the consummation of the Transactions, Buyer will have good and marketable title to, and own free and clear of all Liens and other Adverse Claims (other than any arising from obligations or restrictions applicable to Buyer or the acquisition of the Purchased Equity in a non-public sale under the Securities Act), directly or through its ownership of VAM Sub, all Units of Company that are issued and outstanding and all issued and outstanding capital stock of VAM Sub.

3.2.3. No Conflicts. Such Selling Party’s execution, delivery and performance of this Agreement, and of each other document to be delivered by it under this Agreement, and the consummation of the Transactions, will not:

(i) in the case of VAM or CambridgePark, conflict with, or result in a breach of, a provision of such party’s organizational documents;

(ii) conflict with, or result in a breach of, a provision of a contract, agreement or undertaking to which such Selling Party is a party or by which it, he or she or any of its, his or her assets or properties is bound;

(iii) except in the case of Investment Advisory Contracts that terminate upon assignment, give rise to a right of termination, cancellation, amendment or acceleration of an obligation or loss of a benefit affecting, or result in the imposition of any Liens on, any of such Selling Party’s assets; or

(iv) subject to the expiration of the waiting period under the HSR Act and the amendment after the Closing of Company’s Form ADV to reflect the Transactions, violate Applicable Law.

3.2.4. Consents; Governmental Approvals. Except for filings under the HSR Act, the amendment after the Closing of Company’s Form ADV to reflect the Transactions, and the Client Consents, no Consent or Governmental Approval is required in connection with:

(i) such Selling Party executing and delivering this Agreement and each other document to be executed and delivered by such Selling Party under this Agreement;

(ii) such Selling Party performing such Selling Party’s obligations under this Agreement and each other document to be executed and delivered by such Selling Party under this Agreement; and

(iii) the consummation by such Selling Party of the Transactions to which he, she or it is a party.

3.2.5. Brokers. Such Selling Party has not incurred and will not incur any Liability for a fee or commission to a broker, finder, investment banker or other intermediary in connection with the Transactions except for Putnam Lovell NBF, whose fees shall be paid solely by the Selling Parties (or Company prior to Closing).

3.2.6. Litigation. There is no judicial, arbitral or administrative action, suit, proceeding, investigation or other Litigation pending or, to such Selling Party’s Knowledge, threatened against such Selling Party, or, in the case of VAM and CambridgePark, any of its directors, officers or Employees, that could reasonably be expected to prevent or interfere with the consummation of the Transactions.

3.2.7. Compliance with Laws. Such Selling Party’s acquisition, ownership and, subject to the accuracy of the representations and warranties in Sections 3.4.8 and 3.4.9, sale of the Purchased Equity has been (and will be through the Closing) in compliance with Applicable Law, including the Securities Act.

3.2.8. NO ADDITIONAL REPRESENTATIONS. SUCH SELLING PARTY IS NOT MAKING ANY REPRESENTATION OR WARRANTY, JOINT OR SEVERAL, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO HIMSELF, HERSELF OF ITSELF (EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT), OR WITH RESPECT TO ANY OTHER SELLING PARTY OR COMPANY (INCLUDING AS TO ANY OF THE ASSETS, PROPERTIES OR RIGHTS OF COMPANY) EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT.

3.3. Representations and Warranties Concerning VAM Sub. Each of VAM and VAM Sub, jointly and severally, represents and warrants to Buyer, as follows:

3.3.1. Organization; Authority.

(a) Power to Enter into this Agreement. VAM Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. VAM Sub has the corporate power and authority to execute and deliver this Agreement and each other document to be executed and delivered by it under this Agreement, to perform its obligations under such documents, and to consummate the Transactions to which it is a party.

(b) Authorization of the Agreement. VAM Sub has (or, by the time of execution and delivery, will have), by requisite corporate action, approved the execution and delivery of this Agreement and each other document to be executed and delivered by it under this Agreement, the performance of its obligations under this Agreement and such documents, and the consummation of the Transactions to which it is a party in accordance with Applicable Law and its organizational documents.

(c) Execution of the Agreement. VAM Sub has (or, by the time of execution and delivery, will have) duly executed and delivered this Agreement and each other document to be executed and delivered by it under this Agreement.

(d) Agreement Binds VAM Sub. This Agreement and each other document to be delivered by VAM Sub under this Agreement constitutes (or, when executed and delivered, will constitute) the valid and legally binding obligation of VAM Sub, enforceable against it in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law).

(e) Power to Carry on Business. VAM Sub has the power and authority and possesses the rights, licenses, registrations, authorizations and other approvals, governmental or otherwise, necessary to, and to entitle it to, own, lease or otherwise hold the Units specified in Exhibit A. VAM Sub is duly qualified, licensed or registered to transact business and is in good standing in each jurisdiction in which it does business, except where the failure to be so qualified or authorized would not, individually or in the aggregate, have a VAM Sub Material Adverse Effect.

3.3.2. Equity Interests. VAM Sub owns of record the Units specified in Exhibit A free and clear of all Liens and other Adverse Claims (other than obligations or restrictions set forth in the LLC Documents, which shall be terminated prior to or upon the Closing as contemplated in Section 4.5.9 below). Other than the organizational documents of VAM Sub, there are no agreements, commitments or arrangements to which VAM or VAM Sub is a party establishing or affecting VAM’s equity interest in VAM Sub or any of VAM’s rights and obligations as the sole stockholder of VAM Sub. There are no outstanding options, warrants or other Rights to buy, or any securities convertible into or exercisable or exchangeable for, Purchased Stock, or other capital stock or securities (or any agreements, commitments or arrangements to issue such Purchased Stock or other capital stock or securities) issued or granted by VAM Sub.

3.3.3. No Conflicts. VAM Sub’s execution, delivery and performance of this Agreement, and of each other document to be delivered by it under this Agreement, and the consummation of the Transactions, will not:

(i) conflict with, or result in a breach of, a provision of VAM Sub’s organizational documents;

(ii) conflict with, or result in a breach of, a provision of a contract, agreement or undertaking to which VAM Sub is a party or by which it or any of its assets or properties is bound;

(iii) give rise to a right of termination, cancellation, amendment or acceleration of an obligation or loss of a benefit affecting, or result in the imposition of any Liens on, any of VAM Sub’s assets; or

(iv) violate Applicable Law.

3.3.4. Consents; Governmental Approvals. Except for filings under the HSR Act, the amendment after the Closing of Company’s Form ADV to reflect the Transactions and the Client Consents, no Consent or Governmental Approval is required in connection with:

(i) VAM Sub executing and delivering this Agreement and each other document to be executed and delivered by VAM Sub under this Agreement;

(ii) VAM Sub performing VAM Sub’s obligations under this Agreement and each other document to be executed and delivered by VAM Sub under this Agreement; and

(iii) the consummation by VAM Sub of the Transactions to which it is a party.

3.3.5. Operations of VAM Sub. Since its date of incorporation VAM Sub has not been and, as of the Closing, will not have been, engaged in any activities whatsoever and has had and will have had no other (a) assets of any kind whatsoever, whether real, personal, tangible, intangible or otherwise (including any real property, leases, contracts, fixed assets, or other assets or properties) or (b) obligations or Liabilities of any kind whatsoever, whether known or unknown, absolute, accrued, fixed, conditional, contingent, determined or determinable, or otherwise and whether due or to become due, other than, in each case, with respect to (i) its ownership of its Units in Company and (ii) its rights and obligations under this Agreement, the Existing LLC Agreement and the other LLC Documents (and the performance of such obligations). No such assets, obligations or Liabilities has had, or could reasonably be expected to have, a VAM Sub Material Adverse Effect.

3.3.6. Brokers. VAM Sub has not incurred and will not incur any Liability for a fee or commission to a broker, finder, investment banker or other intermediary in connection with the Transactions except for Putnam Lovell NBF, whose fees shall be paid solely by the Selling Parties (or Company prior to Closing).

3.3.7. Taxes. Except as set forth on Schedule 3.3.7, (i) VAM Sub has duly filed with the appropriate Governmental Authorities all of the Tax Returns required to have been filed by it; (ii) no outstanding waiver of any statute of limitations relating to Taxes has been executed or given by VAM Sub; (iii) VAM Sub has paid all Taxes it was required to pay, other than those currently payable without penalty or interest; (iv) VAM Sub has withheld and paid over all Taxes required to have been withheld in connection with amounts paid or owing to any Employee, creditor, independent contractor or third party; (v) to VAM Sub’s Knowledge, no Tax Return of VAM Sub is currently under audit by any taxing authority; and (vi) neither the IRS nor any other taxing authority has asserted to VAM Sub in writing, or to VAM Sub’s Knowledge, is currently threatening to assert against VAM Sub, any outstanding deficiency or claim for additional Taxes.

3.3.8. Litigation. There is no judicial, arbitral or administrative action, suit, proceeding, investigation or other Litigation pending or, to VAM Sub’s Knowledge, threatened against VAM Sub or any of its directors, officers or Employees that could reasonably be expected to prevent or interfere with the Transactions.

3.3.9. Compliance with Laws. VAM’s acquisition, ownership and, subject to the accuracy of the representations and warranties in Sections 3.4.8 and 3.4.9, sale of the Purchased Stock has been (and will be through the Closing) in compliance with Applicable Law, including the Securities Act.

3.3.10. NO ADDITIONAL REPRESENTATIONS. NEITHER OF VAM OR VAM SUB IS MAKING ANY REPRESENTATION OR WARRANTY, JOINT OR SEVERAL, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO ITSELF (EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT) EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT.

3.4. Representations and Warranties Concerning Buyer. Buyer represents and warrants to the Selling Parties as follows:

3.4.1. Organization; Authority.

(a) Power to Enter into Agreement: Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.

Buyer has the corporate power and authority to execute and deliver this Agreement and each other document to be executed and delivered by it under this Agreement, to perform its obligations under such documents and to consummate the Transactions to which it is a party.

(b) Authorization of Agreement: Buyer has (or, by the time of execution and delivery, will have), by requisite corporate action, authorized the execution, delivery and performance of this Agreement and each other document to be executed and delivered by it under this Agreement, and the consummation of the Transactions to which it is a party in accordance with Applicable Law and its organizational documents. Buyer has given the Sellers’ Representative evidence of such approval in a form reasonably satisfactory to the Sellers’ Representative.

(c) Execution of Agreement: Buyer has (or, by the time of execution and delivery, will have) duly executed and delivered this Agreement and each other document to be executed and delivered by it under this Agreement.

(d) Agreement Binds Buyer: This Agreement and each other document to be delivered by Buyer under this Agreement constitutes (or, when executed and delivered, will constitute) the valid and legally binding obligations of Buyer, enforceable against it in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law).

3.4.2. No Conflicts. Buyer’s execution, delivery and performance of this Agreement and of each other document to be delivered by it under this Agreement, and the consummation of the Transactions, will not:

(i) conflict with, or result in a breach of, a provision of its organizational documents;

(ii) conflict with, or result in a breach of, a provision of a contract, agreement or undertaking to which it is a party or by which it or any of its assets or properties is bound;

(iii) give rise to a right of termination, cancellation, amendment or acceleration of an obligation or loss of a benefit affecting, or result in the imposition of any Liens on, any of its assets; or

(iv) subject to the expiration of the waiting period under the HSR Act, violate Applicable Law.

3.4.3. Consents; Governmental Approvals. Except as stated on Schedule 3.4.3 and except for filings under the HSR Act and the amendment after the Closing of Company’s Form ADV to reflect the Transactions, Buyer does not need any Consent or Governmental Approval in connection with Buyer:

(i) executing and delivering this Agreement and each other document to be executed and delivered by it under this Agreement;

(ii) performing its obligations under this Agreement and each other document to be executed and delivered by it under this Agreement; or

(iii) consummating the Transactions.

3.4.4. Brokers. Neither Buyer nor any of its Affiliates has incurred or will incur any Liability for a fee or commission to a broker, finder, investment banker or other intermediary in connection with the Transactions that would result in a Liability to Company or a Selling Party.

3.4.5. Litigation. There is no judicial, arbitral or administrative action, suit, proceeding, investigation or other Litigation pending or, to Buyer’s Knowledge, threatened against Buyer or any of its directors, officers or Employees that could reasonably be expected to prevent or interfere with consummation of the Transactions.

3.4.6. No Governmental Authority Investigations or Penalties. Except as disclosed on, or in the Buyer SEC Reports identified on, Schedule 3.4.6, neither Buyer nor any of its directors, officers or Employees has been enjoined, indicted, convicted or made the subject of a disciplinary proceeding, consent decree, or administrative order or other Litigation on account of a violation of Applicable Securities Law.

3.4.7. No Disqualification. Except as disclosed on, or in the Buyer’s SEC Reports identified on Schedule 3.4.7, the Buyer is not ineligible (whether by virtue of its own conduct, acts or omissions or by virtue of the conduct, acts or omissions of its Affiliated Persons) under Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company. Except as disclosed on, or in the Buyer SEC Reports identified on, Schedule 3.4.7, neither Buyer nor, to Buyer’s Knowledge, any “person associated with an investment adviser” (as defined in the Advisers Act as applied to Buyer as if it were an investment adviser) is ineligible pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a person associated with an investment adviser, or pursuant to Rule 204-3 under the Advisers Act to serve as a solicitor, and has been the subject of any legal or disciplinary event that must be disclosed to clients pursuant to Rule 206(4)-4 promulgated under the Advisers Act. Except as disclosed on, or in the Buyer SEC Reports identified on, Schedule 3.4.7, there is no judicial or administrative action, suit, proceeding, investigation or other Litigation, pending or, to Buyer’s Knowledge, threatened that could reasonably be expected to result in Buyer (or, to Buyer’s Knowledge, any Affiliated Person of Buyer or any “person associated with an investment adviser” as contemplated above) becoming ineligible to serve in such positions or requiring disclosure to clients of Buyer’s advisory Affiliates.

3.4.8. Investment Representation. Buyer acknowledges that the Purchased Equity is not registered under securities laws of any jurisdiction and that it (or its designated Subsidiary) is acquiring the Purchased Equity for its (or its designated Subsidiary’s) own account, not as a nominee or agent, for investment, and not with a view to distribution thereof. Buyer is (or its designated Subsidiary will be) a sophisticated investor with knowledge and experience in financial and business matters, is (or its designated Subsidiary will be) capable of evaluating the risks and merits of the purchase of the Purchased Equity, and has (or its designated Subsidiary will have) the capacity to protect its (or its designated Subsidiary’s) own interests. Buyer acknowledges that Company and VAM Sub have given Buyer the opportunity to ask questions of the officers and management employees of Company and VAM Sub, to obtain additional information about the business and financial condition of Company and VAM Sub, and access to the facilities, books and records relating to Company’s and VAM Sub’s business in order to evaluate the purchase contemplated hereby.

3.4.9. Resale Restrictions. Buyer acknowledges that the Purchased Equity has not been, and will not be upon Buyer’s (or its designated Subsidiary’s) purchase, registered or qualified under any securities laws, by reason of their transfer in a transaction exempt from the registration or qualification requirements of such laws, and the Purchased Equity must be held indefinitely unless a subsequent disposition thereof is registered or qualified under all Applicable Securities Laws or is exempt from such registration or qualification.

3.4.10. Sufficiency of Funds. Buyer has available as of the date hereof, and will have available as and when required, sufficient funds in the aggregate to meet the payment obligations of Buyer pursuant to Section 2.2 hereof.

3.4.11. Competitive Restrictions. Except as disclosed on Schedule 3.4.11, neither Buyer nor any of its Subsidiaries is subject to a competitive restriction in a contract or other instrument binding Buyer or that Subsidiary that would prevent Company from conducting the Business in a substantially similar manner to which it was conducted as of the date of this Agreement, except for restrictions that would not reasonably be expected to have a Company Material Adverse Affect.

3.4.12. SEC Reports. Buyer has filed all reports required to be filed by it under the Securities Act and the Exchange Act for the three (3) years preceding the date hereof (such materials, including the exhibits thereto, being collectively referred herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Report prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.4.13. NO ADDITIONAL REPRESENTATIONS. BUYER IS NOT MAKING ANY REPRESENTATION OR WARRANTY, JOINT OR SEVERAL, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO ITSELF (EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT) EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT.

ARTICLE IV

COVENANTS

4.1. Selling Parties’ and Company’s Covenants.

4.1.1. Conduct of Business.

(a) Except as expressly permitted by this Agreement or as otherwise consented to by Buyer in writing, from the date of this Agreement to the earlier of the termination of this Agreement and the Closing, the Selling Parties will cause Company and VAM Sub to, and Company and VAM Sub will:

(i) carry on its business in the ordinary course of business consistent with past practice; and

(ii) use commercially reasonable efforts to preserve intact its present business organization and relationships, keep available the present services of Company’s Employees and preserve its rights, franchises, goodwill and relations with its Clients, suppliers and others with whom it conducts business.

(b) Subject to the last sentence of this paragraph (b) and except as expressly permitted by this Agreement or as otherwise consented to by Buyer in writing, from the date of this Agreement to the earlier of the termination of this Agreement and the Closing, the Selling Parties will cause Company not to, and Company will not:

(i) Organizational Documents: amend the Existing LLC Agreement, the other LLC Documents, or other organizational documents of Company, or take any other action affecting the Members’ ownership rights in Company or VAM’s ownership interests in VAM Sub (except as contemplated in Section 4.5.9 below);

(ii) Issuance of Securities; Distributions: purchase, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional limited liability company interests or other securities, or issue, grant, modify or authorize any Rights therefor; purchase any limited liability company interests or capital stock or any securities convertible into or exercisable or exchangeable for any limited liability company interests; effect any recapitalization, reclassification, or any Rights therefore; or declare, set aside, pay or make any distributions to Members other than as required by the Existing LLC Agreement;

(iii) Contracts: enter into or assume a Contract or enter into or permit any amendment, supplement, waiver or other modification of a Contract, except in the ordinary course of business consistent with past practice;

(iv) Impairing Contract Rights: take any action impairing, terminating or waiving any of its rights in a Contract or assets (except in the ordinary course of business consistent with past practice);

(v) Affiliate Transactions: enter into any transactions with Affiliates or otherwise of a type within Section 3.1.21;

(vi) Mergers and Acquisitions: merge or consolidate with, purchase substantially all the assets of, or otherwise acquire any interest in (in each case by operation of law or otherwise), a business or corporation, partnership, limited partnership, limited liability company, association or other business organization or division;

(vii) Indebtedness: incur additional Indebtedness in excess of $100,000 in the aggregate, except in the ordinary course of business consistent with past practice;

(viii) Loans: loan or advance funds;

(ix) Settle Debts: settle, compromise or cancel any debt owing to it (except in the ordinary course of business consistent with past practice and in the aggregate not exceeding $100,000 for Company);

(x) Hire Employees: hire a new Employee having base compensation in excess of $65,000;

(xi) Terminate or Change the Duties of Officers: terminate an officer’s or Employee’s employment, or change an officer’s or Employee’s duties in any material respect (other than Schorr Berman and Susan Foley);

(xii) Assets: sell, transfer or otherwise dispose of any asset (except in the ordinary course of business consistent with past practice);

(xiii) Capital Expenditure: expend, or commit to expend, funds for capital expenditures of more than $50,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(xiv) New Business: enter into a new line of business unrelated to the Business as currently conducted;

(xv) Liens: create, suffer the imposition of, permit to exist, or assume any Lien on any asset (other than Permitted Liens);

(xvi) Accounting Practices: change accounting principles, policies, practices or related methodologies, except as required by GAAP;

(xvii) Claims: settle or compromise any claim, action, proceeding or other Litigation involving any Liability for money damages in excess of $100,000;

(xviii) Locations: open any new offices;

(xix) Insurance: terminate any of its existing property and casualty, errors and omissions, liability or any other insurance policies covering its business or permit any such policies to expire or terminate;

(xx) Human Resource Matters: change or otherwise alter Company’s health or welfare plans or other Plans, severance plans, employee benefits, or pay scale, or increase the compensation (base salary, bonus or severance) or benefits of Company’s directors, officers or Employees (except as required by Applicable Law or provided in this Agreement (including Section 4.1.2(d) and the last sentence of Section 4.3.1(d)(ii)); or

(xxi) Other: agree or commit to take any of the actions in this Section 4.1.1(b).

Notwithstanding anything contained in this Section 4.1.1 to the contrary, between the date hereof and the Closing Date, Company may (1) pay debt obligations, (3) pay or accrue distributions and (3) pay or accrue Seller Transaction Expenses, in each case, so long as such actions do not cause Company to fail to comply with the condition to Closing set forth in Section 5.2.12 hereof.

4.1.2. Further Actions

(a) Company, VAM Sub and each Selling Party will, as promptly as reasonably practicable, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to fulfill their obligations under this Agreement and to consummate and make effective the Transactions.

(b) Company, VAM Sub and each Selling Party will, as promptly as reasonably practicable:

(i) make, or cause to be made, the filings and submissions that they are required to make under Applicable Law to consummate the Transactions, and give reasonable undertakings required in connection with these;

(ii) use commercially reasonable efforts to obtain, or cause to be obtained, the Governmental Approvals and Consents (other than those Consents covered in paragraph (iii) below), if any, needed to consummate the Transactions; and

(iii) use commercially reasonable efforts, consistent with Company’s fiduciary duties, to obtain, or cause to be obtained, the other Consents needed to assign or transfer the Investment Advisory Contracts, and to obtain new Investment Advisory Contracts to replace those that automatically terminate upon the Closing, all in accordance with Section 4.1.5.

(c) Company, VAM Sub and each Selling Party will use commercially reasonable efforts to coordinate and cooperate with Buyer in exchanging the information and supplying the reasonable assistance requested by Buyer in connection with the filings and other actions contemplated by Section 4.3.1 and obtaining board and shareholder approval of the interim contract contemplated by Section 4.1.5 and the Fund Reorganizations and Fund Reorganization Agreements. Anything in this Section 4.1.2 to the contrary notwithstanding, in no event shall Company be obligated to pay any amount to obtain any Consent or amend any agreement in a manner adverse to Company for purposes of obtaining any Consent or new Investment Advisory Contract.

(d) Company shall take appropriate limited liability company action on or prior to Closing to amend the MDTA LLC 401(k) and Profit Sharing Plan (the “Company 401(k) Plan”) to (1) provide for a fully vested Employer Profit Sharing Contribution for each participant who is an Employee of Company as of the Closing Date, and for each participant who was an active Employee of the Company at any time during 2006 and who terminated employment with the Company prior to the Closing Date by reason of death, Disability or attainment of Normal Retirement Age, of 6% of his or her Compensation, as defined in the Company 401(k) Plan, for the period January 1, 2006 through to the Closing Date (it being understood that each such 6% amount will be considered a Current Liability of Company for purposes of Section 5.2.12(a) of this Agreement); and (2) cause active participation in and benefit accruals under the Company 401(k) Plan to cease effective as of the Closing and to provide that compensation earned after the Closing Date shall not be considered for purposes of benefit accrual under the Company 401(k) Plan; provided that nothing herein shall prevent Company from making contributions to the trust which is part of the Company 401(k) Plan after the Closing Date which accrued on or before the Closing Date. For purposes of this Section 4.1.2(d), “Employer Profit Sharing Contribution,” “Disability,” “Normal Retirement Age” and “Compensation” shall have the meanings set forth in the Company 401(k) Plan.

4.1.3. Premerger Notification. Company shall timely and promptly make all filings which are required under the HSR Act and will seek early termination of the waiting period thereunder. Company shall timely and promptly provide any additional information or documentation requested by the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or any other federal, state, county or local Governmental Authorities (including staff members) in connection with a second request or otherwise. Company shall furnish to Buyer such necessary information and assistance as Buyer may request in connection with its preparation of necessary filings or submissions to the FTC, the Antitrust Division or any other federal, state, county or local Governmental Authority.

4.1.4. Non-Solicitation.

(a) From the date of this Agreement to the earlier of the termination of this Agreement and the Closing, Company, VAM Sub and each of the Selling Parties will not (and will ensure that their representatives and Associated Persons do not) directly or indirectly:

(i) solicit, encourage, entertain or accept (whether in writing, oral or otherwise) inquiries, offers or proposals for,

(ii) initiate or participate in meetings, discussions, correspondence or negotiations with any Person concerning,

(iii) enter into any agreement or arrangement (whether in writing, oral or otherwise) with respect to, or

(iv) provide any Person with any information in connection with,

a sale, acquisition or other transfer (by operation of law or otherwise) of all or some of Company’s Business (including its assets and the Company Products) or a lift-out of Company’s Employees, an acquisition of an equity interest in Company (including from any Member), or a merger, consolidation or other business combination involving Company or its Business (including the Company Products), or a sale, assignment or other transfer (by operation of law or otherwise) of the Purchased Equity, except as contemplated by this Agreement (“Acquisition Proposal”).

(b) From the date of this Agreement to the earlier of the termination of this Agreement and the Closing, Company and each of the Selling Parties will notify Buyer (and will ensure that their representatives and Associated Persons notify Buyer) promptly, and in any event within three Business Days, if:

(i) they receive an Acquisition Proposal (including the terms of an Acquisition Proposal);

(ii) a Person requests information from them relating to an actual or potential Acquisition Proposal; or

(iii) a Person seeks to initiate negotiations or discussions reasonably likely to result in an Acquisition Proposal.

In no event shall Company, VAM Sub or any Selling Party (or any of their respective representatives or Associated Persons) respond positively to or otherwise act on any such Acquisition Proposal, it being understood that such activity is prohibited under this Section 4.1.4.

(c) Company, VAM Sub and each of the Selling Parties will (and will ensure that their representatives and Associated Persons) immediately end (and not recommence unless this Agreement is terminated) any activities (including discussions, meetings, correspondence or negotiations with any Persons) conducted before the date of this Agreement with respect to an Acquisition Proposal.

4.1.5. Client Consents.

(a) Mutual Funds: As promptly as practicable after the date of this Agreement, Company shall use commercially reasonable efforts, consistent with the Company’s fiduciary duties, to obtain, or cause to be obtained, the approval of the board of trustees of each

Mutual Fund of an “interim contract” (as defined in Rule 15(a)-4 promulgated under the Investment Company Act) that complies with the requirements set forth in Rule 15(a)-4(b)(2) promulgated under the Investment Company Act, which shall be effective at the Closing, between (i) that Mutual Fund and Company, in the case of a relationship currently governed by an Investment Advisory Contract between that Mutual Fund and Company and (ii) that Mutual Fund’s investment adviser and Company, in the case of a relationship currently governed by a Contract between that Mutual Fund’s investment adviser and Company; provided, however, that if a Mutual Fund has obtained an exemptive order from the SEC under the Investment Company Act which allows it to enter into Subadvisory Contracts without the approval of such Mutual Fund’s shareholders, then Company shall provide a true and correct copy of such exemptive order to Buyer on or before the date of this Agreement and, with Buyer’s prior agreement (which shall not be unreasonably withheld or delayed) may seek to obtain a Subadvisory Contract other than in reliance on Rule 15-(a)(4) with respect to such Mutual Fund.

(b) Notices to Clients Other than Mutual Funds: Within 10 Business Days following the date of this Agreement, Company shall send a notice:

(i) in the form of Exhibit B to those Clients (except sponsors of wrap programs) whose Investment Advisory Contracts require written consent to be assigned;

(ii) in the form of Exhibit C to those Clients (except sponsors of wrap programs) whose Investment Advisory Contracts require consent, but not written consent, to be assigned, (“Implied Consent Clients”);

(iii) in the form of Exhibit D to those Clients (except Mutual Funds and sponsors of wrap programs) whose Investment Advisory Contracts terminate on being assigned; and

(iv) in the form of Exhibit E to those Clients which are sponsors of wrap programs (which, among other things reflected in Exhibit E, shall request each wrap sponsor’s consent and, unless Company will be requesting such Consent as contemplated in Exhibit E, request that the wrap sponsor’s notify and, to the extent necessary under Applicable Law or required by the sponsors, obtain the Consent of, the Clients whose accounts are advised or subadvised by Company through the wrap program).

With respect to any Client obtained between the date hereof and the Closing Date, Company shall obtain such Client’s Consent, either in writing or, if an implied Consent complying with this Agreement is sent at least forty-five (45) days prior to the Closing, with a follow-up letter sent at least twenty (20) days prior to the Closing, by implied Consent, to the assignment of the Investment Advisory Contract between Company and the Client.

(c) Following-Up Other Clients: In addition to sending the notices referred to in Section 4.1.5(b), Company shall use commercially reasonable efforts to obtain the written Consent of the Clients described in Section 4.1.5(b)(i) and the sponsors of wrap programs referred to in Section 4.1.4(a)(iv) to the assignment (as defined in the Advisers Act) of their

Investment Advisory Contract effective as of the Closing, and the written Consent of the Clients described in Section 4.1.5(b)(iii) to a new Investment Advisory Contract on substantially the same terms as the current Investment Advisory Contract. Company and Buyer will consult and cooperate in respect of, and provide reasonable assistance in connection with, communications to all Clients and other matters related to obtaining the foregoing Consents. Anything in this Section 4.1.5 to the contrary notwithstanding, in no event shall Company be obligated to pay any amount to obtain any Consent, reduce the amount of advisory fees or other amounts payable to Company by any Client or otherwise amend any Investment Advisory Contract or Subadvisory Contract in a manner adverse to Company for purposes of obtaining any Consent or new Investment Advisory Contract.

4.1.6. Access and Information. From the date of this Agreement to the Closing, Company will give (or, in respect of the Mutual Funds, will use all commercially reasonable efforts to obtain for) Buyer and its Affiliates and their respective accountants, counsel and other representatives full access during normal business hours and upon reasonable notice to Company’s offices, properties, books, contracts, commitments, reports, records and personnel, and give them, or give them access to, the documents, financial data, records and information with respect to Company and the Business as Buyer from time to time reasonably requests.

4.1.7. Further Assurances. Following the Closing Date, Company and each of the Selling Parties shall from time to time execute and deliver such additional documents and take such other actions as Buyer reasonably requests to confirm the rights and obligations in this Agreement and render the Transactions effective.

4.1.8. Certain Other Matters.

(a) Prior to the Closing, Company shall request (but in no event require) its Employees (other than Employees who are executing Employment Agreements as contemplated in this Agreement) to execute and deliver an Agreement Regarding Confidential Information in the form of Exhibit M to this Agreement). Prior to the Closing, Company also shall request (but in no event require) the individuals identified on Schedule 4.1.8 to execute and deliver non-solicit confidentiality agreements substantially in the form of the non-solicit confidentiality agreements previously entered into between the Company and each of the Profits Interest Members (other than Gordon Ceresino), but with such mutually acceptable changes taking into account the Transactions as the Seller Representative and Buyer agree upon. In either case, in the event that any such Employee does not promptly execute and deliver such agreement, Company shall discuss with such Employee the reasons for such request and the importance thereof prior to the Closing Date.

(b) Prior to the Closing, Company shall request the Employees who are executing Employment Agreements as contemplated in this Agreement to (i) execute and deliver the Employment Agreements, and (ii) execute and deliver a Release, in the form of Exhibit N to this Agreement, in each case prior to, or as soon as practicable after, the date of this Agreement.

(c) Effective as of the Closing, VAM Sub and each Selling Party hereby assigns to Buyer (including the Company) without further compensation any and all inventions, processes, designs, formulae, trade secrets, know-how, computer software, data and documentation, or other discoveries, technological innovations, improvements, copyrightable works or other Intellectual Property (collectively, “Inventions”) conceived, programmed, developed, created or otherwise made by VAM Sub or any Selling Party, solely or jointly, for the benefit of or relating to the Company or the Business, whether or not conceived, programmed, developed, created or otherwise made during working hours (as applicable), relating in any manner to the business, business plans, or development plans of Company. All such Inventions, whether patentable, not patentable or otherwise, shall be the sole and exclusive property of Buyer (including the Company) with respect to any and all countries. At the request and expense of Buyer, at any time following the Closing Date, VAM Sub and each Selling Party shall perform all lawful acts and execute, acknowledge and deliver all such instruments, agreements, assignments, certificates or other documents deemed necessary or desirable by Buyer to vest or maintain in Buyer (including the Company) all right, title and interest in and to such Inventions, and to enable Buyer (including the Company) to prepare, file and prosecute applications for patents, copyrights, trademarks or service marks (or other registrations) thereon in any and all countries selected by Buyer, including renewals and reissues thereof, and to obtain or record sole and exclusive title to such applications, patents, copyrights, trademarks, service marks or other registrations for any and all said countries. To the extent that any work performed by VAM Sub or any Selling Party is eligible to be deemed “work for hire” for purposes of the United States copyright laws, VAM Sub, each Selling Party, Company and Buyer intend for it to be work for hire. To the extent that any work performed by VAM Sub or any Selling Party is not deemed to be a “work for hire”, VAM Sub and each Selling Party hereby assigns all proprietary rights, including copyright, in such work to Buyer (including the Company) without further compensation.

(d) Through the Closing, Company shall (i) not terminate the employment of the members of the investment management team other than for unlawful activity or a breach of fiduciary duty, (ii) continue to manage the Company Products, and (iii) possess all necessary books and records, all as required to calculate, document, support and continue through the Closing (and to permit the Company to calculate, document, support and continue to use immediately following the Closing), the 1, 3, 5 and 10 year, and since inception, (as applicable) performance records of Company and the Business with respect to the Company Products in accordance with Applicable Law and applicable CFA Institute Guidelines.

4.2. VAM and VAM Sub’s Covenants.

4.2.1. Conduct of Business. Except as expressly permitted by this Agreement or as otherwise consented to by Buyer in writing, from the date of this Agreement to the earlier of the termination of this Agreement and the Closing, VAM will cause VAM Sub to not, and VAM Sub will not:

(i) engage in any business other than its ownership of its interest in Company;

(ii) amend its organizational documents, or take any other action affecting VAM’s ownership rights in VAM Sub;

(iii) purchase, issue, sell or otherwise permit to become outstanding, or authorize the designation of, any capital stock or other securities, or issue, grant, modify or authorize any Rights therefor; effect any recapitalization, reclassification, or any Rights therefore; or declare, set aside, pay or make any distributions to VAM;

(iv) merge or consolidate with, purchase substantially all the assets of, or otherwise acquire any interest in (in each case by operation of law or otherwise), a business or corporation, partnership, limited partnership, limited liability company, association or other business organization or division;

(v) incur Indebtedness;

(vi) loan or advance funds;

(vii) settle, compromise or cancel any debt owing to it;

(viii) purchase, sell, transfer or otherwise dispose of an asset;

(ix) create, suffer the imposition of, permit to exist, or assume any Lien on any asset;

(x) settle or compromise any claim, action, proceeding or other Litigation involving any Liability for money damages;

(xi) hire any Employees; or

(xii) agree or commit to take any of the actions in this Section 4.1.1(b).

4.2.2. Further Actions.

(a) VAM will cause VAM Sub to, and VAM Sub will, as promptly as is reasonably practicable, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to fulfill its obligations under this Agreement and to consummate and make effective the Transactions.

(b) VAM will cause VAM Sub to, and VAM Sub will, as promptly as is reasonably practicable:

(i) make, or cause to be made, all filings and submissions that it is required to make under Applicable Law to consummate the Transactions, and give reasonable undertakings required in connection with these; and

(ii) use all commercially reasonable efforts, consistent with its fiduciary duties, to obtain, or cause to be obtained, the Governmental Approvals and other Consents, if any, it needs to consummate the Transactions.

(c) VAM will cause VAM Sub to not, and VAM Sub will not, take any action that would cause any of the representations or warranties in Section 3.2 to become untrue.

(d) VAM will cause VAM Sub to, and VAM Sub will, coordinate and cooperate with Buyer in exchanging the information and supplying the reasonable assistance requested by Buyer in connection with the filings and other actions contemplated by Section 4.3.1.

4.2.3. Further Assurances. Following the Closing Date, VAM Sub shall from time to time execute and deliver such additional documents and take such other actions as Buyer reasonably requests to confirm the rights and obligations in this Agreement and render the Transactions effective.

4.3. Buyer’s Covenants.

4.3.1. Further Actions.

(a) Buyer will, as promptly as reasonably practicable, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to fulfill its obligations under this Agreement and to consummate and make effective the Transactions.

(b) Buyer will, as promptly as practicable:

(i) make, or cause to be made, all filings and submissions that it is required to make under Applicable Law to consummate the Transactions, and give reasonable undertakings required in connection with these; and

(ii) use commercially reasonable efforts to obtain, or cause to be obtained, consistent with the Buyer’s fiduciary duties, the Governmental Approvals and other Consents, if any, it needs to consummate the Transactions.

(c) Buyer will coordinate and cooperate with Company and the Selling Parties in exchanging the information and supplying the reasonable assistance requested by them in connection with the filings and other actions contemplated by Section 4.1.2.

(d) Buyer shall undertake the following covenants:

(i) Except as otherwise set forth in an Employment Agreement and subject to Section 4.1.8, Buyer shall ensure that each Employee who is employed by the Company immediately prior to the Closing Date, including those on vacation, leave of absence or disability, will be employed on and immediately following the Closing Date with an annual rate of base pay as set forth in Exhibit P hereto. Effective as of January 1, 2007, the annual rate of base pay of the Employees listed in Exhibit P, as adjusted (if applicable) in accordance with Buyer’s policies for salary reviews and increases applicable to similarly situated employees of Buyer, shall be increased by the additional amounts set forth in Exhibit P.

(ii) Effective as of the Closing, Buyer shall offer participation in its employee benefit plans and programs (“Buyer Plans”) (other than as provided in paragraph (iii) below in connection with the Specified Welfare Plans, as defined below, and as provided in paragraph (iv) below in connection with Buyer Plans providing paid vacation) to individuals who are employees of Company immediately prior to Closing, under the terms of said Plans, on a basis substantially similar to similarly situated employees of Buyer. Effective as of the Closing, Buyer shall cause each of the Buyer Plans to recognize service with the Company to the extent that it would have been recognized under the equivalent Plan of the Company as if it had been service with Buyer, but only for purposes of (1) eligibility to participate and vesting in all Buyer Plans, except for awards under the Buyer’s stock incentive plans; and (2) for purposes of vacation accrual under Buyer’s vacation policies (provided, that such crediting of service does not result in duplication of benefits and that such crediting of service shall not be given for benefit accrual purposes under any Buyer Plan other than Buyer’s vacation policies). Buyer acknowledges that all individuals who are Employees of Company immediately prior to Closing shall be fully vested in their matching contribution and employer profit-sharing accounts which were earned under the Company 401(k) Plan prior to the Closing.

(iii) Buyer and/or the Company shall maintain the Company’s current Plans which provide medical, dental, prescription drug, flexible health spending account, dependent care spending account, Code Section 125 and 132(f) benefits (“Specified Welfare Plans”) through December 31, 2006 (“Benefit Transition Date”). Effective immediately following the Benefit Transition Date, Buyer shall offer participation in its Specified Welfare Plans to individuals who are Employees as of the Benefit Transition Date, on a basis substantially similar to similarly situated employees of Buyer, pursuant to the terms of Buyer’s Specified Welfare Plans, and shall recognize service with Company to the extent that it would have been recognized under the Company’s Specified Welfare Plans as if it had been service with Buyer, for purposes of eligibility to participate in Buyer’s Specified Welfare Plans.

(iv) Notwithstanding any provision in this Section 4.3.1(d) to the contrary, immediately following the Closing, Employees who are employed by the Company as of the Closing Date shall be eligible to accrue paid vacation time on a calendar year basis (and on a pro-rated basis for the remainder of the 2006 calendar year) under the Buyer Plan providing paid vacation at the annual rates set forth in Exhibit P. Increases in the rate of paid vacation accrual for such Employees shall be provided in accordance with the Buyer Plan providing paid vacation, on a basis applicable to similarly situated employees of Buyer. Following the Closing, the Buyer’s policy for paid sick leave and paid personal days shall apply to all Employees of the Company. Service with the Company shall be recognized as service with the Buyer for purposes of this Section 4.3.1(d)(iv) in accordance with Section 4.3.1(d)(ii) above.

(v) Following the Closing Date, a group health or disability plan of Buyer or any other entity that is considered a single employer together with Buyer following the Closing pursuant to Section 414(b), (c), (m) or (o) of the Code, shall be solely responsible for providing continuing benefits or coverage for any individual who is or becomes a qualified beneficiary prior to, on or after the Closing Date under any Plan that as of the Closing Date is subject to the requirements of Code Section 4980B, Part 6 of Subtitle B of Title I of ERISA or similar state law, whether such obligation to provide continuing benefits or coverage under any such Plan arises prior to, on or after the Closing Date.

(vi) Nothing in this Section 4.3(d) is intended, or shall be construed, as an employment agreement with respect to any Employee or to grant any Employee any right of continued employment other than on an “at will” basis.

(e) Buyer acknowledges that Company, VAM Sub and the Selling Parties have entered into this Agreement in reliance upon the benefits and protections provided by Section 15(f) of the Investment Company Act. Buyer shall not take and shall use commercially reasonable efforts to cause its respective Affiliates not to take, any action not contemplated by this Agreement that would, to Buyer’s Knowledge, have the effect, directly or indirectly, of causing the requirements of any provision of Section 15(f) of the Investment Company Act not to be met in respect of this Agreement and the Transactions and Buyer shall not fail to take, and, after the Closing, shall use commercially reasonable efforts to cause each of its respective Affiliates to not fail to take, any action if the failure to take such action would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of this Agreement and the Transactions. In that regard, Buyer shall conduct its business, and shall use its commercially reasonable efforts to cause each of its Affiliates to conduct their respective businesses, so as to assure that, insofar as within the control of Buyer: (a) for a period of three years after the Closing, at least seventy-five percent (75%) of the members of the boards of directors or trustees of each Mutual Fund or any successor Federated Fund are not (A) “interested persons” of any investment adviser of such Mutual Fund or any successor Federated Fund after the Closing or (B) “interested persons” of any investment adviser of such Mutual Fund or any successor Federated Fund immediately prior to the Closing; and (b) for a period of two years after the Closing, there shall not be imposed on any Mutual Fund or any successor Federated Fund an “unfair burden” (as defined in Section 15(f) of the Investment Company Act) as a result of the transactions contemplated by this Agreement; provided, however, that if Buyer or any of its Affiliates obtains an order from the SEC exempting it from the provisions of Section 15(f) of the Investment Company Act while still maintaining the “safe harbor” provided by Section 15(f) of the Investment Company Act, then this covenant shall be deemed to be modified to the extent necessary to permit Buyer and its Affiliates to act in a manner consistent with such SEC exemptive order.

4.3.2. Premerger Notification. Buyer shall timely and promptly make all filings which are required under the HSR Act, and will seek early termination of the waiting period thereunder. Buyer shall timely and promptly provide any additional information or documentation requested by the FTC, the Antitrust Division or any other federal, state, county or local Governmental Authority (including staff members) in connection with a second request or otherwise. Buyer shall furnish to Company such necessary information and assistance as

Company may request in connection with its preparation of necessary filings or submissions to the FTC, the Antitrust Division or any other federal, state, county or local Governmental Authority.

4.3.3. Further Assurances. Following the Closing Date, Buyer shall from time to time execute and deliver such additional documents and take such other actions as the Sellers’ Representative reasonably requests to confirm the rights and obligations in this Agreement and render the Transactions effective.

4.3.4. Director and Officer Liability, Indemnification and Insurance. Officers and directors of Company who remain directors or officers of Company or become directors or officers of Buyer or a Subsidiary of Buyer upon and after the Closing (the “Covered Persons”) will be eligible to receive the benefit of any indemnification provisions and officers’ and directors’ insurance and fiduciary liability insurance (“D&O Insurance”) available to similarly situated directors and officers of Buyer or an applicable Subsidiary of Buyer on terms and conditions comparable to such similarly situated directors and officers.

4.4. Mutual Covenants

4.4.1. Public Announcements and Confidentiality.

(a) Before the Closing, Buyer, Company and the Selling Parties shall not (and shall ensure that their Affiliates, directors, officers, Employees, agents and other representatives do not) issue a press release or any other public written statement or disseminate any public communication through any form of media (including radio, television or electronic media) about this Agreement or the Transactions except, in the case of Buyer, with Company’s consent or, in the case of Company or a Member, with Buyer’s consent (except in each case as required by Applicable Law or as contemplated by Section 4.1.5 or in obtaining required Governmental Approvals or other Consents).

(b) Each Party will (and will cause its Affiliates, directors, officers, Employees, agents and other representatives to) keep confidential non-public information about the proposed sale and the terms and conditions of this Agreement (unless it is required to disclose such information by Applicable Law or as contemplated by Section 4.1.5 or in connection with obtaining required Governmental Approvals or other Consents). If a Party is required to disclose the information by Applicable Law:

(i) it will (to the extent not prohibited under Applicable Law) give the other Parties prompt written notice of this proposed disclosure so that any of them can seek a protective order; and

(ii) if there is no such protective order, the disclosing Party may disclose the information that, in its counsel’s opinion, it is required to disclose, after giving the other Parties written notice (to the extent not prohibited under Applicable Law) specifying this information as far in advance of disclosure as practicable and using commercially reasonable efforts to obtain assurances that the information disclosed will be treated confidentially.

(c) If this Agreement terminates, each Party will (and will cause its Affiliates, directors, officers, Employees, agents and other representatives to) promptly return to each other Party, and not retain copies of, that other Party’s written proprietary information supplied in connection with this Agreement.

4.4.2. Disclosure Schedules.

(a) Any matter disclosed on one schedule delivered to Buyer or Company (as applicable) hereunder for purposes of modifying a representation, warranty or covenant of Company, any Selling Party, VAM Sub or Buyer (as applicable), shall be deemed to modify only the representation, warranty or covenant to which such schedule relates (except as cross referenced in such schedules).

(b) Notwithstanding anything to the contrary herein, at any time and from time to time prior to the Closing, Company may supplement a schedule delivered to Buyer under Section 3.1 hereof (or deliver additional schedules) (other than Schedule 3.1.22,) solely with respect to any event, fact or circumstance arising after the date hereof for purposes of updating any representation or warranty of Company contained in Section 3.1 and Buyer may supplement a schedule delivered to Company, the Selling Parties or VAM Sub under Section 3.4 hereof (or deliver additional schedules) solely with respect to any event, fact or circumstance arising after the date hereof for purposes of updating any representation or warranty of Buyer contained in Section 3.4 hereof (in any case, a “Schedule Update”). If any such Schedule Update addresses any event, fact or circumstance arising after the date hereof (i) in the ordinary course of business that does not constitute a breach of Section 4.1.1 or any other provision of this Agreement (other than the representation and warranty to which such Schedule Update relates) or (ii) which constitutes a Company Material Adverse Effect or a Buyer Material Adverse Effect (as applicable), and Buyer or Company, VAM Sub and the Selling Parties (as applicable), elect to consummate the Closing notwithstanding the conditions set forth in Sections 5.2.1 and 5.3.1(as applicable), then the applicable representations and warranties shall be deemed amended thereby without liability to any Selling Party or Buyer (as applicable) for a breach of such representations or warranties. If the matters disclosed in the Schedule Update have, or would reasonably be expected to have, a Company Material Adverse Effect or a Buyer Material Adverse Effect (as applicable), Buyer or Sellers’ Representative (as applicable) shall be entitled to terminate this Agreement in accordance with the provisions of Section 6.1(v) hereof.

(c) Without limiting the foregoing, Company, VAM Sub and the Selling Parties shall deliver to Buyer Schedule Updates (to the extent that information required to be disclosed on such Schedules has changed, and dated as of a date not more than five Business Days prior to the Closing) for the following Schedules at least three (3) Business Days prior to the Closing: Schedule 3.1.8(b)(i) (ERISA Clients); Schedule 3.1.13 (Contract Matters); Schedule 3.1.16(a) (Clients); Schedule 3.1.16(c) (Private Funds); Schedule 3.1.16(e) (Fund Contracts); Schedule 3.1.18 (Company Litigation); Schedule 3.1.27 (Wrap Programs); Schedule 3.1.29(e) (Company or Affiliate Contracts with Mutual Funds or Private Funds); Schedule 3.1.29(f) (Mutual Fund and Provide Fund Third Party Contracts); and Schedule 3.1.29(g) (Mutual Fund and Private Fund Litigation).

4.5. Restrictive Covenants.

4.5.1. Acknowledgements. The Selling Parties (including the Non-Compete Parties) acknowledge that: (a) Company, VAM Sub and the Business includes confidential information that Buyer is acquiring through the Transactions (“Confidential Information”) consisting of any and all (i) trade secrets or other Intellectual Property, (ii) non-public information concerning Company Products and Clients, (iii) information concerning Company, VAM Sub and the Business, however documented and (iv) notes, analysis, compilations, studies, summaries, working papers or other materials prepared by or for Company, VAM Sub or the Business containing, based on, in whole or in part, or derived from any information included in clauses (i), (ii) or (iii) above; (b) the Company Products and services comprising the Business are, or may be, marketed throughout the United States and internationally; (c) Company, VAM Sub and the Business compete with other businesses that are or could be located in any part of the United States or internationally; (d) Buyer has required the covenants set forth in this Section 4.5 as a condition to Buyer entering into this Agreement; (e) the covenants set forth in this Section 4.5 are reasonable and necessary to protect and preserve Company, VAM Sub and the Business and (f) Company, VAM Sub, the Business and Buyer will be irreparably harmed and damaged if the covenants in this Section 4.5 are breached.

4.5.2. Confidentiality. The Selling Parties (including the Non-Compete Parties) each agree that, except as otherwise provided in this Section 4.5, from and after the Closing, none of them will, at any time, disclose to any unauthorized Person or use for its own account or for the benefit of any third party any Confidential Information, whether any of them have such information in memory or embodied in a writing or other physical form, without Buyer’s prior written consent, unless and to the extent that (a) the Confidential Information is or becomes generally known to and available for use by the public other than as a result of the fault of any Selling Party (including any Non-Compete Party) or the fault of any other Person bound by a duty of confidentiality to Buyer, Company or VAM Sub, (b) the disclosure thereof is required by a court of competent jurisdiction or otherwise by Applicable Law, or (c) the disclosure thereof is necessary in connection with the enforcement of this Agreement. If a Selling Party (including any Non-Compete Party) becomes legally compelled to disclose any Confidential Information, such Selling Party shall (i) provide Buyer with prior written notice (to the extent not prohibited under Applicable Law) of the need for such disclosure and the required content of such disclosure, (ii) if disclosure is required, furnish only that portion of the Confidential Information which, in the written opinion of legal counsel, is legally required, and (iii) reasonably cooperate with Buyer, at Buyer’s request and sole expense, to enable Buyer to obtain reliable assurances that confidential treatment will be accorded to the Confidential Information. As requested by Buyer, the Selling Parties (including the Non-Compete Parties) agree to deliver to Buyer at any time at or following the Closing any or all Confidential Information, whether in hardcopy, electronic, disk or other form, that may be in the Selling Parties’ (including the Non-Compete Parties’) possession or control. The obligations in this Section 4.5.2 shall survive the Closing indefinitely.

4.5.3. Non-Competition; Non-Solicitation. Each Non-Compete Party, for and in consideration of the aggregate Purchase Price to be received under this Agreement in connection with the sale of the Purchased Equity (other than the Profits Interest Units), and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, agrees that:

(a) For the Applicable Non-Compete Period, such Non-Compete Party shall not, directly or indirectly:

(i) Engage (or assist any other Person (except Company and Buyer)) in any business, enterprise, employment, or investment management or advisory service (whether as sub-adviser, adviser or otherwise) that competes with Company, the Company Products or the Business in any Designated Field (as defined below) (a “Competing Business”); or

(ii) invest in, own, manage, operate, finance, control or participate in the ownership, management, operations, financing or control of, lend their names or similar names to, lend their credit to, render services or advice to, or otherwise assist, any Competing Business; or

(iii) solicit for themselves or any other Person (or assist any other Person in soliciting), except Company and Buyer, the proxy or vote of any shareholders of Buyer, any mutual fund in the Buyer’s family of mutual funds, or any shareholders of the Mutual Funds or the Private Funds for any purpose relating to Buyer, any mutual fund in the Buyer’s family of mutual funds, or any shareholders of the Mutual Funds or the Private Funds; or

(iv) otherwise solicit (or assist any Person in soliciting) for a Competing Business the business of, or provide (or assist any other Person (except Company and Buyer) in providing) services to any Person known to them to be, a Client of Company, or a shareholder of a Mutual Fund or Private Fund; or

(v) otherwise induce or attempt to induce (or assist any other Person in inducing) any Client of Company, or a shareholder of a Mutual Fund or Private Fund, to cease doing business with Company, or in any way interfere with the relationship between any Client of Company, or a shareholder of a Mutual Fund or Private Fund, and Company or Mutual Fund or Private Fund.

For purposes hereof, “Designated Field” means the provision of discretionary, non-discretionary or other portfolio management or investment advisory services (whether as adviser, subadviser, or otherwise, and whether in the form of model portfolios, discretionary management or otherwise) with respect to any account, fund, pooled investment vehicle or other product or service (whether registered or exempt from registration under the Investment Company Act or otherwise) in one or more of the following investment styles: All Cap Core, All Cap Core—Tax Aware, Large Cap Growth, Mid Cap Growth, Small Cap Growth, Small Cap Value, Small Cap Core and Market Neutral.

(b) Beginning on the date this Agreement is executed and delivered by the Parties until the Closing, and for the Applicable Non-Compete Period, such Non-Compete Party shall not, directly or indirectly, solicit, hire or employ, or otherwise engage (or assist any other Person in soliciting, hiring, employing or otherwise engaging) as an employee, independent contractor or otherwise, (i) any Employee of Company or the Business or (ii) any other Non-Compete Party.

4.5.4. Exceptions.

(a) Notwithstanding the restrictions contained in Section 4.5.3(a) above, a Non-Compete Party may purchase or otherwise acquire, and hold, any class of securities of any enterprise (as a passive investment and without otherwise participating in the activities of such enterprise) if such securities are listed on any national securities exchange or have been registered under Section 12(g) of the Exchange Act and represent less than five percent in value of the outstanding securities of such enterprise.

(b) Notwithstanding the restrictions contained in Section 4.5.3(a) and (b) above, a Non-Compete Party that remains an employee of Company, or becomes an employee of Buyer or a Subsidiary of Buyer, upon and after the Closing, may (for so long as such Non-Compete Party remains an employee of Buyer or a Subsidiary of Buyer (including Company as a Subsidiary of Buyer post-Closing) take actions within the scope of such Non-Compete Party’s employment on behalf of his or her employer (i.e., Buyer or a Subsidiary of Buyer) or its Affiliates without violating the restrictions contained in Section 4.5.3(a) and (b) above.

(c) Notwithstanding anything to the contrary set forth in Section 4.5.3, in no event shall any Selling Party be deemed to be restricted from engaging in any Permitted Activity.

(d) Notwithstanding anything to the contrary set forth in Section 4.5.3, in no event shall VAM or any of its Affiliates be restricted from (i) investing in, owning, managing, operating, financing, controlling or participating in the ownership, management, operations, financing or control of, lending their names or similar names to, lending their credit to, rendering services or advice to, or otherwise assisting, Grosvenor Capital Management, L.P. or any successor entity thereto or (ii) selling or otherwise disposing of its interests in, Grosvenor Capital Management, L.P. or any Affiliate of or successor entity thereto.

4.5.5. Reasonable Covenants. The Selling Parties (including the Non-Compete Parties) agree that each of the covenants set forth in this Section 4.5 is reasonable with respect to its scope, duration and geographic area.

4.5.6. Extension of Restricted Period. In the event of breach by a Non-Compete Party of any covenant set forth in Section 4.5.3, as determined by agreement among the Parties or by a Governmental Authority of competent jurisdiction, the term of such covenant shall be extended by the period of the duration of such breach with respect to the breaching Non-Compete Party.

4.5.7. Severability of Covenants. If any of the covenants set forth in this Section 4.5 are held to be unreasonable, arbitrary or against public policy, such covenants will be considered divisible with respect to scope, time, and geographic area, and in such lesser scope, time and geographic area will be effective, binding and enforceable.

4.5.8. Remedies. The Selling Parties acknowledge that in the event of a breach of Section 4.1.4, 4.4.1 or 4.5 this Agreement by any Selling Party, Company or VAM Sub (as applicable), money damages would be inadequate and Buyer would have no adequate remedy at law. Accordingly, the Selling Parties, Company and the VAM Sub agree that Buyer shall have the right, in addition to any other rights and remedies existing in its favor with respect to any such breach, to enforce its rights and the Selling Parties’, Company’s and the VAM Sub’s obligations under this Agreement not only by an action or actions for damages under this Agreement but also by an action or actions for specific performance, injunction and/or other equitable relief, without posting any bond or security. Without limiting the foregoing, in the case of a breach or threatened breach of Section 4.5 of this Agreement, in addition to a claim for any Losses under Section 7.1, Buyer shall have the right to obtain injunctive or other equitable relief to restrain any breach or threatened breach, or otherwise to enforce specifically the provisions, of Section 4.5 of this Agreement (it being agreed that money damages alone will be inadequate to compensate Buyer and will be an inadequate remedy for such a breach or threatened breach).

4.5.9. Termination of Certain Rights. Subject to the immediately following sentence, Company, the Members and VAM hereby agree that all remaining rights, obligations and restrictions contained in the provisions of LLC Documents (other than any releases of claims against the Company, and any remaining severance obligations in the Separation Agreements that are included in Current Liabilities) shall be terminated in their entirety as of the Closing, and that Company, the Members and VAM (as applicable) shall have no further rights, obligations or restrictions with respect thereto. Notwithstanding the foregoing, the provisions of the LLC Documents that relate to a Person’s equity interests in VAM shall remain in full force and effect.

4.5.10. Certain Tax Matters. VAM and the Selling Members shall be responsible for preparing and causing to be filed the income Tax Returns of the Company and of VAM Sub for the period from January 1, 2006 until the Closing, and shall use reasonable best efforts to cause the income Tax Returns for the Company for that period to be prepared and filed by the due date for those Tax Returns without extension. Any income Tax Return to be prepared and filed by the Selling Members, VAM Sub or the Company (other than personal tax returns of the Selling Parties) prior to the Closing, or relating to periods prior to the Closing, shall, to the extent permitted by Applicable Law and the relevant facts, be prepared on a basis consistent with that Person’s last previous similar Tax Return; provided that, to the extent not previously made, the Selling Parties and VAM Sub shall cause the Company to, and the Company shall, make an election under Section 754 of the Code. The Selling Members, VAM Sub and the Company shall provide a copy of each such income Tax Return (other than personal tax returns of the Selling Parties) to the Buyer reasonably in advance of filing such Tax Return and shall consult with Buyer should Buyer so request concerning each such Tax Return. Each Party shall reasonably cooperate, and shall cause their respective Affiliates, employees and agents to reasonably cooperate, in preparing and filing all Tax Returns and in any subsequent proceedings that may reasonably be expected to result in any Tax Claims, including maintaining and making available to each other all records that are necessary for the preparation of any Tax Returns that the applicable Party is required to file and providing such other assistance as the other Party may reasonably request.

ARTICLE V

CONDITIONS PRECEDENT TO THE CLOSING

5.1. Conditions to Each Party’s Obligations. The obligations of the Selling Parties on the one hand, and Buyer, on the other hand, to consummate the Transactions are subject to the fulfillment, on or before the Closing Date, of the following conditions:

5.1.1. No Injunction, etc. No court or other Governmental Authority has issued an order, injunction, decree, stipulation or judgment, and there is no action, proceeding or other Litigation pending before a court or other Governmental Authority, restraining, enjoining or otherwise prohibiting consummation of the Transactions (or seeking to restrain, enjoin or otherwise prohibit consummation of the Transactions). No court or other Governmental Authority has promulgated, entered or issued, or determined to be applicable to this Agreement, any Applicable Law making the consummation of the Transactions illegal, and no action, proceeding or other Litigation with respect to the application of any such Applicable Law is pending.

5.1.2. Governmental Approvals. Any applicable waiting period under the HSR Act has expired (or early termination shall have been granted), and any other Governmental Approvals required to be made or obtained in connection with executing and delivering this Agreement or consummating the Transactions have been made or obtained, on terms acceptable to the Party obtaining the Governmental Approval (or whose Affiliate obtained the Governmental Approval).

5.1.3. Client Consents. Company has obtained Consents from Consenting Clients (“Client Consents”), in accordance with Section 4.1.5, to the assignment, replacement or novation of their Investment Advisory Contracts representing at least $22,209,000 in Closing Run-Rate Revenues, determined as of the date that is three Business Days prior to the Closing Date, and such Consents have not been withdrawn or modified. For the purposes of this Section 5.1.3, each Implied Consent Client who does not give Company a written Consent will be deemed to have given its Consent to the assignment of its Investment Advisory Contract if a negative consent letter was sent to such Implied Consent Client at least 45 days prior to the Closing, together with a follow-up letter 20 days prior to the Closing, and before the Closing Date that Client has not (i) refused to Consent to the assignment of its Investment Advisory Contract, (ii) terminated its Investment Advisory Contract or (iii) withdrawn all of its AUM under Company’s management (or informed Company, orally or in writing, that it intends to take any of these actions). With respect to any non-Consenting Client as of the Closing Date, unless otherwise agreed by Buyer, Company shall have terminated its investment advisory relationship with such non-Consenting Client; provided, however, that if Buyer agrees, in writing and in its sole discretion, that the investment advisory relationship with a non-Consenting Client shall not be terminated, such non-Consenting Client shall be deemed to be a Consenting Client.

5.1.4. Amended and Restated LLC Agreement. Buyer and the Profits Interest Members shall have executed the Amended and Restated Limited Liability Company Agreement of the Company attached hereto as Exhibit O, and such agreement shall be in full force and effect but for the Closing.

5.2. Conditions to Buyer’s Obligations. Buyer’s obligations to consummate the Transactions are also subject to the fulfillment, on or before the Closing Date, of the following conditions:

5.2.1. Representations Concerning Company. The representations and warranties provided by Company in Section 3.1 and VAM Sub in Section 3.3:

(i) were true and correct as of the date of this Agreement (except representations and warranties made as of a certain date, which were true and correct as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or VAM Sub Material Adverse Effect (as applicable, and disregarding for purposes of this Section 5.2.1 any qualification as to materiality set forth in such representation or warranty); and

(ii) are repeated and are true and correct as of the Closing Date with the same effect as though made on and as of the Closing (except representations and warranties made as of a certain date, which are so measured as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or VAM Sub Material Adverse Effect (as applicable, and disregarding for purposes of this Section 5.2.1 any qualification as to materiality set forth in such representation or warranty).

Company and VAM Sub have each delivered to Buyer a certificate, dated the Closing Date, certifying the matters in this Section 5.2.1 as applicable to each of them.

5.2.2. Representations Concerning the Selling Parties. The representations and warranties provided by the Selling Parties in Section 3.2:

(i) were true and correct as of the date of this Agreement (except representations and warranties made as of a certain date, which were true and correct as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Selling Party Material Adverse Effect (disregarding for purposes of this Section 5.2.2 any qualification as to materiality in such representation or warranty) and

(ii) are repeated and are true and correct in all respects of the Closing Date with the same effect as though made on and as of the Closing (except representations and warranties made as of a certain date, which are so measured as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Selling Party Material Adverse Effect (disregarding for purposes of this Section 5.2.2 any qualification as to materiality in such representation or warranty).

Each of the Selling Parties have delivered to Buyer a certificate, dated the Closing Date, certifying the matters in this Section 5.2.2.

5.2.3. Performance. Company and each of the Selling Parties have duly performed and complied in all material respects with the obligations and conditions that it, he or she must comply with under this Agreement by or before Closing. Each of Company and each of the Selling Parties have delivered to Buyer a certificate, dated the Closing Date, certifying the matters in this Section 5.2.3.

5.2.4. Opinions of Counsel. Buyer has received an opinion, addressed to it and dated the Closing Date, of Bingham McCutchen LLP, special counsel to Company, substantially in the form of Exhibit F (with any changes that are mutually acceptable).

5.2.5. Tax Certificate and Other Tax/Financial Matters.

(i) Each Initial Selling Member (other than a Profits Interest Member in his capacity as such) and VAM has delivered to Buyer on the Closing Date affidavits or certificates in form and substance reasonably satisfactory to Buyer needed to exempt the sale of the Purchased Equity to be sold at the Closing from Section 1445(a) of the Code, in substantially the form of Exhibit G-1 and Exhibit G-2, respectively.

(ii) The Selling Parties and VAM Sub shall have caused the Company to make, and the Company shall have made, an election under Section 754 of the Code on its Tax Return for the 2005 tax year or on a prior Tax Return, and such Section 754 election shall remain valid and effective.

(iii) Company shall have delivered to Buyer copies of the Company’s audited financial statements for the fiscal year ended December 31, 2005, and copies of Company’s unaudited financial statements for the three months ended March 31, 2006 (including a statement of income, balance sheet and statement of cash flows).

(iv) Company shall have delivered to Buyer a good faith estimate of the capital account balances of the Profits Interest Members and VAM Sub as of the end of the month immediately preceding the month in which the Closing is to occur.

5.2.6. No Proceedings. Without limiting Section 5.1.1, there is no action, proceeding, investigation or other Litigation by or before the SEC, the DOL or other Governmental Authority pending or, to Company’s Knowledge or in Company’s reasonable good faith judgment, threatened, against Company, the Business or any Private Fund which could reasonably be expected to have a Company Material Adverse Effect. Without limiting Section 5.1.1, there is no action, proceeding, investigation or other Litigation by or before the SEC, the DOL or other Governmental Authority pending or, to the VAM’s Knowledge or in VAM’s reasonable good faith judgment, threatened, against VAM Sub which could reasonably be expected to have a VAM Sub Material Adverse Effect.

5.2.7. Employment Agreements and Related Matters. Each of the Employment Agreements is in full force and effect (but for the Closing) and there is no default under it on the part of the employees party thereto. Each Employee who executed and delivered an Employment Agreement as contemplated in this Agreement shall have executed and delivered a Release in the form of Exhibit N, which is in full force and effect (but for the Closing).

5.2.8. Certificate of Indebtedness. Company shall have prepared and delivered to Buyer a certificate (the “Certificate of Indebtedness”) certifying as to the outstanding amount of the VAM LOC and Seller Transaction Expenses as of the Closing Date. VAM shall have delivered a pay-off letter and Lien discharge with respect to the VAM LOC, subject to Buyer’s payment in full of the VAM LOC pursuant to Section 2.3 of this Agreement.

5.2.9. Other Consents. In addition to approving the interim contracts contemplated in Section 4.1.5(a), the board of directors/trustees for the Mutual Funds (other than any Mutual Fund only subadvised by Company (rather than advised)) shall have approved the Fund Reorganizations and Fund Reorganization Agreements.

5.2.10. Certificates; Other Documents.

(a) At the Closing, the Selling Members will deliver to Buyer (or its designated Subsidiary) certificates representing the Purchased LLC Interests, other than the Profits Interest Units, duly endorsed (or accompanied by duly executed powers), for transfer to Buyer (or its designated Subsidiary), or, if uncertificated, such other documentation evidencing the transfer of the Purchased LLC Interests, other than the Profits Interest Units, to Buyer (or its designated Subsidiary) as Buyer may reasonably request, and VAM will deliver to Buyer (or its designated Subsidiary) certificates representing all of the Purchased Stock, duly endorsed (or accompanied by duly executed stock powers), for transfer to Buyer (or its designated Subsidiary), in each case as necessary or appropriate to transfer good and marketable title to Buyer (or its designated Subsidiary) free and clear of any Lien or other Adverse Claim. Anything to the contrary in this Section 5.2.10(a) notwithstanding, the foregoing shall not be deemed to constitute a requirement to transfer, or to evidence the transfer, of any Profits Interest Units.

(b) The Selling Members and Company shall have delivered Buyer evidence satisfactory to Buyer that the limited liability company action contemplated to be taken by Company prior to the Closing in Section 4.1.2(d) has been taken, and remains in full force and effect.

(c) The Selling Members, VAM and the other Selling Parties also shall have delivered such other customary Closing certificates, instruments and other documents as reasonably requested by Buyer.

5.2.11. No Insolvency. Neither Company, VAM Sub nor any Selling Party shall have filed any voluntary petition under any Applicable Law relating to bankruptcy, insolvency, reorganization, protection from creditors or similar matters, no involuntary petition has been filed against Company, VAM Sub nor any Selling Party under any such Applicable Law and not stayed or dismissed, and, to Company’s, VAM Sub’s and each Selling Party’s Knowledge, no such petition is threatened to be filed against Company, VAM Sub or any Selling Party by any Person.

5.2.12. Minimum Working Capital.

(a) As of the Closing Date, Company shall have working capital (defined as Current Assets less Current Liabilities, other than the VAM LOC and Seller Transaction Expenses) of not less than $0. Company shall have executed and delivered to Buyer a certificate, dated as of the Closing Date, certifying as to the matters in this Section 5.2.12(a). Collections by Buyer or Company following the Closing in respect of all of Company’s billed and unbilled advisory fees and other service fees attributable to periods prior to the Closing, to the extent such Current Assets were not necessary to satisfy the working capital requirements set forth above in this Section 5.2.12 (or are not necessary to replace any Current Assets which were necessary to satisfy such requirements and have subsequently become impaired), shall be promptly turned over to the Selling Parties in accordance with each such Selling Party’s respective Pro Rata Share, provided that any such amounts payable on account of any Profits Interest Unit shall not be paid unless and until there is a Put/Call Closing with respect thereto (in which case such amount shall include interest accruing thereon at the Applicable Rate from the date that amounts are turned over to the Selling Parties pursuant hereto until the date of the Put/Call Closing).

(b) As of the Closing Date, VAM Sub shall have working capital (defined as current assets less current Liabilities) of not less than $0.

5.2.13. No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect or VAM Sub Material Adverse Effect has occurred.

5.2.14. Resignation of Certain Directors, Managers and Officers. Such directors, managers or officers of Company and VAM Sub as Buyer may identify prior to the Closing shall have tendered resignation letters resigning (effective upon the Closing occurring) their positions (but not their employment, if they are employees of Company) as directors, managers or officers of Company or VAM Sub, and copies of such resignation letters shall have been provided to Buyer at the Closing.

5.3. Conditions to Selling Parties’ Obligations. The Selling Parties’ obligations to consummate the Transactions are also subject to the fulfillment, on or before the Closing Date, of the following conditions:

5.3.1. Representations. Buyer’s representations and warranties provided by Buyer in Section 3.4:

(i) were true and correct as of the date of this Agreement (except representations and warranties made as of a certain date, which were true and correct as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect (disregarding for purposes of this Section 5.3.1 any qualification as to materiality set forth in such representation or warranty); and

(ii) are repeated and are true and correct as of the Closing Date with the same effect as though made on and as of the Closing (except representations and warranties made as of a certain date, which are so measured as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect (disregarding for purposes of this Section 5.3.1 any qualification as to materiality set forth in such representation or warranty).

Buyer has delivered to the Selling Parties a certificate, dated the Closing Date, certifying the matters in this Section 5.3.1.

5.3.2. Performance. Buyer has duly performed and complied in all material respects with its obligations and conditions that it must comply with under this Agreement by or before Closing. Buyer has delivered a certificate to the Selling Parties, dated the Closing Date, certifying the matters in this Section 5.3.2.

5.3.3. Opinions of Counsel. The Selling Parties have received an opinion, addressed to them and dated the Closing Date, of Reed Smith LLP, special counsel to Buyer, substantially in the form of Exhibit H (with any changes that are mutually acceptable).

5.3.4. Employment Agreements. Each of the Employment Agreements is in full force and effect, but for the Closing, and there is no default under it on the part of the employees party thereto.

5.3.5. No Change of Control. Since the date of this Agreement, no Buyer Change of Control has occurred. Neither Buyer nor any of its Subsidiaries has entered into an agreement or commitment with respect to a transaction that would result in the immediately preceding sentence ceasing to be the case.

5.3.6. No Insolvency. Buyer has not filed any voluntary petition under any Applicable Law relating to bankruptcy, insolvency, reorganization, protection from creditors or similar matters, no involuntary petition has been filed against Buyer under any such Applicable Law and not stayed or dismissed, and, to Buyer’s Knowledge, no such petition is threatened to be filed against Buyer by any Person.

5.3.7. No Buyer Material Adverse Change. Since the date of this Agreement, no Buyer Material Adverse Effect has occurred.

5.3.8. Special Incentive Plan. Buyer shall have executed and delivered the Special Incentive Plan, and such plan shall be in full force and effect.

5.3.9. Other Documents. Buyer shall have delivered such other customary Closing certificates, instruments and other documents as requested by the Sellers’ Representative.

ARTICLE VI

TERMINATION

6.1. Termination . This Agreement may be terminated before the Closing Date:

(i) Mutual Agreement: by the written agreement of Buyer and the Sellers’ Representative;

(ii) Lapse of Time: by Buyer by written notice to the Sellers’ Representative, on the one hand, or by the Sellers’ Representative by written notice to Buyer, on the other hand, at any time after 5:00 p.m., New York City time, at any time after the date that is 150 days after the date of this Agreement if the Closing has not occurred by then (unless due to a material breach of this Agreement by Buyer, if Buyer is seeking to terminate, or by a Member, Company, VAM Sub or Selling Party, if the Sellers’ Representative is seeking to terminate), unless this date is extended by the mutual written consent of Buyer and the Sellers’ Representative;

(iii) Buyer Terminates for Material Breach: by Buyer if a Selling Party, Company or VAM Sub has breached (if a representation, warranty or covenant contains a materiality qualifier) or materially breached (if a representation, warranty or covenant does not contain a materiality qualifier) any of its, his or her representations, warranties or obligations in this Agreement and, with respect to a breach of the representations and warranties in Sections 3.1, 3.2 or 3.3, such breach would reasonably be expected to have a Company Material Adverse Effect, VAM Sub Material Adverse Effect or Selling Party Material Adverse Effect (as applicable) and (if not a willful breach) has not cured this breach within 10 Business Days of receiving notice of the breach; provided that Buyer has performed and complied, in all respects (if a representation, warranty or covenant contains a materiality qualifier) or in all material respects (if a representation, warranty or obligations does not contain a materiality qualifier), with its representations, warranties and obligations required by this Agreement to have been performed or complied with before this time;

(iv) Sellers’ Representative Terminates for Material Breach: by the Sellers’ Representative if Buyer has breached (if a representation, warranty or covenant contains a materiality qualifier) or materially breached (if a representation, warranty or covenant does not contain a materiality qualifier) any of its, his or her representations, warranties or obligations in this Agreement and, with respect to a breach of the representations and warranties in Sections 3.4, such breach would reasonably be expected to have a Buyer Material Adverse Effect and (if not a willful breach) has not cured this breach within 10 Business Days of receiving notice of the breach; provided that the Selling Parties, Company and VAM Sub have performed and complied, in all respects (if a representation, warranty or covenant contains a materiality qualifier) or in all material respects (if a representation, warranty or covenant does not contain a materiality qualifier), with its representations, warranties and obligations required by this Agreement to have been performed or complied with before this time;

(v) Termination for Matters on Schedule Updates: by Buyer or the Sellers’ Representative (as applicable) within five (5) Business Days after any permitted Schedule Update is delivered by Company or Buyer (as applicable) if such Schedule Update discloses matters or events that had, or would reasonably be expected to have, a Company Material Adverse Effect, VAM Sub Material Adverse Effect or Selling Party Material Adverse Effect, in the case of a Schedule update delivered by Company, or a Buyer Material Adverse Effect, in the case of a Schedule Update delivered by Buyer;

(vi) Company Terminates on a Buyer Change of Control: by the Sellers’ Representative, immediately upon written notice from the Sellers’ Representative, if a Buyer Change of Control has occurred or if Buyer has entered into any agreement in which Buyer or its shareholders have agreed to a Buyer Change of Control.

(vii) Violation of Law: by the Sellers’ Representative by written notice to Buyer, on the one hand, or by Buyer, by written notice to the Sellers’ Representative, on the other hand, if consummation of the Transactions would violate a final non-appealable order of a federal or state court or other Governmental Authority; or there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Transactions by a federal or state court or other Governmental Authority which would make the consummation of the Transactions illegal.

6.2. Effect of Termination. If this Agreement is terminated in accordance with Section 6.1, it shall become void and have no effect, without any obligation or Liability to any Person in respect of the Agreement or of the Transactions on the part of any Party, or a Party’s directors, officers, Employees, agents, representatives, advisers, stockholders, members, partners or Affiliates, except that (a) the provisions of this Section 6.2 and ARTICLE VIII (and related definitions) shall remain in full force and effect and shall survive any termination of this Agreement and (b) any termination shall be without prejudice to a non-breaching Party’s rights to seek damages and other Losses for any material or willful breach of this Agreement.

ARTICLE VII

INDEMNIFICATION

7.1. Indemnification to Buyer. Each of the Selling Parties, severally and not jointly, shall defend, indemnify and hold harmless each of Buyer, Buyer’s Affiliates (including, after Closing, Company and VAM Sub), the Private Funds, the Mutual Funds and their Affiliated Persons, and their respective officers, directors, Employees, shareholders, members, successors, assigns, agents, advisers and representatives (collectively, the “Buyer Indemnitees”) from and against, and shall pay or reimburse Buyer Indemnitees for, any obligation, loss, demand, fines, penalties, royalties, cost, expense, fee, Litigation, judgment, order, decree, injunction, stipulation, deficiency, damage or other Liability (whether absolute, accrued, fixed, conditional, contingent, known or unknown, or otherwise, and whether or not resulting from third party claims, and including reasonable attorneys’ and accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights hereunder), (collectively, “Losses”) that any of them may become subject to, or shall incur or suffer, resulting from, relating to or arising out of:

(i) a breach of a representation or warranty when made or deemed made by Company or such Selling Party under this Agreement or in a certificate delivered by Company or such Selling Party under this Agreement;

(ii) (A) a breach or non-fulfillment of a covenant or other obligation of such Selling Party under this Agreement, or (B) a breach or non-fulfillment of a covenant or other obligation of Company applying at or before the Closing under this Agreement;

(iii) any Indemnifiable Liability, Violation of Law Claim or Litigation Claim with respect to the Company, VAM Sub or such Selling Party; or

(iv) any untrue statement of material fact, or any omission to state a material fact required to be stated or necessary to make statements therein not misleading, by Company, such Selling Party or VAM Sub contained in any Governmental Approval or other Consent that is required to be filed, solicited or obtained by Company, such Selling Party or VAM Sub prior to Closing under this Agreement; provided, however, that such indemnification shall not relate to any statement or information provided by Buyer or its Affiliates that is included in any such Governmental Approval or other Consent.

7.2. Indemnification to the Selling Parties. Buyer shall defend, indemnify and hold harmless each Selling Party and its Affiliates, officers, directors, Employees, shareholders, members, successors, assigns, agents, advisers and representatives (collectively, the “Company Indemnitees”) from and against, and shall pay or reimburse the Company Indemnitees for, any Losses that any of them may become subject to, or shall incur or suffer, resulting from, relating to or arising out of:

(i) a breach of a representation or warranty when made or deemed made by Buyer under this Agreement or in a certificate delivered by Buyer under this Agreement;

(ii) a breach or non-fulfillment of a covenant or other obligation of Buyer under this Agreement; or

(iii) any untrue statement of material fact, or any omission to state a material fact required to be stated or necessary to make statements therein not misleading, by Buyer or its designated Subsidiary contained in any Governmental Approval or other Consent that is required to be filed, solicited or obtained by Buyer or its designated Subsidiary prior to Closing under this Agreement; provided, however, that such indemnification shall relate only to any statement or fact relating to Buyer or any of its Affiliates included in any such Governmental Approval or other Consent or to any omission by Buyer or its Affiliates in any such statement or fact supplied by them to state a material fact required to be stated or necessary to make any such statements or facts not misleading.

7.3. Third Party Claims. If a third party asserts a claim against a Person entitled to indemnification under this Agreement (“Indemnified Party”):

(i) The Indemnified Party shall give notice to the Party required to provide indemnification (“Indemnifying Party”) promptly after gaining actual knowledge of the claim as to which indemnity may be sought. If the Indemnified Party does not give this notice, the Indemnifying Party must still fulfill its indemnification obligations except to the extent that this failure actually and materially prejudices the Indemnifying Party’s rights.

(ii) The Indemnifying Party (at its own expense) may assume the defense of the claim, or Litigation resulting from the claim, with counsel reasonably satisfactory to the Indemnified Party. In such case, or in the event that that the Indemnified Party may have available to it one or more material defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any Litigation relating thereto, the Indemnified Party may participate in such defense at the Indemnified Party’s expense.

(iii) The Indemnifying Party cannot consent to entry of a judgment, or enter into a settlement, without the Indemnified Party’s prior written consent, unless the judgment or settlement is only for monetary damages which the Indemnifying Party pays in full and the judgment or settlement includes an unconditional release in favor of the Indemnified Party with respect to the underlying claim and any related Litigation.

(iv) If the Indemnifying Party does not accept the defense of any matter as provided above, the Indemnified Party can defend against the claim, and any related Litigation, and may settle the claim, and any related Litigation, with the Indemnifying Party’s prior written consent (not to be unreasonably withheld or delayed).

(v) In the event the Indemnified Party shall in good faith determine that the conduct of the defense of any claim, and any related Litigation, subject to indemnification hereunder or any proposed settlement of any such claim, and any related Litigation, by the Indemnifying Party might reasonably be expected to materially impair the ability of Buyer, any Affiliate of Buyer, a Mutual Fund or an Affiliated Person of the Mutual Fund, or a Private Fund, to conduct its business in substantially the manner conducted but for such claim, the Indemnified Party shall have the right at all times to take over and assume control over the defense, settlement, or negotiations with respect to, or Litigation relating to, any such claim at the sole cost of the Indemnifying Party; provided, that if the Indemnified

Party does so take over and assume control, the Indemnified Party shall not settle such claim, or any related Litigation, without the Indemnifying Party’s prior written consent (not to be unreasonably withheld or delayed).

(vi) Each Party shall cooperate in defending any claim, or Litigation relating thereto, subject to this Section 7.3 and make its records relating to the defense available to the others (subject to the Parties entering into a mutually acceptable joint defense or similar agreement).

7.4. Limitation of Liability .

(a) Subject to paragraphs (b)-(d) below:

(i) unless such claim or series of related claims for which Buyer or the Selling Parties (as applicable) is otherwise entitled to indemnification pursuant to Section 7.1 or Section 7.2 (as applicable) equals or exceeds $5,000 (“Minimum Claim Amount”) (without limiting the forgoing, for the avoidance of doubt, it is understood that claims will be aggregated for purposes of the Minimum Claim Amount if multiple claims arise from the same cause), the Selling Parties or Buyer (as applicable) shall not be liable for any Losses with respect to any claim or series of related claims in the event that such Losses are less than $5,000 (it being understood that any such claims shall not be counted for purposes of the Deductible Amount);

(ii) except with respect to Buyer Dollar One Claims (Maximum Amount Capped) and Buyer Dollar One Claims (Subject to Purchase Price Cap), the Selling Parties shall not be required to indemnify Buyer hereunder with respect to claims for Losses under Section 7.1 unless the aggregate amount of Losses for which Buyer is otherwise entitled to indemnification pursuant to Section 7.1 equals or exceeds $1,500,000 (the “Deductible Amount”) (it being understood and agreed that the Deductible Amount is intended as a deductible, and the Selling Parties shall not be liable for any Losses less than the Deductible Amount for which Buyer is otherwise entitled to indemnification, except as specifically provided for in this Agreement); and

(iii) except with respect to Selling Party Dollar One Claims, Buyer shall not be required to indemnify the Selling Parties hereunder with respect to claims for Losses under Section 7.2 unless the aggregate amount of Losses for which the Selling Parties are otherwise entitled to indemnification pursuant to Section 7.2 equals or exceeds the Deductible Amount (it being understood and agreed that the Deductible Amount is intended as a deductible, and Buyer shall not be liable for any Losses less than the Deductible Amount for which the Selling Parties are otherwise entitled to indemnification, except as specifically provided for in this Agreement).

(b) Subject to paragraphs (c)-(d) below:

(i) except with respect to Buyer Dollar One Claims (Subject to Purchase Price Cap), (A) the aggregate Losses payable by the Selling Parties pursuant to Section 7.1 above with respect to all claims for indemnification shall not exceed an amount equal to the sum of $30,000,000 plus 19% of the Contingent Payments actually paid (“Maximum Amount”) and (B) the aggregate Losses payable by each Selling Party pursuant to Section 7.1 above with respect to all claims for indemnification shall not exceed an amount equal to the Maximum Amount multiplied by such Selling Party’s Pro Rata Share;

(ii) except with respect to Losses resulting from, relating to or arising out of fraud, or any Tax Claim, (A) the aggregate Losses payable by the Selling Parties pursuant to Section 7.1 above with respect to all Buyer Dollar One Claims (Subject to Purchase Price Cap), together with other Losses payable by the Selling Parties pursuant to Section 7.1 above, shall not exceed the aggregate Purchase Price paid at the time the Buyer Dollar One Claim (Subject to Purchase Price Cap) is asserted (“Purchase Price Cap”) and (B) the aggregate Losses payable by each Selling Party pursuant to Section 7.1 above with respect to all claims for indemnification shall not exceed an amount equal to the Purchase Price Cap multiplied by such Selling Party’s Pro Rata Share;

(iii) in the case of Losses resulting from, relating to or arising out of fraud or any Tax Claim with respect to the Company, the aggregate Losses payable by each Selling Party pursuant to Section 7.1 above with respect to claims for indemnification for such Losses shall not exceed an amount equal to such Losses multiplied by such Selling Party’s Pro Rata Share;

(iv) except with respect to Selling Party Dollar One Claims, the aggregate Losses payable by Buyer pursuant to Section 7.2 with respect to all claims for indemnification shall not exceed an amount equal to the Maximum Amount; and

(v) except with respect to Losses resulting from, relating to or arising out of fraud, the aggregate Losses payable by Buyer pursuant to Section 7.2 with respect to all Selling Party Dollar One Claims, together with other Losses payable by Buyer pursuant to Section 7.2 above, shall not exceed the Purchase Price Cap.

(c) All representations, warranties and covenants of the Parties shall survive the Closing as follows:

(i) The representations and warranties of the Parties, claims based on breach or non-fulfillment of covenants to be performed by a Party prior to the Closing, Buyer Dollar One Claims (Maximum Amount Capped), any Violation of Law Claim and any Litigation Claim shall survive the Closing and continue in full force and effect until the 18 month anniversary of the Closing Date (“Survival Period Cut-Off Date”), except, in each case, as provided below in this

Section 7.4(c). Absent an exception below, claims for Losses under Section 7.1(i) or Section 7.2(i), claims based on breach or non-fulfillment of covenants to be performed by a Party prior to the Closing, Buyer Dollar One Claims (Maximum Amount Capped), any Violation of Law Claim, or any Litigation Claim must be asserted by giving notice of such claims on or before the Survival Period Cut-Off Date.

(ii) Any Tax Claim and any ERISA Matters Claim shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations period. Any Tax Claim or ERISA Matters Claim must be asserted by giving notice of such claims on or before the date on which the applicable statute of limitations period expires.

(iii) The representations and warranties contained in Sections 3.1.1(a) and (b) (organization; authority), 3.1.2 (LLC interests), 3.1.4(a) (no conflicts with organizational documents), 3.1.5 (ownership of Company assets), 3.2.1(a) and (b) (organization; authority), 3.2.2 (equity interests), 3.2.3(a) (no conflicts with organizational documents), 3.3.1(a) and (b) (organization; authority), 3.3.2 (equity interests), 3.4.1(a) (no conflicts with organizational documents), 3.4.1(a) and (b) (organization; authority), and 3.4.2 (no conflicts with organizational documents) shall survive the Closing and continue in full force and effect indefinitely. A claim for a breach of Section 4.5.2 also shall survive the Closing indefinitely. Claims for Losses under Section 7.1(i) or 7.2(i) based on the representations and warranties set forth in this Section 7.4(c)(iii), or under Section 7.1(ii) for a breach of Section 4.5.2, can be asserted by giving notice of such claims at any time.

(iv) A claim or action resulting from, relating to or arising out of any breach of Section 4.5.3 (restrictive covenants) shall survive the Closing for the Applicable Non-Compete Period, and for a further period equal to the longer of (1) the applicable statute of limitations period, or (2) the period expiring on the date that is 18 months after the date on which the Applicable Non-Compete Period ends (taking into account the effect of Section 4.5.6, as applicable). Claims for a breach of Section 4.5.3 (restrictive covenants) must be asserted by giving notice of such claims on or before the last to occur of: (1) the date on which the applicable statute of limitations period expires, or (2) the date that is 18 months after the date on which the Applicable Non-Compete Period ends (taking into account the effect of Section 4.5.6, as applicable).

(v) Except for a claim based on fraud, and unless a different survival period is provided for in this Section 7.4(c), a claim for Losses under Sections 7.1(ii) (other than claims based on a breach or non-fulfillment of a covenant to be performed by a Party prior to Closing), 7.1(iii) (but only for an Indemnifiable Liability based on a willful breach by any Selling Party, or by Company or VAM Sub, of any covenant or other obligation contained in this Agreement) or 7.1(iv), or Sections 7.2(ii) (other than claims based on a breach or non-fulfillment of a covenant to be performed by a Party prior to Closing) or 7.2(iii), shall survive the Closing for the longer of (1) the applicable statute of limitations period, or (2) the period expiring on the date that is the Survival Period Cut-Off Date. Any such claims must be asserted by giving notice of such claims on or before the last to occur of: (1) the date on which the applicable statute of limitations period expires, or (2) the date that is the Survival Period Cut-Off Date.

(vi) Claims for fraud survive the Closing indefinitely, and may be asserted by giving notice of such claims at any time.

(d) The amount of any Losses for which indemnification is provided for under this Article VII shall be net of (i) any amounts recovered by Buyer or its Affiliates, or the Selling Parties or their Affiliates, for the same Losses for which indemnification is available under Article VII as a result of any indemnification by any third party (provided that nothing shall require Buyer or its Affiliates, or the Selling Parties or their Affiliates, to pursue any indemnity against any third party prior to, upon or after seeking indemnification under this Agreement), and (ii) any net Tax benefit actually realized by Buyer or its Affiliates, or the Selling Parties or their Affiliates, from the incurrence or payment of any such Losses. In computing the amount of any such Tax benefits, Buyer and its Affiliates, and the Selling Parties and their Affiliates, shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any items arising from the receipt or accrual of any indemnity payment hereunder or the incurrence or payment of any indemnified Losses for which indemnification is provided under this Article VII. For purposes of this Agreement, Buyer and any of its Affiliates, and the Selling Parties and their Affiliates, shall be deemed to have “actually realized” a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by Buyer or such Affiliate, or the Selling Parties or their Affiliates, is reduced below the amount of Taxes that Buyer or such Affiliate, or the Selling Parties or their Affiliates, would have been required to pay but for the receipt or accrual of the indemnity payment or the incurrence or payment of such Losses for which indemnification is provided under this Article VII. If any amounts contemplated in this Section 7.4(d) are received by Buyer after payment by any Selling Party, or by any Selling Party after payment by Buyer, of any amount otherwise required to be paid to Buyer or the Selling Parties pursuant to this Article VII, Buyer shall repay to such Selling Party(ies), and the Selling Party(ies) shall repay to Buyer, promptly after receipt of such amounts, the amount that such Selling Party(ies), or Buyer, would not have had to pay pursuant to this Article VII had such amounts been received by Buyer prior to such Selling Party’s payment under this Article VII or by the Selling Party(ies) prior to Buyer’s payment under this Article VII, as the case may be.

(e) Any indemnification payments made pursuant to this Article VII shall be treated by all Parties as an adjustment to the final aggregate Purchase Price paid hereunder for federal, state and local income tax purposes.

7.5. Subrogation. If an Indemnified Party recovers any amount under this Article VII in respect of Losses, the Indemnifying Party or Parties shall be subrogated, to the extent of this recovery, to the Indemnified Party’s rights against any third party with respect to such Losses.

7.6. Set-Off; Remedies; Profits Interest Members.

(a) In addition to any other remedy that Buyer may have under this Agreement or otherwise, the Selling Parties agree that Buyer shall have the express right (but not obligation), with prior notice to the Selling Parties, to set-off against, and to appropriate and apply, any Contingent Payment that Buyer may have an obligation to pay to the Selling Parties under this Agreement to satisfy (in whole or in part) any indemnification obligation of the Selling Parties under Section 7.1.

(b) Anything to the contrary notwithstanding, no Profits Interest Member shall be obligated to pay the Pro Rata Share of any payment for claims under Section 7.1 allocable to such Profits Interest Units unless and until a Put/Call Closing has occurred with respect to such Profits Interest Units (it being understood that (i) any such payments allocable to such Profits Interest Units prior to a Put/Call Closing shall be satisfied at any Put/Call Closing held with respect thereto in accordance with the definition of Profits Interest Purchase Price and (ii) to the extent that such payments cause the formula within the definition of “Profits Interest Put Price” to yield a negative number, the Profits Interest Member in question shall reimburse Buyer for such negative amount at the Put/Call Closing.

7.7. Expiration of Representations and Warranties; Scope of Liability.

(a) Each of the representations and warranties of the Selling Parties and Buyer contained in this Agreement shall irrevocably expire on the last day on which any action or claim for breach of such representation or warranty may be brought or asserted pursuant to Section 7.4 above (the “Expiration Date”).

(b) Buyer and the Selling Parties each acknowledge and agree that, except in the case of fraud or willful breach, or as provided in Section 2.6(f), Section 4.5.8 or Section 7.6(a) above, their sole remedy against Buyer (in the case of the Selling Parties) and the Selling Parties (in the case of Buyer) for any matter arising out of the transactions contemplated by this Agreement is set forth in Section 7.1 (in the case of Buyer) and Section 7.2 (in the case of the Selling Parties), and that, except to the extent Buyer or the Selling Parties (as applicable) have asserted a claim for indemnification prior to the applicable Expiration Date, Buyer or the Selling Parties (as applicable) shall have no remedy against any of the Selling Parties (in the case of Buyer) or Buyer (in the case of the Selling Parties) for any breach of a representation or warranty made by any of them or by Company or VAM Sub in this Agreement.

(c) The Selling Parties and Buyer agree that the purpose of this Section 7.7 is to expressly provide that, except in the case of fraud or willful breach, or the remedy contemplated in Section 2.6(f), Section 4.5.8 or Section 7.6(a), the Selling Parties and Buyer (as applicable) are to have no Liability whatsoever to Buyer (in the case of the Selling Parties) or to the Selling Parties (in the case of Buyer), except as set forth in Section 7.1 (in the case of the Selling Parties having Liability to Buyer) or Section 7.2 (in the case of Buyer having Liability to the Selling Parties), and accordingly agree that this Section 7.7 is to be construed broadly. Buyer and the Selling Parties each acknowledge that this Section 7.7 has been negotiated fully by Buyer and the Selling Parties and that neither the Selling Parties nor Buyer would have entered into this Agreement but for the inclusion of this Section 7.7.

ARTICLE VIII

MISCELLANEOUS

8.1. Fees and Expenses

(a) Except as provided in paragraph (c) below or in any other provision of this Agreement, the Selling Parties shall bear all expenses, costs and fees incurred by the Selling Parties or, up to the Closing, Company and VAM Sub in connection with the Transactions, including, without limitation, (i) all attorneys’, brokers’ and auditors’ fees incurred by the Selling Parties, and, up to the Closing, Company and VAM Sub, (ii) all expenses incurred by the Selling Parties, and, up to the Closing, Company and VAM Sub in connection with the filings and submissions, and obtaining the Governmental Approvals and Consents, referred to in Section 4.1.2, Section 4.1.5 and Section 4.2.2 and (iii) all expenses incurred by the Selling Parties, and, up to the Closing, Company and VAM Sub in connection with preparing, executing and delivering this Agreement and complying with it, whether or not the Transactions are consummated.

(b) Except as provided in paragraph (c) below or in any other provision of this Agreement, Buyer shall bear all expenses, costs and fees incurred by Buyer in connection with the Transactions, including, without limitation, (i) all attorneys’, brokers’ and auditors’ fees incurred by Buyer, (ii) all expenses incurred by Buyer in connection with the filings and submissions, and obtaining the Governmental Approvals, referred to in Section 4.3.1 and (iii) all expenses incurred by Buyer in connection with preparing, executing and delivering this Agreement and complying with it, whether or not the Transactions are consummated.

(c) Notwithstanding paragraphs (a) and (b) above, all filing fees payable by Buyer, Company and the Selling Parties in connection with the required filing under the HSR Act of the Notification and Report Form with the Antitrust Division and the FTC shall be split evenly among Buyer and the Selling Parties.

8.2. Notices.

(a) All notices, requests, demands and other communications made in connection with this Agreement shall be in writing and shall be (x) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, (y) transmitted by hand delivery or nationally recognized overnight courier, or (z) sent by facsimile, addressed as follows:

if to Buyer:

Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

Attn: Chief Financial Officer

with copies to:

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, PA 15219-1886

Attn: George F. Magera, Esq.

if to the Sellers’ Representative:

Value Asset Management, LLC

814 Hollow Tree Ridge Road

Darien, CT 06802

Attention: David A. Minella, President

Fax: (203) 352-2988

with copies to:

Floyd I. Wittlin, Esq.

Bingham McCutchen LLP

399 Park Avenue

New York, NY 10022

Fax: 212-752-5378

if to Company:

MDTA LLC

125 Cambridge Park Drive

Cambridge, Massachusetts 02146

Attention: Gordon J. Ceresino

Fax: (617) 234-2210

with copies to:

Floyd I. Wittlin, Esq.

Bingham McCutchen LLP

399 Park Avenue

New York, NY 10022

Fax: 212-752-5378

Value Asset Management, LLC

814 Hollow Tree Ridge Road

Darien, CT 06802

Attention: David A. Minella, President

Fax: (203) 352-2988

or, in each case, such other address as may be specified in writing to the Party giving notice in accordance with this Section 8.2.

(b) All such notices, requests, demands and other communications shall be deemed to have been received:

(i) if mailed by first-class, registered or certified mail, return receipt requested, postage prepaid: on the fifth Business Day after mailing;

(ii) if transmitted by hand delivery: on the day delivered;

(iii) if sent prepaid by a nationally recognized overnight delivery service: on the first Business Day after mailing; and

(iv) if sent by facsimile and the transmitting Party receives a transmission receipt dated the day of transmission in the recipient’s jurisdiction: on the day of transmission.

8.3. Headings and Section, Schedule and Exhibit References. The headings in this Agreement are for convenience only and do not affect the Agreement’s meaning or interpretation. Unless otherwise specified, references to a Section, Schedule or Exhibit in this Agreement are references to a Section of, or Schedule or Exhibit to, this Agreement.

8.4. Entire Agreement. This Agreement, together with the other documents executed by one or more Parties and delivered to another Party in connection with this Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. Notwithstanding the foregoing, the mutual Confidentiality Agreement between the Parties effective as of November 9, 2005, shall remain in full force and effect in accordance with its terms.

8.5. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

8.6. Governing Law. This Agreement shall be governed in all respects (including as to validity, interpretation and effect) by the internal laws of the State of New York, without giving effect to its conflict of laws rules to the extent those rules are not mandatorily applicable by statute and would require or permit the application of another jurisdiction’s laws.

8.7. Binding Effect. This Agreement shall be binding on and inure to the benefit of the Parties and their heirs, personal representatives, successors and permitted assigns.

8.8. No Third-Party Beneficiaries. Except as provided in Section 6.2 (with respect to the limitation of liability on termination of this Agreement) and in Article VII (with respect to indemnification), nothing in this Agreement confers any rights on any Person except the Parties and their heirs, personal representatives, successors and permitted assigns.

8.9. Amendment; Waivers.

(a) Amendments, modifications and discharges of this Agreement, and waivers under it, are only valid and binding if in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought.

(b) Waivers waive only the specific matter described in the writing and do not impair the rights of the Party granting the waiver in other respects or at other times. A Party’s waiver of a breach of a provision of this Agreement will not constitute a waiver of a similar breach. No failure by any Party to enforce any right or provision under this Agreement, or take any action with regards to any breach of this Agreement or default by the other Parties to this Agreement, shall constitute a waiver of such Party’s right to enforce any provision of or right under this Agreement or to take action with regard to a breach or default or any subsequent breach or default by the other Parties.

8.10. Severability. If any provision of this Agreement is inoperative or unenforceable for any reason, this shall not render the provision inoperative or unenforceable in any other case, circumstance or jurisdiction, or render any other provision invalid, inoperative, or unenforceable, so long as this Agreement, taken as a whole, still expresses the Parties’ material intent. The invalidity of any one or more phrases, sentences, clauses, Sections or Subsections of this Agreement shall not affect the remaining parts of this Agreement or the validity of that phrase, sentence, clause, Section or Subsection in any other jurisdiction.

8.11. Tax Matters. Buyer and the Selling Parties acknowledge that the purchase of the Purchased LLC Interests at the Closing represents a purchase of 50% or more of the total interests in the Company’s capital from the Initial Selling Members and thus shall terminate Company for U.S. federal income tax purposes under Section 708 of the Code, and Buyer and the Selling Parties will (and will cause Company to) report the Transactions on all relevant Tax Returns in a manner consistent with such treatment. All items of income, gain, loss, deduction and credit of Company shall be apportioned for federal, State and local Tax purposes on the basis of an interim closing of the books as of the Closing. Buyer and the Selling Parties will, and will cause their respective Affiliates (including Company) to, prepare all relevant Tax Returns in a manner consistent with this Section 8.11, and will not, and will not permit their respective Affiliates (including Company) to, maintain any Tax position in connection with a government audit or other dispute or inquiry with respect to Taxes that is inconsistent with this Section 8.11.

8.12. Sellers’ Representative. The Selling Parties hereby appoint VAM (the “Sellers’ Representative”) as attorney-in-fact, authorizing it to act on their behalf to supervise the Closing, to execute and deliver any instruments of transfer or other documents required of Selling Parties and receive documents required of Buyer at the Closing, to give and receive notices for the Selling Parties pursuant to Section 8.2 above, to receive and distribute the Purchase Price payable hereunder, to take any other action required or permitted by this Agreement (other than with respect to actions required or permitted under Section 2.6, except as provided therein), and to administer all other matters related to this Agreement, as contemplated by this Agreement. The Selling Parties hereby confirm all actions that the Sellers’ Representative shall do or cause to be done by virtue of its appointment as the Sellers’ Representative of the Selling Parties. The Sellers’ Representative shall act for the Selling Parties on all of the matters set forth in this

Agreement in the manner the Sellers’ Representative believes to be in the best interest of the Selling Parties and consistent with the obligations under this Agreement, but the Sellers’ Representative shall not be responsible to the Selling Parties for any Losses the Selling Parties may suffer by the performance of its duties under this Agreement, other than Losses arising from the willful misconduct or gross negligence in the performance of its duties under this Agreement. The Selling Parties agree jointly and severally to indemnify, defend and hold harmless the Sellers’ Representative and its officers, directors, members, employees and representatives from and against any and all Losses that may be incurred by any of them arising out of or in connection with its appointment as Sellers’ Representative under this Agreement (except such as may result from the Sellers’ Representative’s willful misconduct or gross negligence in the performance of its duties under this Agreement), including the legal costs of defending itself against any claim or Liability in connection with its performance under this Agreement and all other documents and agreements executed and delivered by the Sellers’ Representative in connection with this Agreement. The Sellers’ Representative, each Selling Party and Buyer expressly acknowledge that the Sellers’ Representative shall have no authority or responsibility to act on behalf of any Selling Party in connection with any claim, action or proceeding initiated against such Selling Party pursuant to a breach by such Selling Party of such Selling Party’s individual representations, warranties or covenants hereunder.

8.13. Limitation on Damages. Notwithstanding any provision of this Agreement, no Party shall be liable for any consequential damages, including loss of revenue, income or profits, loss in value of assets or securities, punitive, speculative, treble, remote, special or indirect damages, or loss of business reputation or opportunity relating to the breach of this Agreement, including, for any claim based upon any multiplier of Company’s earnings before interest, tax, depreciation or amortization, or any similar valuation metric.

8.14. Assignment; Successors. Except as contemplated herein, without the prior written consent of the other Parties hereto, no Party to this Agreement may assign or delegate (by operation of law or otherwise) this Agreement, or any of its, his or her rights, interests, duties or obligations under this Agreement, to any other Person. Notwithstanding the foregoing, Buyer may assign or delegate (by operation of law or otherwise) this Agreement, and its rights, interests, duties or obligations under this Agreement, to an Affiliate of Buyer; provided that any such assignment or delegation shall not relieve Buyer of its obligations and responsibilities under this Agreement unless the other Parties otherwise agree in writing. Except as specifically provided in this Agreement, no change in ownership of any Party shall affect a Party’s rights, interests, duties or obligations under this Agreement.

ARTICLE IX

DEFINITIONS

9.1. Definition of Certain Terms. The terms defined in this Section 9.1 have the defined meanings indicated below in this Agreement.

Accounting Firm: a firm of certified public accountants of national standing.

Acquisition Proposal: defined in Section 4.1.4(a).

Adverse Claims has the meaning set forth in Section 8-102(a)(1) of the Uniform Commercial Code of the State of New York.

Advised Mutual Fund: A Mutual Fund that is advised, rather than subadvised, by Company.

Advisers Act: the Investment Advisers Act of 1940, as amended from time to time, and the rules and regulations of the SEC promulgated under it.

Affiliate: of a Person means a Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, the first Person, including a Subsidiary of the first Person, a Person of which the first Person is a Subsidiary, or another Subsidiary of a Person of which the first Person is also a Subsidiary, except that no Mutual Fund is an Affiliate of Company. “Control” (and “controlled by” and “under common control with”) means possessing, directly or indirectly, the power to direct or cause the direction of a Person’s management or policies, through owning voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

Affiliated Person: with respect to any Person, an “affiliated person” of such Person as such term is defined in Section 2(a)(3) of the Investment Company Act.

Agreement: this Sale, Purchase and Put/Call Agreement, including its Schedules and Exhibits (which by this reference are incorporated into and made part of this Agreement), as amended.

Anniversary Date: the First Anniversary Date, the Second Anniversary Date or the Third Anniversary Date, as applicable.

Anniversary Revenues: with respect to an applicable Anniversary Year, the Net Investment Advisory Revenue for the Anniversary Year.

Anniversary Year: as applicable, (i) the year beginning on the day after the Closing Date and ending on the First Anniversary Date, (ii) the year beginning on the day after the First Anniversary Date and ending on the Second Anniversary Date, or (iii) the year beginning on the day after the Second Anniversary Date and ending on the Third Anniversary Date.

Antitrust Division: defined in Section 4.1.3.

Applicable Law: all provisions applying to a Person or its property of:

(i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, decisions, releases, interpretations, codes or orders of a Governmental Authority (including the SEC) having jurisdiction over the Person;

(ii) Governmental Approvals;

(iii) orders, decisions, injunctions, judgments, stipulations, awards and decrees of or agreements with a Governmental Authority having jurisdiction over the Person; and

(iv) Applicable Securities Law.

Applicable Non-Compete Period: means:

(a) With respect to the covenants contained in Sections 4.5.3(a)(iii) and 4.5.3(b); a period of six years from and after the Closing Date for all Non-Compete Parties other than Gordon Ceresino;

(b) With respect to the covenants contained in Sections 4.5.3(a)(i), (ii), (iv) and (v), for all Non-Compete Parties other than Gordon Ceresino, a period beginning on the Closing Date and ending on the date which is two years after the date on which the last Contingent Payment that may become due pursuant to Section 2.2 is paid (or would have been paid but for (i) a dispute with respect to the amount of any Contingent Payment to Section 2.4(c) or (ii) Buyer’s exercise of its set-off rights in Section 7.6(a)); and

(c) With respect to Gordon Ceresino, the Applicable Non-Compete Period shall mean:

(i) With respect to the covenants contained in Sections 4.5.3(a)(i), (ii), (iii), (iv), and (v) a period of three years from and after the Closing Date; and

(ii) With respect to the covenants contained in Sections 4.5.3(b), a period of six years from and after the Closing Date.

Applicable Rate: means the applicable rate of return earned on the Institutional Share Class of the Federated Prime Value Obligations Fund.

Applicable Securities Law: the Advisers Act, the Investment Company Act, the Exchange Act, the Securities Act, ERISA, applicable state blue sky laws and securities regulations and the other Applicable Laws relating to securities, commodities, broker-dealers, investment companies, investment advisers or employee benefits.

Associated Person: of a Person means:

(i) his or her Affiliate;

(ii) his or her immediate family member;

(iii) an Affiliate of his or her immediate family member; and

(iv) a trust which is solely or primarily for the benefit of that Person or his or her Associated Persons.

AUM: at any time, assets of any Client that at such time are under management by Company, as adviser or sub advisor, and with respect to which Company is entitled to receive investment management and/or investment advisory fees (including subadvisory fees).

Base Date: as defined in Section 3.1.16(a).

Benefit Transition Date: defined in Section 4.3.1(d)(ii).

Business: defined in the recitals of this Agreement, and includes the Company Products.

Business Day: any day (other than Saturday or Sunday) on which the New York Stock Exchange is open for business.

Buyer: defined in the first paragraph of this Agreement.

Buyer Change of Control: (A) the acquisition by any entity, person, or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of 25% or more of the outstanding capital stock of Buyer entitled to vote for the election of directors (“Voting Shares”); or (B) the merger or consolidation of Buyer with one or more other corporations as a result of which the holders of the outstanding Voting Shares of Buyer immediately before the merger or consolidation hold less than 75% of the Voting Shares of the surviving or resulting corporation.

Buyer Dollar One Claims (Maximum Amount Capped): any action or claim for Losses brought or asserted resulting from, relating to or arising out of (i) an Indemnifiable Liability for monetary fines or penalties payable to a Governmental Authority, or (ii) an Indemnifiable Liability involving or associated with (A) allegations by an Employee or former Employee of Company of sex, age, race, religious, ethnic, sexual orientation, gender, body form, disability, pregnancy or other discrimination, (B) any Employee dismissal, or (C) a dispute with an Employee or former Employee of Company regarding compensation.

Buyer Dollar One Claims (Subject to Purchase Price Cap): any action or claim for Losses brought or asserted resulting from, relating to or arising out of:

(i) any Indemnifiable Liability (including Tax Claims, ERISA Matter Claims, fraud and willful breach), except to the extent the Indemnifiable Liability is included in Buyer Dollar One Claims (Maximum Amount Capped);

(ii) any breach by any Selling Party of any covenant or other obligation to bear transaction costs and expenses contained in this Agreement; or

(iii) any breach of the representations and warranties in Sections 3.1.1(a) and (b) (organization; authority), 3.1.2 (LLC interests), 3.1.4(a) (no conflicts with organizational documents), 3.1.5 (ownership of Company assets), 3.2.1(a) and (b) (organization; authority), 3.2.2 (equity interests), 3.2.3(a) (no conflicts with organizational documents), 3.3.1(a) and (b) (organization; authority), 3.3.2 (equity interests), or 3.3.3 (no conflicts with organizational documents).

Buyer Indemnitees: defined in Section 7.1.

Buyer Material Adverse Effect: any change, effect, circumstance, development, event, occurrence or state of facts that, individually or in the aggregate, (a) is or could reasonably be expected to be materially adverse to the business, properties or assets of Buyer and its Subsidiaries, taken as a whole, or (b) that does or could reasonably be expected to materially impair the ability of Buyer to perform its obligations hereunder. However, a “Buyer Material Adverse Effect” does not include a change, effect, circumstance, development, event, occurrence or state of facts caused by a change in:

(i) economic conditions affecting the United States economy as a whole, or

(ii) the general financial market conditions in the United States (including changes in interest rates or prices of securities generally), or

(iii) Applicable Law which change is applicable generally to investment advisers registered under the Advisers Act,

in each case, which affects companies in the same sector in a similar fashion and does not affect Buyer, its business and its Subsidiaries, taken as a whole, disproportionately compared with such other companies.

Buyer Plans: defined in Section 4.3.1(d)(i).

Buyer’s Knowledge: the actual knowledge, after commercially reasonable inquiry, of Buyer.

Call Notice: defined in Section 2.6.

Call Period: defined in Section 2.6.

CambridgePark: CambridgePark Employee LLC, a Delaware limited liability company.

Certificate of Indebtedness: defined in Section 5.2.8.

CFA Institute Guidelines: any guideline, code of ethics, rule or other standard sponsored or promulgated by the CFA Institute (formerly the Association of Investment Management and Research (AIMR), including the Global Investment Performance Standards, and any amendments or changes thereto.

Clawback Payment: an amount that is equal to the product of (A) the Closing Date Amount, multiplied by (B) the fraction of (i) the aggregate Mutual Fund Starting Revenues for each Mutual Fund for which required approval of the shareholders of such Mutual Fund to the interim contract contemplated in Section 4.1.5 or a Fund Reorganization is not obtained (as applicable) within 150 days after the Closing Date, divided by (ii) $27,762,000.

Clients: Company’s investment management, advisory or subadvisory clients (including the Mutual Funds, the Private Funds, SMA Account clients, the ERISA Clients and other

Company Products). Without limiting the foregoing, “Client” shall also include wrap program sponsors and any other Person considered to be a “client” of Company as that term is defined in the Advisers Act.

Client Consents: defined in Section 5.1.3.

Closing: defined in Section 1.2.

Closing Date: defined in Section 1.2.

Closing Date Amount: defined in Section 2.2(a).

Closing Run-Rate Revenues: means the gross investment advisory fee revenue (including performance fees) with respect to the AUM of the Consenting Clients as of the date that is three Business Days prior to the Closing Date, multiplied by the applicable fee schedule in effect (taking into account any applicable Company fee or Mutual Fund expense waivers) for such Client as of such date, all as calculated in good faith and delivered by the Sellers’ Representative in a statement (together with reasonable supporting calculations) to Buyer at least two Business Days prior to the Closing, and as mutually agreed upon between Buyer and Sellers’ Representative after Buyer has had an opportunity to review such statement and supporting calculations, as well as any additional information Buyer may request from the Selling Parties, Company or VAM Sub in connection with its review.

Code: the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations of the IRS promulgated thereunder.

Company: defined in the first paragraph of this Agreement.

Company 401(k) Plan: defined in Section 4.1.2(d).

Company Indemnitees: defined in Section 7.2.

Company Material Adverse Effect: any change, effect, circumstance, development, event, occurrence or state of facts that, individually or in the aggregate, (a) is or could reasonably be expected to be, materially adverse to the Business or Company, or its properties or assets or (b) that does or could reasonably be expected to materially impair the ability of Company or any Selling Party to perform its obligations hereunder. However, a “Company Material Adverse Effect” does not include a change, effect, circumstance, development, event, occurrence or state of facts caused by a change in:

(i) economic conditions affecting the United States economy as a whole, or

(ii) the general financial market conditions in the United States (including changes in interest rates or prices of securities generally), or

(iii) Applicable Law which change is applicable generally to investment advisers registered under the Advisers Act,

in each case, which affects companies in the same sector in a similar fashion and does not affect Company or the Business, taken as a whole, disproportionately compared with such other companies.

Company Products: the SMA Accounts, Mutual Funds and Other Pooled Investment Vehicles to which Company provides investment advisory or sub-advisory services, as of an applicable determination date.

Company Real Property: defined in Section 3.1.25.

Company’s Knowledge: the actual knowledge, after commercially reasonable inquiry, of David Minella, Schorr Berman, Gordon Ceresino, David Goldsmith, Kenneth Revis, John Duane, and John Sherman.

Company’s Regulatory Filings: defined in Section 3.1.15(b).

Competing Business: defined in Section 4.5.3(a)(iv).

Confidential Information: defined in Section 4.5.1.

Consent: any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, a Person, including any Governmental Authority (which, with respect to Investment Advisory Contracts other than Investment Advisory Contracts with Mutual Funds or Subadvisory Contracts, shall be solicited and obtained in accordance with Sections 4.1.5(b) and 5.2.9, and, with respect to Investment Advisory Contracts with Mutual Funds and Subadvisory Contracts, shall be deemed to be obtained on the approval of a new Investment Advisory Contract or Subadvisory Contract, as the case may be, in accordance with Section 4.1.5(a) and 5.2.9).

Consenting Client: Clients from which Company has received Consent (or is deemed to have received Consent) to the Transactions in accordance with Section 4.1.5 (including Implied Consent Clients and new Clients of Company between the date of this Agreement and the Closing Date which have granted their Consent in accordance with Section 4.1.5 or which signed an Investment Advisory Contract containing the required Consent) which Consent has not been withdrawn or modified as of the Closing Date.

Contingent Payment: as applicable, the First Anniversary Payment, the Second Anniversary Payment or the Third Anniversary Payment.

Contracts: defined in Section 3.1.13.

Covered Persons: defined in Section 4.3.4.

Current Assets: current assets of Company determined in accordance with GAAP.

Current Liabilities: accounts payable and accrued expenses of Company determined in accordance with GAAP, including, without limitation, the following items: (i) net (after sub-

lease revenues) total future costs and expenses, until lease termination, of One Sansom Street lease, (ii) net total future costs and expenses, until lease termination, of 44 Montgomery Street lease, (iii) total future cost of various employment (Schorr Berman) and severance (Henry B.D. Smith, David S. Post, Leslie Rosine, Susan Foley and Robert Hoover) arrangements, and (iv) any costs and expenses associated with negotiating, executing or performing (pre-Closing) under this Agreement or otherwise with the Transactions (including legal and accounting fees and expenses as well as the fees and expenses of Putnam Lovell NBF).

Deductible Amount: defined in Section 7.4(a)(ii).

Default Rate: a rate per annum equal to the prime rate of interest (as published in the New York City version of The Wall Street Journal) in effect from time to time, with any changes in such prime rate being effective on the date of publication thereof in the New York City version of The Wall Street Journal), plus 2%, compounded quarterly, which rate shall increase by 2% for each complete 90 day period that the payment in question, or any portion thereof, remains overdue, provided that in no event shall such rate exceed the maximum rate permitted by law.

Designated Accounting Firm: defined in Section 2.4(d)(i).

Designated Committee: a committee consisting of each of Gordon Ceresino, Kenneth Revis and David Goldsmith, for as long as each such Person remains employed by Company. If at any time no such Person remains employed by Company, the Designated Committee shall consist of the Sellers’ Representative. An affirmative decision of the Designated Committee may be made only by the written approval of at least two (2) of its Members or, if applicable, the sole member.

Designated Field: defined in Section 4.5.3(a).

D&O Insurance: defined in Section 4.3.4.

DOL: the United States Department of Labor.

Employee: an employee or consultant.

Employment Agreement: the employment agreement between Company, on the one hand, and David Goldsmith, Gordon Ceresino and Kenneth Revis, on the other hand, entered into on or before the date of this Agreement substantially in the form of Exhibit I.

Environmental Law: an Applicable Law regulating or relating to human health or safety or the protection of natural resources or the environment (including Applicable Laws relating to pollution, contamination or the handling, release or disposal of Hazardous Substances).

ERISA: the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations of the DOL and the IRS promulgated under it.

ERISA Client: defined in Section 3.1.8(b)(i).

ERISA Matter Claim: any action or claim for Losses resulting from, relating to or arising out of (a) a breach of Section 3.1.8 (ERISA matters), or (b) ERISA or any Plan resulting from, relating to or arising out of any action, inaction or event that occurred prior to the Closing.

Exchange Act: the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the SEC promulgated under it.

Existing LLC Agreement: the Fourth Amended and Restated Limited Liability Company Agreement of Company, dated December 29, 2005.

Federated Funds: any registered investment company (or series of a registered investment company), whether newly created or existing, that is advised, subadvised or distributed by Federated or an Affiliate of Federated (other than the Mutual Funds).

Federated Products: (a) a wrap fee account, separately managed account or other investment account advised or subadvised by Buyer or its Affiliates, and (b) any Federated Fund (other than the Federated Funds into which any Mutual Funds are reorganized pursuant to the Fund Reorganizations), and any other pooled investment vehicle, whether or not registered, (other than the Private Funds), with respect to which Buyer or its Affiliates serve as investment adviser, sub-adviser or distributor (a “Federated Product Fund”), and (c) any other wrap fee, separately managed account or other investment account, mutual fund, or other pooled investment vehicle, whether or not registered, which are acquired by Buyer or its Affiliates (or acquired by a Federated Product covered by clauses (a) or (b) above) in a strategic transaction (whether by reorganization, asset sale, stock sale, merger, consolidation, redemption and purchase transactions (other than ordinary course redemptions), or otherwise) (the accounts, funds and other vehicles described in clause (c) being “Acquired Products”).

Financial Statements: defined in Section 3.1.11(a).

First Anniversary Date: the date that is one year after the Closing Date.

First Anniversary Payment: an amount equal to the product of:

(i)	(A) an amount equal to the greater of:

(1)	zero, and

(2)	an amount equal to the lesser of:

(x)	$4,204,000, or

(y)	an amount equal to (I) Anniversary Revenues for the first Anniversary Year, minus (II) $27,596,000,

divided by

(B)	$4,204,000,

times

(ii)	$43,333,333.

FTC: defined in Section 4.1.3.

Fund Contracts: defined in Section 3.1.16(e).

Fund Reorganization Agreements: the Agreements and Plans of Reorganizations, which will be in a form substantially similar to Exhibit J attached hereto and mutually acceptable to the board of the Mutual Funds (other than any Mutual Fund only subadvised by Company (rather than advised)), Buyer, and the board of the Federated Funds, and pursuant to which the Fund Reorganizations will be effected.

Fund Reorganizations: (a) the reorganizations of the Mutual Funds (other than any Mutual Fund only subadvised by Company (rather than advised)) into newly created or existing Federated Funds within 150 days after the Closing Date, together with (b) the replacement of certain of the service providers to such Mutual Funds as of the Closing Date.

GAAP: U.S. generally accepted accounting principles, consistently applied.

Governmental Approval: a Consent of, with or to a Governmental Authority (including the expiration of any waiting or other time period required to pass before governmental Consent or acquiescence may be assumed or relied on).

Governmental Authority: a nation or government, a state or other political subdivision of it, an entity, authority or other body exercising executive, legislative, judicial, regulatory or administrative functions of or relating to government (including a government authority, agency, department, board, commission or instrumentality of the United States or any State of the United States, or political subdivision thereof, or a tribunal), an arbitrator of competent jurisdiction or a self-regulatory organization (as such term is defined in the Exchange Act).

Hazardous Substances: means substances, materials, chemicals, compounds, products, pollutants or contaminants that:

(i) are or contain asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum-derived substances or wastes, radon gas or related materials;

(ii) require remedial action or preventative action (including performing studies, monitoring or testing) under an Environmental Law, or are defined, listed or identified as a “hazardous waste” or “hazardous substance” or words of similar import under an Environmental Law; or

(iii) are toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and are regulated by any Governmental Authority or Environmental Law.

HSR Act: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Implied Consent Client: defined in Section 4.1.5(b)(ii).

Indebtedness: indebtedness for borrowed money, amounts owing for asset acquisitions (except current trade payables incurred in the ordinary course of business consistent with past practice), guarantees of third parties’ obligations, obligations evidenced by a note, bond, debenture, letter of credit, draft or similar instrument, and similar obligations.

Indemnifiable Liability: any Losses that any Buyer Indemnitee becomes subject to, or shall incur or suffer, resulting from, relating to or arising out of any action, inaction or event that occurred prior to the Closing: (i) which is a Tax Claim or an ERISA Matter Claim, (ii) for monetary fines or penalties payable to a Governmental Authority; (iii) any Liabilities resulting from, relating to or arising out of any action or claim involving or associated with allegations of sex, age, race, religious, ethnic, sexual orientation, gender, body form, disability, pregnancy or other discrimination, any Employee dismissal, or any dispute with an Employee or former Employee of Company compensation; (iv) constituting fraud by any Selling Party or by Company or VAM Sub and (v) constituting a willful breach by any Selling Party, or by Company or VAM Sub, of any covenant or other obligation contained in this Agreement.

Indemnified Party: defined in Section 7.3.

Indemnifying Party: defined in Section 7.3(i).

Intellectual Property:

(i) registered and unregistered United States and foreign trademarks, service marks, trade names, trade dress, copyrights, Internet domain names, web sites, email addresses, telephone numbers (including 800/888 or similar numbers) and similar rights (including registrations and applications to register, or renew the registration of, any of these);

(ii) United States and foreign letters patent and patent applications;

(iii) inventions, processes, designs, formulae, trade secrets, know-how, and confidential information;

(iv) computer software, data and documentation;

(v) other proprietary information or intellectual property rights;

(vi) all rights to sue for and remedies against past, present and future infringements of any of the above, and rights of priority and protection of interests in any of the above under Applicable Law;

(vii) tangible embodiments of any of the above (in any medium including electronic media); and

(viii) licenses of any of the above (whether as licensee or licensor).

Initial Selling Members: defined in the recitals to this Agreement.

Inventions: defined in Section 4.1.8(c).

Investment Advisory Contracts: defined in Section 3.1.13(i).

Investment Company Act: the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated under it.

IRS: the United States Internal Revenue Service or any successor.

Liability: any claim, debt, cost, expense, duty, loss, fine, demand, royalty, fee, deficiency, or obligation or other liability of any kind whatsoever, whether absolute, contingent, accrued, fixed, conditional, known or unknown, determined or determinable, due or to become due, or otherwise.

Lien: a mortgage, pledge, hypothecation, right of others, claim, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien, charge, restriction on transfer or assignment, or other restriction or limitation of any nature.

Litigation: any action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, audit, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, by or before any Governmental Authority.

Litigation Claim: any action or claim for Losses resulting from, relating to or arising out of (a) a breach of Sections 3.1.8 (Company litigation), 3.1.29(g) (fund litigation), 3.1.29(h)(ii) or (iii) (subadvised fund related litigation), 3.2.6 (Selling Party litigation), or 3.3.8 (VAM Sub litigation), or (b) any Litigation against Company, VAM Sub, any Selling Party or the Business resulting from, relating to or arising out of any action, inaction or event that occurred prior to the Closing that is not otherwise recoverable by Buyer under this Agreement.

LLC Documents: collectively, (i) the Existing LLC Agreement; (ii) the First Amended and Restated MDTA Member Vesting and Put-Call Agreement, dated as of December 29, 2005, among the CambridgePark, Company and the members of CambridgePark (as amended); (iii) the Amended and Restated Member Put-Call Agreement, dated as of February 6, 2002, among the certain Members of Company, VAM Sub and VAM Inc. (as amended on August 26, 2002, April 7, 2004 and as further amended from time to time in accordance with the terms thereof); (iv) Restructuring Agreement, dated as of February 6, 2002, among the certain Members of Company and certain other parties signatory thereto (as amended and in effect from time to time (including pursuant to Section 3.1.15 of the Existing LLC Agreement)); (v) the VAM LOC Documents; (vi) the Subscription Agreements, dated as of December 29, 2005, between Company and each of the Profits Interest Members; and (vii) the Separation Agreements.

LLC Interests: defined in the recitals of this Agreement.

Losses: defined in Section 7.1.

Maximum Amount: defined in Section 7.4(b)(i).

Mutual Fund: a registered investment company (or series of a registered investment company) advised or subadvised by Company.

Mutual Fund Starting Revenue: the revenue specified in Exhibit L for each Mutual Fund.

Net Investment Advisory Revenue: the gross investment advisory fee revenue (including performance fees) earned by Company during an Anniversary Year, less (i) advisory fee waivers on Company Products and other assets managed by Company (including Federated Products that Company advises or subadvises) during such Anniversary Year to the extent such fees are included in investment advisory fee revenue and are not repaid to Company (it being understood that any such amounts that are repaid in a subsequent Anniversary Year shall be deemed to be investment advisory fee revenue in such Anniversary Year), and (ii) reimbursements of expenses made by Company to any Mutual Fund or any Federated Fund (or any Acquired Product that is a registered investment company under the Investment Company Act) that Company advises or subadvises during such Anniversary Year that have not been paid back to Company (it being understood that any such amounts paid back in a subsequent Anniversary Year shall be deemed to be investment advisory fee revenue in such subsequent Anniversary Year); provided, however, that in no event shall any such reductions for waivers or reimbursements in any Anniversary Year with respect to any such Mutual Fund or any Federated Fund (or any Acquired Product that is a registered investment company under the Investment Company Act) exceed the gross investment advisory revenue earned by Company with respect to such Mutual Fund or Federated Fund (or Acquired Product that is a registered investment company under the Investment Company Act) during such Anniversary Year. In addition to the foregoing,:

(a) if (1) Buyer, or an Affiliate of Buyer, requests Company to become an investment adviser or sub-adviser to a Federated Product Fund, and the Designated Committee agrees in writing that Company may do so, or (2) a Federated Product Fund is merged, reorganized or otherwise consolidated (whether by asset sale, stock sale, consolidation, redemption and purchase transactions (other than ordinary course redemptions), or otherwise) into an Advised Mutual Fund with the written consent of the Designated Committee, then in each case the Net Investment Advisory Revenue earned by Company with respect to such Federated Product Fund or Advised Mutual Fund shall, subject to the last sentence of this definition, be reduced by:

(i) for purposes of calculating the First Anniversary Payment, the annualized gross investment advisory fee revenue earned by Buyer or its Affiliates (or, in the case of a Federated Product Fund that is an Acquired Product that Company advises or subadvises upon such Acquired Product’s acquisition, the predecessor investment adviser to such Acquired Product Fund) with respect to such Federated Product calculated as of the close of business on the date prior to the date on which Company first begins to advise or subadvise such Federated Product Fund, less (A) advisory fee waivers on such Federated Product Fund which were not repaid to Buyer or its Affiliates (or, in the case of a Federated

Product Fund that is an Acquired Product that Company advises or subadvises upon such Acquired Product’s acquisition, the predecessor investment adviser to such Acquired Product or its Affiliates), and (B) reimbursements of expenses made by Buyer or its Affiliates (or, in the case of a Federated Product Fund that is an Acquired Product that Company advises or subadvises upon such Acquired Product’s acquisition, the predecessor investment adviser to such Acquired Product or its Affiliates) to any such Federated Product Fund that is a registered investment company under the Investment Company Act that are not paid back to Company (collectively, the “Base Revenue Amount”);

(ii) for purposes of calculating the Second Anniversary Payment, the Base Revenue Amount multiplied by 85%; and

(iii) for purposes of calculating the Third Anniversary Payment, the Base Revenue Amount multiplied by 70%; and

(b) that “Net Investment Advisory Revenue” of Company shall be computed without deducting marketing, distribution or platform payments made by Buyer or its Affiliates (including Company) during the applicable Anniversary Year.

Notwithstanding the foregoing: (1) in no event will the amount of any reduction under subpart (a) of this definition with respect to any Federated Product Fund or Advised Mutual Fund exceed the gross investment advisory revenue earned by Company during such Anniversary Year in respect of such Federated Product Fund or Advised Mutual Fund; and (2) in no event shall any investment advisory fee revenue earned with respect to the MDT Short-Term Bond Fund be counted when determining Net Investment Advisory Fee Revenue.

Non-Compete Parties: VAM, Schorr Berman, David Goldsmith, Ken Revis, and Gordon Ceresino.

Optimum Q Process: See Schedule 9.

Original Members: the Parties identified as Original Members on Exhibit A hereto.

Other Pooled Investment Vehicle: a Private Fund or other pooled investment vehicle (other than a Mutual Fund or SMA Account) advised or subadvised by Company.

Party: a party to this Agreement, including the Selling Parties, Company, VAM Sub and Buyer.

Permitted Activities: (a) investment advisory services provided to members of a Non-Compete Party’s family (including trusts of which they are the sole beneficiaries) for which no advisory fee is paid; (b) acting as trustee for trusts, and providing investment advisory services to not-for-profit clients for which no advisory fee is paid; (c) charitable and non-profit endeavors and teaching positions and writing and publishing books and/or journal articles; and (d) attending conferences and participating in panel discussions on investment advisory services.

Permitted Liens: defined in Section 3.1.5.

Person: a natural person, firm, partnership, association, corporation, company, limited liability company, trust, business trust, Governmental Authority or other entity.

Plan: defined in Section 3.1.8(a)(i).

Plan Client: defined in Section 3.1.8(b)(i).

Policies: defined in Section 3.1.21(a).

Premature Termination: defined in Section 2.8(b).

Private Fund: a pooled investment vehicle, other than a Mutual Fund, of which Company is the general partner or managing member.

Private Fund Financial Statements: defined in Section 3.1.16(d).

Pro Rata Share: means:

(a) for purposes of the payment of the Closing Date Amount:

(i) with respect to CambridgePark, $44,000,000;

(ii) with respect to each Original Member (other than Susan Foley), in their capacities as such, $3,300,000;

(iii) with respect to Susan Foley, in her capacity as an Original Member, $2,145,000;

(iv) with respect to VAM, $44,835,000;

(v) with respect to each Profits Interest Member, in his capacity as such, $0.00

(b) for all other purposes:

(i) with respect to CambridgePark, 40%;

(ii) with respect to each Original Member (other than Susan Foley), in their capacities as such, 3%;

(iii) with respect to Susan Foley, in her capacity as an Original Member, 1.95%; and

(iv) with respect to VAM and each Profits Interest Member in their capacities as such, collectively, 49.05% (the separate interests in which shall be determined in accordance with the three immediately following sentences).

The Pro Rata Share of each Profits Interest Member (in his capacity as such) shall be the pro rata share of the Transaction Amount that would have been payable to such Profits Interest Member had such amount been distributed to the Members as “Net Proceeds” in accordance with

Section 4.3 of the Existing LLC Agreement. The Pro Rata Share of VAM, at any given time, shall be 49.05% minus the total Pro Rata Share then allocable to all of the Profits Interest Members (in their capacities as such) pursuant to the foregoing. With respect to any and all payments to be made under this Agreement to or from VAM or any Profits Interest Member based on VAM’s or such Profits Interest Member’s Pro Rata Share, the amount of such Pro Rata Share shall be determined by VAM in its reasonable discretion and in accordance with the provisions of the Existing LLC Agreement and Buyer may rely on such determination absent manifest error.

Profits Interest Member: the Parties identified as Profits Interest Members on Exhibit A hereto.

Profits Interest Purchase Price: means, for each Profits Interest Unit (or fraction thereof) (a) an amount equal to (i) $480,000 less (ii) the product of (A) the Pro Rata Share attributable to such Profits Interest Unit (or fraction thereof) and (B) the sum of (x) any Clawback Payment, (y) the aggregate outstanding amount of the VAM LOC and Seller Transaction Expenses that are not discharged in full prior to the Closing and (z) any amounts required to be paid by the Selling Parties to Buyer prior to the applicable Put/Call Closing in respect of any claim under Section 7.1 plus (b) interest accruing on such amount at the Applicable Rate from the Closing Date to the applicable Put/Call Closing Date. For purposes of this definition, Seller Transaction Expenses shall include, without duplication, any amounts paid by Buyer that are allocable to such Profits Interest Unit pursuant to Section 2.6(d).

Profits Interest Unit: has the meaning set forth in the Existing LLC Agreement.

Purchased Equity: defined in the recitals of this Agreement.

Purchased LLC Interests: defined in the recitals of this Agreement.

Purchased Stock: defined in the recitals of this Agreement.

Purchase Price: an aggregate amount equal to the sum of (i) the Closing Date Amount, plus (ii) Contingent Payments, plus (iii) the aggregate Profits Interest Purchase Price, if any, less (iv) any Clawback Payment.

Purchase Price Cap: defined in Section 7.4(b)(ii).

Put/Call Closing: defined in Section 2.6.

Put Notice: defined in Section 2.6.

Put Period: defined in Section 2.6.

Rights: warrants, options, rights, including stock or limited liability company appreciation rights and preemptive rights, convertible securities, convertible debt and other agreements, commitments, arrangements, obligations, duties or rights, which obligate an entity to issue or dispose of any of its capital stock or other ownership interests.

Schedule Update: defined in Section 4.4.2.

SEC: the United States Securities and Exchange Commission or any successor.

SEC Reports: defined in Section 3.4.12.

Second Anniversary Date: the date that is two years after the Closing Date.

Second Anniversary Payment: an amount equal to the sum of:

(i)	(A) an amount (the “Y2 Normal Payment”) equal to the product of:

(1)	an amount equal to the greater of:

(x)	zero, and

(y)	an amount equal to the lesser of:

(i)	$13,804,000, or

(ii)	an amount equal to (I) Anniversary Revenues for the second Anniversary Year, minus (II) $27,596,000,

divided by

(2)	$13,804,000,

times

(B)	$43,333,333,

and,

(ii) to the extent that the Y2 Normal Payment exceeds the First Anniversary Payment, an amount equal to (A) the Y2 Normal Payment minus (B) the First Anniversary Payment.

Securities Act: the Securities Act of 1933, as amended from time to time, and the rules and regulations of the SEC promulgated under it.

Sellers’ Representative: defined in Section 8.12.

Seller Transaction Expenses: means, as at any relevant time, all outstanding expenses of the Company incurred in connection with the Transactions, including, without limitation, director and officer insurance, all professional fees (including legal and accounting fees and expenses as well as the fees and expenses of Putnam Lovell NBF) and any employee bonuses that the Company pays at the Closing.

Selling Member: defined in the recitals to this Agreement.

Selling Parties: defined in the first paragraph of this Agreement.

Selling Party Dollar One Claims: any action or claim brought or asserted resulting from, relating to or arising out of (i) any breach by Buyer of any covenant or other obligation to bear transaction costs and expenses contained in this Agreement, (ii) any breach of the representations and warranties in Sections 3.4.1(a) and (b) (organization; authority), or 3.4.2 (no conflicts with organizational documents, (iii) any fraud by Buyer, or (iv) any willful breach by Buyer of any covenant or other obligations contained in this Agreement.

Selling Party Material Adverse Effect: with respect to any Selling Party, any change, effect, circumstance, development, event, occurrence or state of facts that, individually or in the aggregate, (a) is or could reasonably be expected to be materially adverse to such Selling Party, or (b) that does or could be reasonably expected to materially impair the ability of such Selling Party to perform its obligations hereunder. However, a “Selling Party Material Adverse Effect” does not include a change, effect, circumstance, development, event, occurrence or state of facts caused by a change in (i) economic conditions affecting the United States economy as a whole, or (ii) the general financial market conditions in the United States (including changes in interest rates or prices of securities generally), in each case, which affects companies in the same sector, or similarly situated individuals, in a similar fashion and does not affect such Selling Party, or the Business, taken as a whole, disproportionately compared with such other companies or individuals.

Selling Party’s Knowledge: the actual knowledge, after commercially reasonable inquiry, of the Selling Party (or Selling Parties) in question.

Separation Agreements: has the meaning set forth in the Existing LLC Agreement.

SMA Account: a wrap fee account, separately managed account or other investment account advised or subadvised by Company.

Special Incentive Plan: that certain Federated Investors, Inc. Special Incentive Plan for certain employees of Company who remain with Company for certain specified periods after the Closing, in the form attached hereto as Exhibit K.

Specified Welfare Plans: defined in Section 4.3.1(d)(ii).

State: a state of the United States, the District of Columbia, the Commonwealth of Puerto Rico or a possession or territory of the United States.

Subadvisory Contract: an agreement between Company and a Mutual Fund’s investment adviser under which Company provides subadvisory services in respect of that Mutual Fund.

Subsidiary: a corporation or other Person in which a Person owns or controls, directly or indirectly, capital stock or other equity interests representing more than 50% of the outstanding voting stock or other equity interests (and, in the case of Company, includes each Private Fund).

Survival Period Cut-Off Date: defined in Section 7.4(c)(i).

Tax Claim: any action or claim for Losses resulting from, relating to or arising out of (a) a breach of Sections 3.1.10 (taxes) or 3.3.7 (taxes) or (b) any Taxes asserted or assessed against, or payable by, Company or VAM Sub in respect of any full or partial Tax period ending on or before the Closing Date, in each case net of any refunds of Taxes received by or credited to the account of the Company or VAM Sub after the Closing Date in respect of such a period (whether before or after the date of imposition or assessment of Taxes described in this clause (b) to the extent such refunds have not already been taken into account to mitigate the amount of Losses hereunder).

Tax Return: a report, return, statement or other written information required to be supplied to any Governmental Authority in connection with Taxes.

Taxes: taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including income, corporation, add-on minimum, ad valorem, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, profits, windfall profits, property, license, payroll, employment, severance, withholding, social security and franchise or other governmental taxes, or customs, duties or similar fees, assessments or charges of any kind whatsoever, imposed or assessed by the United States or any state, local or foreign government or subdivision or agency of any of them, and also including interest and penalties attributable to any of these, and additions to them.

Termination Event: defined in Section 2.8(a).

Third Anniversary Date: the date that is three years after the Closing Date.

Third Anniversary Payment: an amount equal to the sum of:

(i)	(A) an amount (the “Y3 Normal Payment”) equal to the product of:

(1)	an amount equal to the greater of:

(x)	zero, and

(y)	an amount equal to the lesser of:

(i)	$25,904,000, or

(ii)	an amount equal to (I) Anniversary Revenues for the Third Anniversary Year, minus (II) $27,596,000,

divided by

(2)	$25,904,000,

times

(B)	$43,333,333,

and,

(ii)	to the extent a positive amount, an amount equal to:

(A)	the product of (1) the Y3 Normal Payment, times (2) three,

minus

(B)	an amount equal to the sum of (1) the First Anniversary Payment, (2) the Second Anniversary Payment, and (3) the Y3 Normal Payment.

Transaction Amount: an aggregate amount equal to the sum of (i) $110,000,000 plus (ii) Contingent Payments, less (iii) any Clawback Payment.

Transactions: the transactions contemplated by this Agreement and by any documents delivered in connection with this Agreement.

Units: has the meaning set forth in the Existing LLC Agreement.

VAM: defined in the recitals of this Agreement.

VAM Inc.: Value Asset Management, Inc. a Delaware corporation.

VAM LOC: means that certain credit facility between Company and VAM memorialized in the VAM LOC Documents.

VAM LOC Documents: means the letter agreement, dated as of April 7, 2004, among VAM Inc., Company and the Members, as amended by the letter agreement, dated as of April 4, 2005, among such parties (as modified, amended and/or restated from time to time).

VAM Sub: defined in the first paragraph of this Agreement.

VAM Sub Knowledge: the actual knowledge, after commercially reasonable inquiry, of the President, Chief Operating Officer and Chief Financial Officer of VAM and the VAM Sub, and their respective direct reports.

VAM Sub Material Adverse Effect: any change, effect, circumstance, development, event, occurrence or state of facts that, individually or in the aggregate, (a) is or could reasonably be expected to be materially adverse to VAM Sub or its properties or assets or (b) that does or could be reasonably expected to materially impair the ability of VAM Sub or any Selling Party to perform its obligations hereunder. However, a “VAM Sub Material Adverse Effect” does not include a change, effect, circumstance, development, event, occurrence or state of facts caused by a change in:

(i) economic conditions affecting the United States economy as a whole, or

(ii) the general financial market conditions in the United States (including changes in interest rates or prices of securities generally), or

(iii) Applicable Law which change is applicable generally to investment advisers registered under the Advisers Act,

in each case, which affects companies in the same sector in a similar fashion and does not affect VAM Sub or the Business, taken as a whole, disproportionately compared with such other companies.

Violation of Law Claim: any action or claim for Losses resulting from, relating to or arising out of (a) a breach of Sections 3.1.19 (compliance with laws), 3.1.29(b) (compliance), 3.1.29(h)(i) (relating to compliance with Applicable Laws only), or 3.2.7 (compliance with laws), 3.3.9 (compliance with laws), or (b) any violation of Applicable Law by Company, VAM Sub, any Selling Party or the Business resulting from, relating to or arising out of any action, inaction or event that occurred prior to the Closing that is not otherwise recoverable by Buyer under this Agreement.

9.2. Other. In this Agreement, references to “including” or “include” or “includes” are deemed to be followed by “without limitation” and, unless the context clearly requires otherwise, the word “or” shall be deemed to mean “and/or”.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

FEDERATED INVESTORS, INC.

By:	/s/ Thomas R. Donahue
Name:	Thomas R. Donahue
Title:	Vice President and Chief Financial Officer

MDTA LLC

By:	/s/ Gordon J. Ceresino
Name:	Gordon J. Ceresino
Title:	Chief Executive Officer

VALUE ASSET MANAGEMENT, LLC

By:	/s/ David A. Minella
Name:	David A. Minella
Title:	President

HBSS ACQUISITION CO.

By:	/s/ David A. Minella
Name:	David A. Minella
Title:	President

CAMBRIDGEPARK EMPLOYEE LLC

By:	/s/ Schorr Berman
Name:	Schorr Berman
Title:	President

/s/ Henry. B.D. Smith
Henry B.D. Smith

/s/ Susan A. Foley
Susan A. Foley

/s/ Gordon J. Ceresino
Gordon J. Ceresino

/s/ David S. Post
David S. Post

/s/ Michael Bappert
Michael Bappert

/s/ Ronald Reich
Ronald Reich

/s/ Peter Gustini
Peter Gustini

/s/ Paul Zuber
Paul Zuber

/s/ Stephen Otto
Stephen Otto

[Signature Page to Sale and Purchase Agreement]

Exhibit A

LLC Interests as of the Date of this Agreement and the Closing Date

Name of Member	Units	Percentage Interest	Management Percentage Interest	MDTA Percentage Interest
Regular Units
Henry B.D. Smith	5	3%	27.1270037%	0%
Susan A. Foley	3.25	1.95%	17.6325523%	0%
Gordon J. Ceresino	5	3%	27.1270037%	0%
David S. Post	5	3%	27.1270037%	0%
VAM Sub	81.75	49.05%	0%	0%
CambridgePark
Management Units	0.1818182	.1090909%	.9864366%
MDTA Units	66.4848484	39.8909091%	0%	100%
Profits Interest Units
Gordon J. Ceresino	12	0%*	0%	0%
Michael Bappert	3	0%*	0%	0%
Ronald Reich	1	0%*	0%	0%
Peter Gustini	1	0%*	0%	0%
Paul Zuber	1	0%*	0%	0%
Stephen Otto	1	0%*	0%	0%

•	As used in this Agreement, the term “Initial Selling Members” means, collectively, all of the holders of Regular Units above other than VAM Sub, and the term “Selling Members” means, collectively, all of the parties identified above as “Members” other than VAM Sub. “Profits Interest Members” means, collectively, all of the holders of Profits Interest Units.

•	As used in this Agreement, the term “Selling Parties” means, collectively, VAM and all of the Selling Members.

•	Capitalized terms used on this Exhibit A but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Existing LLC Agreement.

*	Percentages of distributions are currently governed by Article IV of the Existing LLC Agreement.